
03022826

82- SUBMISSIONS FACING

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Gambro AB

*CURRENT ADDRESS Jakobsgatan 6
P.O. Box 7373
SE-103 91 Stockholm
Sweden

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34731 FISCAL YEAR 12/31/02

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OICF/BY: NM
DATE : 6/16/03

Gambro Annual Report 2002





A LEADING GLOBAL MEDICAL TECHNOLOGY AND HEALTHCARE COMPANY

Contents

As a guidance in this annual report certain figures are also given in USD. These are indicative figures, which for profit and loss items 2002 and 2001 are based on the average exchange rate for USD 2002 and for balance sheet items 2002 and 2001 on the exchange rate at the end of 2002. For exchange rates, see Note 34. All market data are Gambro's own estimates.

Information to shareholders

ANNUAL GENERAL MEETING

Gambro's Annual General Meeting will be held on Thursday, April 10, 2003, at 6.00 pm, at Aula Magna, Frescativägen 6, Stockholm.

NOTIFICATION

Shareholders who wish to participate in the Annual General Meeting must be listed in the share register maintained by the Swedish Central Securities Depository and Clearing Organization (VPC) on Monday, March 31, 2003.

Shareholders whose shares are registered in the names of trustees must in ample time prior to March 31, 2003, temporarily reregister the shares in their own names in VPC's share register.

Shareholders who wish to participate in the Annual General Meeting must notify the Company by mail to Gambro AB, Box 7373, SE-103 91 Stockholm, not later than 12.00 noon on Friday, April 4, 2003. Separate invitations have been sent. Notification may also be made by telephone to +46 8 613 65 15, by fax to +46 8 613 65 78, or on the company's website www.gambro.com/investors/

DIVIDEND

The Board of Directors has proposed Tuesday, April 15, 2003, as the dividend record date. If the Annual General Meeting approves the proposal, dividends are expected to be paid from VPC on April 22, 2003.

CALENDAR 2003

Annual General Meeting:	April 10, 2003
Three-month report, January-March:	April 25, 2003
Six-month report, January-June:	July 25, 2003
Nine-month report, January-September:	October 24, 2003

FINANCIAL REPORTS CAN BE ORDERED FROM

Gambro AB
P.O. Box 7373
SE-103 91 Stockholm, Sweden
Phone: +46 8 613 65 00
Fax: +46 8 613 65 78
weborder@gambro.com

All financial information is published on Gambro's website, www.gambro.com, immediately after release.

INVESTOR RELATIONS

Pia Irell, Director, Investor Relations, Phone: +46 (0)8 613 65 91
E-mail: pia.irell@gambro.com
Kevin Smith, President, Gambro Inc. Phone: +1 303 232 68 00
E-mail: kevin.smith@gambro.com

Editorial management: Halvarsson&Halvarsson, Stockholm. **Design and layout:** Meze design AB, Stockholm. Figures: **editorial management:** Strateg Marknadsföring AB, Örebro. **Photo:** Mats Widén, Stockholm. **Prepress and print:** Elanders Skogs Grafiska AB, Malmö.

Gambro in brief

Gambro is a leading medical technology and healthcare company with more than 35 years of experience. The company has 20,900 employees in 40 countries working together to deliver critical blood- and cell-related products and services to people around the world.

At Gambro we anchor our activities in three core values: high ethics, a cooperative spirit and excellent business performance. These values are the foundation of everything we do and they help us realize our vision to be the globally preferred partner among patients and healthcare providers by delivering world class blood- and cell-based solutions and services.

Gambro makes dialysis products, operates dialysis clinics and supplies blood bank technology worldwide. These three business fields are formally known as Gambro Renal Products, Gambro Healthcare and Gambro BCT.

Gambro's expertise with blood and renal care started when Professor Nils Alwall invented the first plate dialyzer. Soon after, in 1964, Gambro was founded when industrialist Holger Crafoord felt he had to develop and market this life saving innovation. To further our expertise we continually invest in research and development.

For many people, Gambro is life. We take that responsibility seriously.



GAMBRO'S BUSINESS AREAS

Gambro Healthcare is one of the leading providers of kidney dialysis service in the world with more than 53,500 patients in close to 700 clinics worldwide.

Gambro Renal Products develops, manufactures and supplies hemodialysis, peritoneal dialysis and acute dialysis equipment. Gambro Renal Products is a global leading provider, with production facilities in 11 countries and sales activities in 90 countries.

Gambro BCT provides technology, products and systems to blood centers and hospital blood banks. Gambro BCT is the world leader in apheresis and cell therapy as well as a progressive force within blood component collection and purification technologies. Gambro BCT operates production facilities in the U.S. and in the U.K. and sales activities in more than 75 countries.

REVENUES BY BUSINESS AREA 2002, %



Gambro BCT 7%
Gambro Healthcare 61%
Gambro Renal Products 32%

REVENUES BY REGION 2002, %



Europe 27%
United States 64%
Rest of the world 9%

Vision, core purpose, values and beliefs

VISION – To be the globally preferred partner among patients and healthcare providers by delivering world class blood- and cell-based solutions and services.

CORE PURPOSE – To save lives and improve the quality of life for the people we serve.

SHARED VALUES AND BELIEFS

The shared values and beliefs of Gambro's many employees worldwide help us to cooperate with one another, with patients, and with other customers and stakeholders.

EXCELLENT BUSINESS PERFORMANCE

Customer orientation	Speaks and acts with customer in mind
Quality	Takes action to continuously improve quality
Leadership and initiative	Takes and manages risks Generates creative, practical ideas Demonstrates thought leadership and strategic thinking Drives change and continuous improves without prompting Is energetic and driven
Performance ethic	Delivers on all commitments Has excellent judgements
Results orientation	Demonstrates consistently high productivity
Competency	Maintains skills and knowledge of professional field Takes action to continuously learn

COOPERATIVE SPIRIT

Patient commitment	Speaks and acts with patient in mind
Open and active communication	Shares information effectively Maintains visibility and approachability Demonstrates effective cross-cultural and interpersonal skills
Team work	Builds and develops effective teams
Respect and trust	Shows respect for the individual Fosters environment of trust
People development	Inspires, motivates, develops and coaches employees Promotes diversity, rotation and mobility
One global company	Shows commitment to the organization as a whole

HIGH ETHICS

Honesty / integrity	Behaves with integrity, "walks the talk"
Good citizenship	Follows laws, regulations, professional standards, and company policies
Dedication to environment	Focuses on health, environment and safety
Courage	Does the right thing

Strategy and objectives

Gambro's overall strategy and objectives sets the direction and the priorities, defines the opportunity and risk profile of the entire business portfolio. The strategy is used as the basis for deciding where to allocate funds to ensure maximum value creation over time.

GAMBRO'S OVERALL STRATEGY

- Focus on the three core businesses – renal services, renal products and blood component technologies and operate from an aligned strategic agenda to allow for profitable growth.
- Provide leading capabilities for dialysis care, blood and cell collection and processing by leveraging on Gambro's tradition of innovation; strong brands; global organization and professional and dedicated employees.
- Enhance global scale and presence in selected markets.
- Manage risk and return in existing businesses as well as in selected new growth opportunities.

GAMBRO'S FINANCIAL OBJECTIVES

- 8–10 percent revenue growth
- Earnings growth > revenue growth
- Growth in cash flow from operations > revenue growth

KEY STRATEGIES, PRIORITIES AND OBJECTIVES BY BUSINESS AREA

	GAMBRO HEALTHCARE	GAMBRO RENAL PRODUCTS	GAMBRO BCT
Growth and profitability	• Drive operating earnings faster than the expected revenue growth of 8–10 percent through initiatives that focus on price enhancement, productivity and organic growth.	• Improve profit margin and reach a 6–8 percent revenue growth through global expansion and increased effectiveness and productivity in core processes.	• Support profitability and deliver a solid revenue growth of 8–10 percent through a stream of new innovative products.
Market objectives	• Focus on the existing clinic base and establishment of new clinics in selected markets.	• Maintaining strong positions in core markets while expanding in U.S., Japan and selective markets in Asia and Latin America.	• Maintaining strong position in the U.S. market, while strengthening the position in Europe and selective markets in Asia and Latin America.
Priorities	• Country and clinic specific improvement programs. • Enhance delivery of dialysis to further improve patient outcomes, clinic productivity and revenue per treatment. • Broaden service offerings and capture the potential of the laboratory in the U.S.	• Offering of products, therapies and well-defined services tailored to different regions customer needs. • Simplify processes to further improve global productivity.	• Evolve from an apheresis company to a blood bank technology company. Expand into the red cell market and component lab. • Support and extend cell therapy and therapeutic apheresis business. • Capture the full opportunity of Gambro's Pathogen Reduction Technology.

A solid base for future growth

2002 was a rewarding year for Gambro. Revenues increased by 9 percent, currency adjusted, cash flow improved significantly and profitability is gaining momentum. The strengthened position gives us a good base for future expansion, geographically and in related fields of activity.

Dear shareholder,

2002 was the year when Gambro's shift from acquired to organic growth proved to be a fruitful strategy. We increased our consolidated revenues by 9 percent, currency adjusted, and gained market shares in most markets. We have demonstrated that an operating as well as a net margin improvement is possible in a tough environment. We are pleased to have made significant improvements in our operating cash flow compared to 2001 as a result of increased efficiency in our service business.

The improved underlying performance have contributed to a reduced net debt in a year with a heavy investment program.

Our actions during 2002 were concentrated on regaining stability and predictability. It was satisfying to be able to conclude the year without any major, unexpected setbacks.

We have explored and identified new areas for potential growth and made progress in obtaining a balance between the demands of the present and investments for the future. Our strengthened financial position gives us more room for maneuver in this regard. This means that we are now able to conduct the most extensive investment program ever and at the same time reduce our net debt.

Business achievements

Within Gambro Healthcare revenues was up by 12 percent, currency adjusted, largely due to systematic, step-by-step improvements in many aspects of operations. In particular, average revenue per treatment in the U.S. increased by USD 15 from 2001 to 2002 despite unfavorable external factors.

Also in Gambro Healthcare International improvement programs were in place, resulting in a strengthened cash flow. However, nominal revenues were affected by developments in Argentina and, in addition, by economic unrest in Uruguay.

In Gambro Renal Products a number of new products have yielded results. Our peritoneal dialysis fluid bags, Gambrosol trio™, the Polyflux™ dialyzer family, customized synthetic dialyzers, the new hemodialysis machine, Phoenix™, and Serena™, the peritoneal dialysis cycler, have all been launched on a large scale during 2002.

The strong growth in demand for synthetic dialyzers has confirmed that our investments in the shift in technology, from

"To sum up, the outcome of our activities during 2002 has been rewarding. The shift from acquired to organic growth has been a fruitful strategy, with organic growth peaking historical levels. We have been able to deliver improved margins in a challenging environment with price pressure, a general lack of caregivers and no reimbursement increase in the U.S. We are pleased to have made significant improvments in our operating cash flow and as a result increased our financial strength."

Sören Mellstig, President and CEO, Gambro







Gambro Serena PD cycler

non-synthetic to synthetic dialyzer production, was the right strategic decision. Investments in increased production capacity for synthetic dialyzers, catheters and solutions continued during 2002.

A selective expansion into new markets outside Europe and the U.S. is part of our growth strategy. In 2002 Gambro Healthcare and Gambro Renal Products together entered into the Turkish market through the acquisition of the Bülten dialysis center, which includes both product sales and clinic activities.

Gambro BCT has launched a stream of new, advanced products during the year and is successfully shifting focus from being a dedicated apheresis company to an advanced player in the fields of blood bank technology and therapeutic specialties. In particular, our largest R&D effort, the Pathogen Reduction Technology, PRT, project, made important advances during the year. Several studies indicated the PRT process' effectiveness in eliminating disease-causing bacteria, viruses and parasites in transfusion blood.

To realize the full potential of this break-through technology, a separate U.S. based company, Navigant Biotechnologies, Inc. was established in 2002. Its objective is to become the global market leader in the pathogen reduction market through a unique, safe and efficient technology and strong relationship with customers.

The strategic agenda

The overall Gambro agenda that was established in 2000 has by and large governed our activities in 2002 as well. The first items on this agenda were to establish management and organization stability, improve operational quality and to define strategies and programs and last but not least to execute.

The 2002 objectives were to leverage the improved platform for growth and profitability, to define a distinguished business model as an integrated service provider, with joint strategic initiatives and to explore new growth opportunities. In the coming year we will continue to map every aspect of our operations in search for possible efficiency gains and new business opportunities. We will also continue to explore and exploit the growth opportunities inherent in the combined skills and know-how of our three business areas. To develop and translate these synergies into concrete customer offers is in fact one of our top priorities and a key factor in the positioning of Gambro in the future.

The 2003 agenda includes:

Refine and fine-tune business area strategies. For Gambro Healthcare we stand firm by the strategy of focusing on organic growth and increased profitability through regional improvement programs. Gambro Renal Products will keep up its capacity investments and streamline its organization and product portfolio. Gambro BCT will expand its blood bank business with a clear roadmap for products and therapies as well as markets, including higher growth outside the U.S.

Further enhance the corporate strategic direction. On a corporate level, we will continue to refine and develop our corporate strategic direction over the long-term perspective. The first step was made 2001/2002 with the change of focus from acquired to organic growth.

Manage and mitigate critical risk factors. The purpose is to further improve the predictability and stability of the company. It is essential for our ability to address future business challenges as well as opportunities that we can operate in an environment where risks can be managed and mitigated in a way that doesn't disrupt or interfere with normal business activities.

We expect the regulatory and other administrative demands on care providers to remain high worldwide, and we are determined to leverage from this challenge in order to minimize future risks. We have strengthened our compliance organization as well as the awareness of the regulatory environment throughout the organization. We have continued to reinforce our corporate commitment to comply with laws and regulations by a number of organizational measures.

The subpoena served on Gambro by the U.S. Department of Justice will continue to be a challenge for the company in 2003. We hope at least to have a clearer picture of the subpoena, if not a settlement, before end of 2003.

Outlook 2003

Gambro has entered 2003 with an improved position. Overall, patient growth is stable in all our markets, with a growth of about 4 - 6 percent a year in Europe, the U.S. and Japan and by 10 percent in the rest of the world. With that in mind, and with a well-established global organization, new capacity for high demand products and new competitive products, we are prepared to capture these growth opportunities and also to grow beyond the market. That should make our 2003 target to increase revenues by 8 - 10 percent within reach.

As for earnings, we expect the top line growth to be transferred down to the bottom-line. Other main sources for earnings growth will be reduced cost per unit through productivity enhancement programs focusing on processes and platform technologies, price management for the product areas and reduced time to market for new products.

Challenges and risks do exist in our business environment. We are actively identifying, managing and mitigating those to increase stability and predicability of the company.

Finally, I would like to thank all Gambro employees for their excellent performance and their invaluable contribution to the outcome of 2002.



Sören Mellstig
President and CEO

Gambro overview 2002

The Board of Directors and the President of Gambro AB (publ), Corp. Reg. No. 556041-8005, domiciled in Stockholm, hereby submit their Annual Report and consolidated financial statements for fiscal year 2002.

The operations of the parent company, based in Stockholm, consist of Group management functions. The Gambro Group conducts operations in three business areas: Gambro Renal Products, which carries out the development, manufacturing and sale of dialysis equipment; Gambro Healthcare, which provides dialysis care; and Gambro BCT, which develops, manufactures and sells equipment for collecting, purifying and storing blood components. The financial performance, business conditions and anticipated future development of each business area are described on the following pages in this Annual Report. Comments on the financial performance of the Group are provided in the relation to the income statements, balance sheets and cash flow statements.

Branch offices outside Sweden

The Group has branch offices in three countries. Their effect on the Group's earnings and position is insignificant. The parent company does not have any branch offices outside Sweden.

FINANCIAL HIGHLIGHTS 2002

- Gambro group revenues increased 9 percent currency adjusted, including good organic growth in all business areas.
- Operating earnings before depreciation and amortization up 11 percent currency adjusted, reaching an margin of 16.3 percent (16.0). Earnings before interest and taxes improved 12 percent currency adjusted.
- Significantly improved financial net, due to reduced net debt, lower U.S. dollar interest and a more normalized situation in Argentina.
- Earnings per share increased to SEK 1.05 (0.39), SEK 1.78 (-1.22) including nonrecurring items.
- Strong operating cash flow at MSEK 1,540 (-11), as a result of improved underlying performance and notable management of accounts receivable within Gambro Healthcare US.

SIGNIFICANT EVENTS 2002

Two strategic important acquisitions were made in the renal products area. Gambro obtained a strong market position for dialysis products in Turkey through acquisition of an operation including product sales and clinic activities. A medical fluids production plant was acquired in South Korea. The acquisition provides local sourcing of concentrates for hemodialysis and a base for production of solutions for peritoneal dialysis.

During 2002, MSEK 187 (133) was invested in Gambro's largest R&D effort, Gambro BCT's Pathogen Reduction Technology project. A separate company was established to capture the full potential of the technology.

In June Gambro AB signed a 10-year loan of MEUR 150 with the European Investment Bank, EIB. The loan supports Gambro's current and new investments in new capacity at the two new production plants in Lund, Sweden, and Hechingen, Germany, as well as the construction of the two new plants for manufacturing of synthetic dialyzers.

Gambro divested its open-heart surgery subsidiary Scandinavian Heart Center AB, SHC, with annual revenues of approximately MSEK 65.

50 percent of the remaining shares in Thoratec were divested and a capital gain of MSEK 45 was recognized.

Gambro Healthcare US entered into an agreement with the U.S. Department of Justice, resolving claims brought against the subsidiary Dialysis Holding Inc., all of which arose prior to Gambro's ownership. The settlement resulted in a reversal of a provision contributing to the operating earnings by MSEK 40.

Gambro took an impairment charge of the company's investments in Eligix of MSEK 49.

At the end of the year Gambro received approximately MSEK 1,010 of carry-forward losses with a tax effect of MSEK 283 as a result of a ruling by the lower tax court, Länsrätten, on the taxbase of ABB shares divested, resulting in a repayment of tax 2003 of MSEK 135. As the ruling has been appealed, a MSEK 283 provision has been set up.

No significant events that affect the Group's or the Parent Company's financial position have occurred since year end.

REVENUES BY BUSINESS AREA, MSEK


30,000
25,000
20,000
15,000
10,000
5,000
0
2001
2002

Gambro BCT · Gambro Healthcare · Gambro Renal Products, excluding intra-group sales

REVENUES BY REGION, MSEK


30,000
25,000
20,000
15,000
10,000
5,000
0
2001
2002

Rest of the world · Europe · United States

EBITDA MARGIN, %
Earnings before depreciation and amortization


20
15
10
5
0
16.0
12.4
16.3
2001
2002

Excluding nonrecurring items · Including nonrecurring items

EARNINGS PER SHARE, SEK


2.0
1.5
1.0
0.5
0.0
-0.5
-1.0
-1.5
0.39
1.05
2001
2002

Excluding nonrecurring items · Including nonrecurring items

OPERATING CASH FLOW, MSEK


2000
1500
1000
500
0
-500
1,540
-11
2001
2002

The renal market

About 1.2 million individuals in the world with chronic renal failure receive dialysis treatment. They can survive only when supported by regular dialysis treatment or when given a kidney transplant.

The number of people receiving renal care is increasing by an average of 6 – 7 percent each year.

This is driven by a number of factors:

- An ageing population, which is increasingly more prone to kidney failure.
- Increased incidence of welfare diseases like diabetes and hypertension that may lead to kidney failure.
- Increasing resources to treat kidney failure in emerging markets.
- Improved treatment of End Stage Renal Disease increasing patient life expectancy.

The rapid development of renal care has resulted in a world industry providing dialysis treatements, related services and products.

Dialysis is expected to remain as the dominant treatment for End Stage Renal Disease. The only alternative today – kidney transplantation – is precluded for most patients by the shortage of donor organs.

Dialysis service market

The global market for dialysis service amounts to about SEK 316 billion (USD 36 billion), and the number of dialysis patients is growing steadily by about 4 – 6 percent a year in Europe, the U.S. and Japan and by 10 percent in the rest of the world. The mortality among the patients is high, due to their rather high age and the fact that they often are suffering from other diseases.

SERVICE CUSTOMERS

The customers in the renal care industry are the dialysis patient who receive the treatment and the payer, whether it is the government, an insurance company or a managed care organization.

SERVICE COMPETITORS

The worldwide renal services market is fragmented with the top 10 providers treating less than one-quarter of the patients. In the U.S. four major dialysis chains account for more than 60 percent of the market.

SERVICE MARKET TRENDS

An increasing number of countries are permitting private dialysis clinics, a trend that favors industry growth. However, in most major markets, some sort of governmental health insurance program provides financing for the vast proportion of dialysis treatments. After several decades of increasing resources being directed to health care,

KIDNEY FAILURE AND DIALYSIS

There are several different reasons for kidney failure, but the leading causes are glomerulonephritis, i.e., inflammation of the glomeruli in the kidney, longstanding diabetes and hypertension accounting for between half and three-quarters of patients. Apart from these, there are many other causes that might lead to acute or chronic renal failure.

Acute renal failure may be a temporary problem. The reason for this condition could be diminished blood supply to the kidneys, obstructed urine flow or traumatic damage to the kidneys e.g. in a major surgery or in a car crash. After acute treatment, usually with some sort of hemodialysis, the kidneys may recover or the patient may need to be transferred to dialysis for chronic failure.

Chronic renal failure can be a result of a gradual decrease in the function of the kidneys over a long period of time. In these situations, the kidneys are irreversibly damaged, and their function will never recover. An End Stage Renal Disease, ESRD, patient requires renal replacement therapy such as kidney transplantation or dialysis to survive.

DIALYSIS MODALITIES

In Hemodialysis the blood is conducted, via blood lines outside the body, through the dialyzer, where the purification takes place. In the dialyzer, the blood and the dialysis fluid flow on opposite surfaces of a thin membrane. Waste products are transported from the blood through the membrane and carried away by the dialysis fluid. The body's excess fluid is removed through the membrane by means of a pressure differential created by the dialysis machine. The entire process is monitored and controlled by the dialysis machine. Hemodialysis usually involves treatments that last 3 – 5 hours, three times a week and can be performed either in hospital units, in self-care centers or at home. About 89 percent of all dialysis patients are treated by hemodialysis.

Peritoneal dialysis differs from hemodialysis in that the blood is treated without being removed from the body. Instead, the cleansing fluid is brought into the patient's abdominal cavity, where the peritoneum acts as a dialysis membrane. Dialysis fluid in plastic bags, sterile blood lines, and in some cases special machines to pump the fluid in and out of thez body, are required in this form of treatment. In the most common form of peritoneal dialysis, known as CAPD (Continuous Ambulatory Peritoneal Dialysis), the patient manually changes the dialysis fluid approximately every four hours. With APD (Automated Peritoneal Dialysis), treatment can be performed by a machine, and can thus take place even when the patient is sleeping.

government policies of the western world are now characterized by efforts to cut back on expenditure. Prices are strictly regulated, while costs for personnel and vital pharmaceutical products are increasing. Furthermore, the U.S. market for certain pharmaceuticals, such as EPO (used to treat anemia) is strongly limited, with only one supplier. Continuous rationalization is therefore imperative to the industry.

SERVICE MARKET OUTLOOK

While continuous, high and stable market growth can be anticipated in the foreseeable future, the renal care industry's future earnings performance is dependent to a significant extent on reimbursement systems and economic growth in national markets, healthcare policies, forms of financing as well as healthcare traditions. In the largest market, the U.S., the dialysis providers are faced with a challenging business climate. Gambro does not expect any composite rate increases in the U.S. for its Medicare patients in 2003. The majority of Gambro's patients are compensated by Medicare.

Dialysis product market

The market for renal care products is characterized by a stable year-on-year increase that is essentially unaffected by economic fluctuations. The total value of the market is approximately SEK 57 billion (USD 6.5 billion). The market is subject to some price pressure.

PRODUCT CUSTOMERS

Outside the U.S., the customers for renal products companies are mainly public hospitals, as the world market for dialysis is still very regulated. Private international dialysis chains, local dialysis clinics and hospitals are also important customers. Gambro Healthcare is one of Gambro Renal Products major customers. About 10 percent of Gambro Renal Products' output is sold to Gambro Healthcare. Gambro Healthcare buys more than 80 percent of the dialysis products used in the clinics from Gambro Renal Products.

PRODUCT COMPETITORS

In the segment for renal care products, the three largest companies, German based Fresenius Medical Care, U.S. company Baxter and Gambro, combined have two-thirds of the market.

PRODUCT MARKET TRENDS

For renal products, industry trends point to further globalization and consolidation, from many local and regional players to three big, global companies with some 70 percent of the market. Innovation will be a battle on many frontiers, with a shift in product and marketing focus towards therapies, care systems and solutions, and away from single products. A changing customer landscape will also pose new challenges in marketing, branding and customer relations.

MAJOR DIALYSIS CHAINS, DECEMBER 2002

	Global patients	%	U.S. patients	%	Europe patients	%	Rest of the world patients	%
Fresenius Medical Care	112,000	9	79,600	26	15,600	6	16,800	3
Gambro	53,500	4	42,640	14	6,480	3	4,380	1
DaVita	45,000	4	45,000	15				
Renal Care Group	20,500	2	20,500	7				
Baxter	17,800	1			2,800	1	15,000	2
Kuratorium	16,000	1			16,000	6		
Dialysis Clinic Inc.	12,000	1	12,000	4				
National Nephrology	5,100	<1	5,100	2				
Patienten-Heimversorgung	4,200	<1			4,200	2		
Satellite, American Red Cross	3,850	<1	1,750	<1			2,100	<1
Braun Eurocare	1,750	<1			1,750	<1		
Total	291,700	24	206,590	68	46,830	18	38,280	6
Other care providers	933,300	76	97,410	32	211,170	82	624,720	94
Total patients	1,225,000	100	304,000	100	258,000	100	663,000	100

MARKET SHARES, DIALYSIS PRODUCTS 2002, %

	Hemodialysis	Peritoneal dialysis	Renal Intensive Care
Gambro	20	2	54
Baxter	7	70	14
Fresenius Medical Care	30	17	12
Other care providers	43	11	20

DIALYSIS PATIENTS, REGIONAL BREAKDOWN, %


Europe 21%
Japan 18%
United States 25%
Rest of the world 36%

MARKET SHARES, DIALYSIS PRODUCTS, %


Gambro 16%
Baxter 23%
Fresenius Medical Care 26%
Other 35%

Gambro Healthcare

- Focus on organic growth and value-added services
- Strong revenue increase, driven by 6 percent same store treatment growth in the U.S.
- Revenue per treatment in the U.S. increased and improved the earnings

Financial performance

In 2002, Gambro Healthcare experienced a strong organic growth, mainly in the U.S., driven by 6 percent same store treatment growth, improved treatment mix and solid pharmacy revenues in U.S. clinics.

Revenues increased by 4 percent to MSEK 16,872 (MUSD 1,736), a currency-adjusted increase of 12 percent.

Operating earnings before depreciation and amortization, EBITDA, increased by 8 percent to MSEK 2,500 (MUSD 257), while the EBITDA margin improved to 14.8 (14.2) percent as a result of effective regional improvement programs.

Days billing outstanding, DBO's, decreased as a result of notable collection experience in the U.S.

In line with the selective acquisition strategy only 5 clinics were acquired, 10 clinics divested and 21 new clinics were opened during 2002.

Gambro Healthcare US

Average revenues per treatment in the U.S. improved to USD 252, a year-on-year increase of USD 15. The good performance is due to improved treatment mix, with more acute and peritoneal dialysis treatments and solid pharmacy revenues, in line with a specific improvement program. The average revenue per treatment was also affected by a strong ramp-up in the billing from Laboratory Services reaching USD 9 per treatment at the end of 2002.

Labor costs per treatment increased by 5 percent. The margin was also affected by a general EPO price increase of 3.9 percent as from January 1, 2002, partially offset by volume rebates and no increase in general Medicare reimbursements this year.

The strategic direction of providing value-added services resulted in a new agreement with American Access Care and Philadelphia Vascular Institute to develop interventional radiology centers in the Philadelphia, Pennsylvania and New Jersey areas. In these centers, interventions will be made by angioplasty to correct stenosis, a treatment aimed at patients with End Stage Renal Disease. The first center, in Philadelphia, was opened in August 2002.

SUBPOENA

Gambro Healthcare Inc. has not received any claim from the U.S. Department of Justice, in the connection with the subpoena received in June 2001. For a

PROPORTION OF GAMBRO's TOTAL REVENUES, %


Gambro Healthcare 61%

REVENUES 1998–2002, MSEK


20,000
15,000
10,000
5,000
0
1998
1999
2000
2001
2002

REVENUES BY MARKET, %


United States 91%
Europe 8%
Rest of the world 1%

KEY DATA

	2002	2001
Revenues, MSEK	16,872	16,238
No. of employees	12,618	12,343
EBITDA, MSEK	2,500	2,314
EBITDA margin, %	14.8	14.2
EBIT, MSEK	741	482
EBIT margin, %	4.4	3.0

EBITDA: Earnings before depreciation and amortization
EBIT: Earnings before interest and taxes



At some of Gambro Healthcare's clinics, including the one in Angers in France, patients can take on responsibility for their own treatment. Louis Le Tourneau is a former peritoneal dialysis patient and so used to managing his own treatment. He has been undergoing hemodialysis for four months now and handles most of it himself with the help of Gambro's AK 200 S™. Staff is on hand at all times and monitors the whole process.



more detailed description of the current status of the Government investigation, please refer to Note 31, in this Annual Report. The legal fees and other costs of collecting information requested, amounted to MSEK 83 (MUSD 8.5) for the full year 2002 (MSEK 99).

Gambro Healthcare International

The nominal revenue development for Gambro Healthcare International was primarily affected by the devaluations in Argentina and Uruguay, where Gambro operates 35 dialysis clinics. Other markets, such as Portugal, Spain and Poland showed a particularly good development.

Several country improvement programs were in place during the year, both in Europe and South America, focusing on improving operational performance, organic growth, quality outcomes and efficiencies in labor and capacity costs. Measures led to improvements in cash flow.

In August, Gambro agreed to acquire all shares in the Bülten dialysis center in Turkey, including the country's biggest dialysis clinic in Ankara.

In November, Bo-Inge Hansson was appointed President of Gambro Healthcare International. He assumed his new responsibility on January 1, 2003. Previously, he was President of Gambro Renal Products Asia, headquartered in Hong Kong.

Development

Gambro is working long-term to discover new efficient forms of cooperation between the company's different product and business areas, for example exploiting synergy effects in the systems for handling patient and process data.

During the first quarter 2002 successful pilot tests of Vendor Managed Inventory, VMI, took place at Gambro Healthcare clinics in Sweden. The VMI concept is a result of collaboration between Gambro Renal Products and Gambro Healthcare International. The pilot tests showed that the product stock could be reduced by about 50 percent at the clinics, resulting in significant cost savings. VMI was fully implemented in Sweden and Hungary in 2002.

GAMBRO HEALTHCARE

- One of the world's leading providers of kidney dialysis services.
- More than 53,500 patients.
- 693 clinics worldwide.
- Two organizational segments: Gambro Healthcare US and Gambro Healthcare International.

BUSINESS

- Gambro Healthcare offers the full range of dialysis and renal care services in North and South America, Australia and Europe.
- The company provides renal disease state-of-the-art hemodialysis services, peritoneal dialysis programs and acute care.
- In addition to the dialysis service in the U.S., Gambro Healthcare Laboratory Services offers a comprehensive menu of diagnostic services to renal care providers.
- Gambro Helthcare International is running a transplantation clinic in Argentina.

STRATEGY

- Focus on organic growth, selective acquisitions.
- Operational excellence in dialysis processes, deliver the best medical outcome utilizing the most efficient process to preserve and attract new patients.
- Be an attractive employer.
- Cultivate the company's good relations with the health care community.
- Set the bar as the most compliant provider adapting to new national rules and regulations.
- Develop related sources for revenues.
- Leverage synergies between Gambro Healthcare and Gambro Renal Products.

CHALLENGES AND OPPORTUNITIES

Challenges

- To compensate for external cost drivers beyond the company's control.
- Stable or reduced government/state reimbursement for dialysis treatment.
- Increasing regulations and documentation requirements.
- The subpoena: U.S. Department of Justice requests for information.

Opportunities

- Joint strategic initiatives between Gambro Healthcare and Gambro Renal Products.
- Use of clinical infrastructure to increase the range of services and increase revenues per clinic.
- Expansion of laboratory services.
- Increased efficiency in the clinics due to certain initiatives, e.g. the Six Sigma project.
- Alternative pricing scenarios.

FINANCIAL OBJECTIVES

- A yearly revenue growth of 8 – 10 percent.
- Improve operating margin.

FUTURE PROSPECTS

The renal care market is growing steadily from year to year. Gambro Healthcare is well positioned to further enhance its position in the market through solid organic growth and improved profitability. The company is expecting a demand for a more holistic approach, a renal care focusing on continuum of care, improving the health of the patients and decreasing mortality. The focus will be on optimal dialysis, evidence based outcomes and new dialysis delivery models. A continued focus in the U.S. will be to target private insured patients and patients included in managed care programs.

Today's U.S. reimbursement system for dialysis services

In recognition of the life-saving nature of dialysis treatment for patients with End Stage Renal Disease, ESRD, the U.S. government has enacted legislation providing that after a specified period of time, currently set at 33 months, providers will be reimbursed by the Medicare system. There are two separate components of the payments – a fixed amount for the treatment (the composite rate) and a variable amount for ancillaries, such as pharmaceutical products administered at the dialysis clinic. Increases in the composite rate must be voted on by the U.S. Congress. There have only been two such increases since the inception of the program 1.2 percent in 2000 and 2.4 percent in 2001. Recently, MedPac recommended Congress approve an increase of 1.6 percent for 2004. It is uncertain if this recommendation will be acted on. The U.S. government's cost related to ESRD accounts for 5.8 percent of the total Medicare budget. Of this amount 25 percent relates to the treatment, with the balance attributable to hospitalization, laboratory testing and other drug costs. The composite rate average of USD 130 per treatment is only adequate to cover the cost of the treatment, at best. Dialysis providers, including Gambro, have continued to lobby for changes in the way increases in the reimbursement rate are determined to make them based on the increase in a market basket of costs. This is the method of calculating Medicare fee increases in virtually all other segments of the U.S. healthcare industry.

During the first 33 months as a dialysis patient, an individual is responsible for treatment costs either through his insurance company or personally. Because of the cost, virtually no one pays the costs personally. In the past, providers were able to bill insurance companies significantly higher amounts than provided for under Medicare. Economic pressures continue to reduce this differential, putting continual downward influence on per treatment billings.



Christelle Rabeau is a nurse at Gambro Healthcare's clinic in Angers. While one shift of patients receive treatment, she prepares for the next shift. Consumables like filters, blood lines, needles and concentrates are set up individually for each patient.


GAMBRO

GEOGRAPHICAL DATA

Number of clinics	2002	2001
U.S.	549	533
Rest of the world	144	142
Total	693	675
Number of patients		
U.S.	42,640	40,050
Rest of the world	10,860	10,830
Total	53,500	50,880
Number of treatments in consolidated clinics (thousand)		
U.S.	6,287	5,971
Rest of the world	1,307	1,177
Total	7,594	7,148

GAMBRO HEALTHCARE US, REVENUE PER TREATMENT, USD


260
240
220
200
Q4 2001
Q2 2001
Q3 2001
Q4 2001
Q1 2002
Q2 2002
Q3 2002
Q4 2002
Clinics
Laboratory



"We at Gambro Healthcare are committed to delivering world-class patient care supported by an operating culture of trust, cooperation and a strong commitment to fulfill the promises we make."

Larry C Buckelew, President and CEO, Gambro Healthcare US

Bo-Inge Hansson, President, Gambro Healthcare International



Highest quality of care for highest quality of life

Dialysis is a life-sustaining treatment. This fact places huge responsibilities on Gambro to deliver the best possible products and services. Gambro meets these demands through a corporate culture that is characterized by a high level of innovation, efforts at education and training and by capitalizing on the expertise and motivation of all employees.

For Gambro Healthcare it's essential to be a world-class provider of renal care by combining caring, skilled, well-trained employees with the latest in medical best practices, information technology and efficient operational processes. This approach is reflected in a philosophy called CARE³, which is designed to ensure the best in employee care, patient care and business care.

A well-established team approach ensures that patients receive holistic care that helps them achieve the highest quality of life possible. Gambro Healthcare's clinics not only provide dialysis therapy – social workers and dieticians also address the practical lifestyle needs of patients and their families.

GAMBRO PATIENT OUTCOMES

Kt/V is a method of assessing the quantity of dialysis delivered. Most national standards recommend a minimum acceptable target for Kt/V of 1.2 in a thrice-weekly dialysis schedule. In Europe the Kt/V average is gradually improving, while the average has decline somewhat from a higher level in the U.S. The reduced average in the U.S. is in line with the strategy to reduce the variance in the treatment, to ensure that the patient receleves the same dose or same Kt/V each and every treatment.

Hemoglobin is the iron-containing protein in red blood cells that transports oxygen in the body. Hemoglobin is used as a marker of anemia management. The current target for hemoglobin in dialysis patients is 11 – 12 g/dl. In Europe and the U.S. the percentage of the patients with adequate hemoglobin level has increased.

An anemia management program started 2002 in the U.S. and has been a major value add to patient treatment and improved the Hemoglobin level. Gambro Healthcare's anemia management efforts are focused on improving patient's hemoglobin levels especially those that are below 11 g/ml.

Albumin is the major plasma protein responsible for much of the plasma colloid osmotic pressure, as it cannot pass the wall of blood vessels. In dialysis patients, serum albumin is used as a marker of nutrition and inflammation. A serum albumin concentration of >3.5 g/dl is generally defined as adequate, although the target value depends on the analysis method used. In Europe the percentage of the patients with an adequate albumin concentration has increased slightly, while the share has decline somewhat in the U.S.

KT/V AVERAGE AND KT/V > 1.2, %


2.0
1.5
1.0
0.5
0.0
100
90
80
70
60
01/01
02/01
03/01
04/01
01/02
02/02
03/02
04/02
Europe Kt/V average
United States Kt/V average
Europe Kt/V > 1.2
United States Kt/V > 1.2

HEMOGLOBIN > 11 g/dl, %


100
90
80
70
60
01/01
02/01
03/01
04/01
01/02
02/02
03/02
04/02
Europe
United States

ALBUMIN > 3.5 g/dl, %


100
90
80
70
60
01/01
02/01
03/01
04/01
01/02
02/02
03/02
04/02
Europe
United States

Demographics of Gambro Healthcare's patients (averages, Sept-Dec 2002)

	U.S.	Europe	
Age, years	62.4	62.2	The average age varies by country in the range of 55 to 64 years.
Time on dialysis, years	3.4	4.5	The length of time on dialysis is a function of the mortality rate of the country and of the transplantation rate.
Weight, kg	75.5	66.0	Average body weight of the patients differs significantly from country to country. The prescription of dialysis is dependent on the body weight, the bigger the patient, the more individualized the treatment has to be to provide an adequate dose of dialysis.
Prevalence of diabetes, %	31	17	In many countries diabetes is the most frequent cause of end-stage renal disease, but in some countries the cause is less than 10 percent.





Gambro Healthcare's staff is highly qualified and the care it provides is the best available. Raymonde Gomes, a dialysis patient of two years, finds herself in the safe hands of Marie Andrée [illegible].

Education and employee development

Even the very best technology can't guarantee optimal patient care. It is the people applying the technology who make the difference. This applies particularly to dialysis clinics where professionalism and dedication are crucial to successful patient outcomes.

Gambro Healthcare is committed to attracting and retaining the very best employees to provide the very best care. The responsibility and authority to create successful clinics are in the hands of those who deliver the care. The company ensures the professionalism and commitment of clinical and support staff through training programs that lead the industry.

Nurses and other care givers new to dialysis receive intensive training in laboratories that simulate real dialysis clinics. Clinical competency tests verify that new employees perform procedures correctly and understand dialysis processes. Nurses and other care givers with previous dialysis experience must pass an entrance exam and demonstrate their clinical competence, before being accepted by Gambro Healthcare. Highly qualified Medical Directors provide clinic-level leadership to help ensure that the care delivered reflects best medical practices.

Within the Gambro Healthcare philosophy, programs reward employees for meeting and exceeding key clinical performance indicators, foster employee input into decision making and provide tools that help clinics improve.

Information Technology

Technologies such as the web-based Renal Information Management System are used. The system collects, sorts and translates patient outcome data to help care givers provide optimal patient care. Clinicians use the information when making decisions on issues such as adequacy, anemia, osteodystrophy, nutrition and vascular access. In addition, a web-based user interface gives healthcare professionals easier access to Gambro's systems for clinical information, quality assurance analysis and financial management.

Gambro Healthcare IT systems and tools are a crucial element in the company's commitment to quality control. They not only help determine how well clinics meet key performance indicators, they also give the data needed to continuously improve treatment quality.

Gambro's patient outcomes

The patient outcomes vary between countries due to healthcare policies, forms of financing as well as healthcare traditions.

During the year, Gambro Healthcare has initiated a number of initiatives to further improve patient outcomes, some as a part of Gambro's Six Sigma project, including mapping of the dialysis process, adequacy of the dialysis treatment, anemia and osteodystrophy management, etc. The purpose of the project is to find optimal dialysis processes to improve outcome and operating efficiencies. This should be possible as there are variances in the dialysis process and the actual treatment, due to local praxis.

Gambro Renal Products

- Newly launched products are gaining ground
- Capacity expansion for high demand products
- Focus on increased effectiveness

Financial performance

Gambro Renal Products' revenues 2002 increased by 6 percent (currency-adjusted 8 percent) to MSEK 10,212 (MUSD 1,051), including strong growth for synthetic dialyzers, BiCart, a dry concentrate for hemodialysis, and the new PD fluid, Gambrosol trio. Internal sales showed good growth and were up by 42 percent, currency adjusted, compared to 2001. On a comparable basis, growth was 14 percent currency adjusted. The difference is made up of internal sales of spare parts that historically have been accounted for net.

The revenue growth is a result of the launch of a new product portfolio in combination with increased capacity and geographic expansion.

European sales showed favourable growth in most markets, especially markets like Italy, Benelux, Scandinavia, Portugal and France. In the rest of the world the U.S., Brazil, Australia and Japan showed a strong development.

Gambro Renal Products and Gambro BCT's combined operating earnings before amortization and depreciation (EBITDA) was stable at MSEK 2,293 (MUSD 236).

The EBITDA margin, reached 19.0 (20.0) percent.

Product launches

In the previous year Gambro Renal Products launched new or upgraded products in all major product categories; peritoneal dialysis, PD, hemodialysis, HD and renal intensive care, RIC. During 2002 the new products were successfully established on the markets.

In 2002 Gambro Renal Products launched a new biocompatible surface treatment, the Dolphin coating. The Dolphin coating results in a reduced risk of clotting and clotting deposit on catheters, resulting in higher safety for patients.

Strategic acquisitions

In 2002 Gambro entered the renal market in Turkey through a strategic acquisition of an operation including both product sales and clinic activities. With the acquisition, Gambro obtains an immediate and strong market position with a market share of 10 - 12 percent for dialysis products.

In November a medical fluids production plant was acquired from the South Korean company Green Cross Ltd. The plant is a major supplier to Gambro in South Korea. The acquisition will provide local sourcing of concentrates for hemodialysis and a base for production of solutions for peritoneal dialysis for the Korean and Asian markets. Gambro is thereby strengthening its position in Asia as a leading provider of products and systems for dialysis. The production unit has about 50 employees and will initially serve the Korean market.

PROPORTION OF GAMBRO'S TOTAL REVENUES %


Gambro Renal Products 32%

REVENUES 1998–2002, MSEK


12,000
10,000
8,000
6,000
4,000
2,000
0
1998
1999
2000
2001
2002

REVENUES BY MARKET %


United States 13%
Europe 64%
Rest of the world 23%

KEY DATA

	2002	2001
Revenues, MSEK	10,212	9,663
No. of employees	6,923	6,617
Production sites	11	11
EBITDA*, MSEK	2,293	2,296
EBITDA margin*, %	19.0	20.0
EBIT*, MSEK	1,167	1,354
EBIT margin*, %	9.7	11.8

* Consolidated with Gambro BCT

EBITDA: Earnings before depreciation and amortization
EBIT: Earnings before interest and taxes

One of Gambro's largest production facilities for synthetic dialysis membranes and dialyzers is located in Hechingen, Germany. The membrane of the Polyflux dialyzer, which is being produced here, consists of a unique polymer blending. In a sophisti-cated but well-controlled process a polymer solution is being transformed into a hollow-fiber. Depending on the type a Polyflux dialyzer contains between 8,000 – 12,000 of these fibers. Jakob Schmidt controls that the process runs smoothly and ensures that all fibers are being separated and that not one single fiber snaps.







Capacity expansion

Gambro Renal Products is investing heavily in new capacity. New production facilities for synthetic dialysers in Hechingen and dry dialysis concentrates in Lund were opened during the fall 2001 and the production was gradually ramped up in 2002.

During 2002, the construction of two new plants for manufacturing of synthetic dialyzers in Hechingen, Germany and Meyzieu, France, was in progress. The plants will be ready for production in the first half of 2003.

The construction and expansion of production facilities for solutions have been initiated in Italy and the U.S., and the production is expected to be up and running in 2003–2004.

Dry concentrates as well as synthetic dialyzers are products of strategic importance to Gambro. Both segments are growing quickly. In total, the capacity, including all recent and planned investments, will be increased by 14.5 million synthetic dialyzers per year and the capacity for dry concentrates will be doubled.

GAMBRO RENAL PRODUCTS

- Develops, manufactures and supplies hemodialysis, peritoneal dialysis and acute dialysis products comprising dialysis machines, dialyzers, blood lines, sterile solutions, liquid and dry concentrates, vascular accesses and water treatment equipment.
- Provides products and services under the Gambro and Hospal brands.
- Production facilities in 11 countries, sales activities in 90 countries, including sales companies in 26 countries.

BUSINESS

Gambro Renal products has been a leading innovator in renal care products for decades and first to market with many innovations. Examples are the first computerized dialysis machine, the BiCart cartridge which is the world standard in bicarbonate dialysis today, and the synthetic dialyzer Polyflux™.

Gambro Renal Products is based on market shares, second in the world in hemodialysis products, third in peritoneal dialysis products and the world leader in renal intensive care products.

KEY PRODUCTS

Hemodialysis products	Peritoneal dialysis products
Dialysis machines	Machines
Dialyzers (HD)	Solutions
Blood lines	Medical lines
Dialysis concentrates	Accessories (Ancillary products)
Water treatment equipment	
Vascular accesses	

PRODUCT STRATEGY

- Valued products, therapies and services that drive down overall cost and deliver best medical outcome.
- Shift from highly complex product range to a more streamlined using technology platforms.
- Develop and maintain world class processes and capabilities and secure innovation.
- Cooperation between Gambro Renal Products and Gambro Healthcare extended.

MARKET STRATEGY

- Build on leading position to achieve global and profitable growth – right products and right markets.
- Consolidate strong position in Europe.
- Expand in markets outside Europe – Japan, U.S. and Latin America.

CHALLENGES AND OPPORTUNITIES

Challenges

- Continued price compression.
- Reduce time-to-market for new products.
- Japanese companies becoming more global.

Opportunities

- Strong position within EU and more rapid expansion outside Europe.
- Increased cooperation with Gambro Healthcare.
- Increased capacity on core products via recent and future capacity expansion.
- Several newly launched, leading products within in all three business segments.

FINANCIAL OBJECTIVES

- A yearly revenue growth of 6–8 percent.
- Improve operating margin.

FUTURE PROSPECTS

Gambro Renal Products has favourable prospects for a continued healthy growth rate and for further improving its margins. Both the increased focus on support and new services and the increased cooperation with Gambro Healthcare will contribute to this. The company is well invested for the future and has a strong product range. Attractive new products will be launched during the next few years.





Each dialyzer is marked with a barcode and carefully controlled, here by Vera Bannik. The dialyzer is often referred to as the artificial kidney. The Phoenix machine supervises and controls the flow of blood and dialysis fluid through the dialyzer during the treatment; the machine also prepares the dialysis fluid from water and concentrate.

"Our mission is to design and deliver global renal solutions – a complete offering of products, therapies and services – for the treatment of patients with renal failure."

Alain Granger, President, Gambro Renal Products



The blood market

Worldwide more than 70 million units of blood are collected annually, either in the form of whole blood or by harvesting specific blood components. Blood plays an important role in patients undergoing surgery, for cancer patients and hemophiliacs.

The global blood market is driven by a worldwide shortage of blood and blood components, due to a shortage of donors and strict deferral guidelines. There is also a continuing demand for increased safety in the world's blood supply as well as a constantly growing demand for red blood cells and for platelets, plasma, stem cells and immunocomponent cells.

The blood bank technology market

The blood bank technology market is defined as the market for products and services that enable blood centers to collect, purify, and store blood components. These products include automatic and manual collection products, apheresis technology, filters for removal of white blood cells from red blood cells, IT applications for blood centers/blood banks, methods of purifying blood from bacteria and viruses, and sterile solutions in collection bag sets. The global market for blood bank technology approached SEK 10.5 billion (USD 1.2 billion) in 2002 and is growing by 5–6 percent a year.

Gambro BCT focuses primarily on the following areas within blood bank technology:

- **Automated Blood Component Collection (whereby blood components are collected automatically):** The market for automated blood collection is growing by about 6 percent a year, and amounted to approximately SEK 2.7 billion (USD 0.3 billion) in 2002. Gambro BCT's Spectra and Trima systems are key systems in this market.
- **Automated separation of manually collected whole blood:** More than 42 million whole blood donations are made yearly. Gambro's newly launched OrbiSac system automates the process of separating manually collected whole blood. This is a newly approached market for Gambro of about MSEK 400 (MUSD 45).

CUSTOMERS

Blood banks and blood centers are organized differently throughout the world. They are typically community owned, not for profit institutions.

Gambro BCT's blood center customers are dealing with the challenges of budget limitations, a decreasing number of qualified donors, an increasing demand for blood components, an increased demand for costly blood testing and other safety improvements, as well as increased scrutiny by government regulators. New technologies designed to collect more blood components from fewer donors, under automatically controlled conditions and better blood purification processes will help the blood centers.

MARKET SHARES FOR BLOOD BANK TECHNOLOGY APHERESIS, %


Gambro BCT 40%
Baxter 27%
Haemonetics 28%
Terumo 5%

MARKET SHARES THERAPEUTIC APHERESIS, %


Gambro BCT 58%
Fresenius 6%
Haemonetics 4%
Baxter 11%
Other 21%

BLOOD

Blood, the body's most important transport medium, consists of red blood cells (erythrocytes), white blood cells (leukocytes), blood platelets (thrombocytes), blood plasma and stem cells.

- Red blood cells are tiny, pliable discs, which are transported through our arteries and veins 3,000 times per day. They deliver oxygen and remove waste products.
- White blood cells provide protection when the body is exposed to pathogens or disease.
- Blood platelets are cells whose main task is to check bleeding. They bind with each other to provide a natural bandage until the wound has healed.
- Plasma is a fluid that transports nutrients, salts, waste products and other substances.
- Stem cells are found in the bone marrow or, to a lesser extent, in the peripheral blood system. They are the blood's "mother cells," which eventually develop into red or white blood cells or blood platelets.



At Lundatappen, one of Gambro BCT's customer in Sweden, the Trima Automated Blood Component System is installed. The Trima is a transportable, automated system that separates whole blood into its major components – red blood cells, platelets, and plasma. Ann-Margret Svärd-Nilsson is connecting Joakim Jagorstrand, Gambro BCT employee and blood donor, to the Trima in order to collect platelets from him.

GAMBRO'S POSITION

For two decades, Gambro BCT has been the market leader in automated collection of blood components using apheresis technology – a sub-segment within the blood bank technology field. Gambro BCT's current market share is about 40 percent. Since 1999, the company has broadened its focus within blood bank technology. This is due to the fact that the market, including products for blood collection and processing and blood purification, is considerably larger and growing more rapidly than the market for apheresis alone.

As Gambro BCT broadens its operations, the company faces a fairly unchanged competitive landscape.

Within the blood bank technology field, the competition includes:

- **Baxter**, in partnership with Cerus and Asahi.
- **Haemonetics Transfusion Technologies**, in partnership with Vitex and Cerus.
- **Fresenius Hemocare**, whose strengths include apheresis products in Germany.
- **Terumo**, controlling a major part of the Japanese market for manual collections.
- **Pall**, being the worldleader in leukoreduction filters.

Market for therapeutic specialties

Therapeutic specialties include blood plasma replacement, cell based immuotherapy and stem cell therapy, which involves collecting stem cells prior to ablative treatment and then reinfusing them after the treatment. The latter two are rapidly growing markets. Gambro BCT's main product used for this purpose is the COBE Spectra® Apheresis System, a system that supports a broad range of cellular and plasma therapies for the treatment of cancer, congenital and immune disorders.

Gambro BCT focuses primarily on the following areas within therapeutic specialties:

- **Therapeutic apheresis:** A process removing disease mediators or disease carrying media from the patient as a therapy or therapy support. The therapeutic apheresis market amounted to around MSEK 940 (MUSD 107) in 2002 and is expected to grow by 3 – 4 percent per year.
- **The cell therapy market:** The treatment of various forms of cancer is progressing rapidly. In the area of stem cell therapy new chemotherapeutic agents and new dose-intensification protocols are being developed to combat this disease. The cell therapy market (only products) had a total value of MSEK 300 (MUSD 34) in 2002 and is expected to reach an annual growth of 10 percent. Gambro BCT is the leader in peripheral blood stem cell collections.

CUSTOMERS

Gambro BCT's customers in the therapeutic specialties area are hospital based therapeutic and cell collection programs, blood center and third party therapeutic and cell collection programs. The users are often therapeutic apheresis nurses and cellular specialists. Physician prescribers are hematologists, nephrologists, oncologists, and other internal medicine specialists. Other users of the products and systems are cell based immunotherapy companies.

GAMBRO'S POSITION

Gambro BCT is the leader in the therapeutic apheresis market, with a market share of 58 percent. Baxter, Haemonetics and Fresenius are also active within the therapeutic specialties field, besides a large number of niche players.

Market outlook

The industry is experiencing a consolidation into large centralized institutions or nation-wide alliances. The customer challenges – shortage of qualified donors and increased cost to recruit donors – is driving the demand for sophisticated products and systems to increase productivity in the blood centers. The focus on safety of the blood supply will continue and the new market of pathogen reduction will play an important role in the future.

Gambro BCT

- From apheresis towards advanced blood bank technology
- A stream of new innovative products were launched in 2002

Financial performance

The business area's revenues 2002 increased by 3 percent (currency adjusted 8 percent) to MSEK 1,879 (MUSD 193). Sales in the U.S., which account for more than 60 percent of revenues, increased with 6 percent. European sales showed favorable growth in most markets, especially major markets like France, Spain and the U.K. In the rest of the world Brazil, Australia and Japan showed strong development.

Gambro BCT and Gambro Renal Products combined operating earnings before depreciation and amortization (EBITDA) was flat, while the EBITDA margin reached 19.0 percent compared to 20.0 percent in 2001. The increased investements in Gambro BCT's research project for Pathogen Reduction affected the margin negatively. An impairment charge of MSEK 49 (MUSD 5) related to Gambro's technology investments in Eligix was recorded in 2002, with a negative impact on the EBIT margin.

Product launches

In 2002 Gambro BCT launched the Trima Accel Automated Blood Collection System, which expands the benefits of the Trima system. Trima Accel's superior single stage blood separation technology gives blood centers greater flexibility through exceptional collection efficiency. Trima Accel reduces the collection procedure times by up to 20 percent and allows blood centers to greatly increase the productivity from their existing donor base.

In 2002 Gambro BCT received clearance from the U.S. Food and Drug Administration, FDA, to market the information system Vista – its latest advance in blood center software technology. Vista is designed to help blood centers manage business processes and information associated with automated blood collection. Vista will allow Gambro's customers to dramatically increase business productivity while improving their level of donor care and safety. The Vista system makes Gambro BCT a pioneer and a leader in the rapidly developing blood collections software market.

The TLR red cell filter, manufactured by Pall Corporation was approved for use by the FDA. The filter will be incorporated into both the Trima platelet, plasma, and red cell disposable set and into the Trima red cell, plasma disposable set. The TLR red cell disposable sets enable Gambro BCT to enter the growing market segment of leukoreduction of red cell components.

Key achievements

An important agreement was signed during 2002 to implement Trima Automated Blood Collection technology in The American Red Cross Blood Regions throughout the U.S. American Red Cross collects and distributes nearly half of the U.S. blood supply, collecting over six million units of blood annually. More than 1,200 Trima systems are now in operation worldwide.

PROPORTION OF GAMBRO's TOTAL REVENUES, %


Gambro BCT 7%

REVENUES 1998–2002, MSEK


2,000
1,500
1,000
500
0
1998
1999
2000
2001
2002

REVENUES BY MARKET, %


United States 60%
Europe 24%
Rest of the world 16%

KEY DATA

	2002	2001
Revenues, MSEK	1,879	1,832
No of employees	1,198	1,293
Production sites	2	2
EBITDA[1], MSEK	2,293	2,296
EBITDA margin[1], %	19.0	20.0
EBIT[1], MSEK	1,167	1,354
EBIT margin[1], %	9.7	11.8

[1] Consolidated with Gambro Renal Products

EBITDA: Earnings before depreciation and amortization
EBIT: Earnings before interest and taxes



The Trima system is using a centrifuge to perform apheresis. The machine will draw blood into the machine by using pumps. The blood will then flow into a channel in the centrifuge. Centrifugal force separates the blood components into layers depending on the specific weight of the components. Inside the centrifuge there are tubing in the different layers of blood components. Tubings placed where the blood components layers are makes it possible to separate the blood components with a very high accuracy. The components are then led by specific tubing either to a collect bag or back to the donor/patient.

Gambro BCT was also awarded a three-year contract to supply the National Blood Service of the U.K., NBS, with apheresis products and solutions.

Evolution of component collection

Gambro BCT is working closely with customers to help them achieve the next step in blood collection - Total Component Management, TCM. Blood banks are increasingly challenged to provide the right blood components, at the right time, in the right amounts. These requirements are difficult to achieve due to growing challenges, the most recent of which includes Creuzfeld - Jacobs disease, and West Nile Virus.

TCM improves the blood centers' ability to meet demands through more efficient management of scarce donor resources. Instead of the blood supply dictating availability, blood centers can now better manage their inventories using the Trima technology and Vista Information System.

In 2002, a donor management program was developed. Elements of the program include blood center assessment, customized recommendations based on the center assessment, strategic planning and goal setting, and project planning implementation to include staff and donor education and outcomes monitoring.

Pathogen Reduction Technology

Gambro BCT has originated a unique technology, Mirasol Pathogen Reduction Technology, PRT, that uses light and riboflavin to alter the nucleic acids of pathogens, rendering them inactive. PRT is the first single technology to inactivate pathogens in all three major blood components: red blood cells, platelets and plasma.

During 2002, the project proceeded according to plan. MSEK 187 (133) in total was invested during the year. This yielded significant refinements to the technology culminating in the first human clinical study for the pathogen reduction of platelets. Gambro estimates that the first PRT application for platelets will be available on the European market by 2005 and in the U.S. by 2006.

Several milestones in connection with PRT were recorded in 2002:

- A separate, U.S. based company for the technology was established, named Navigant Biotechnologies, Inc. The company's objective is to attain global market leadership in the pathogen reduction of platelets, red blood cells and plasma through its break-through technology.
- Navigant Biotechnologies and its strategic partner, Sangart Inc., demonstrated the pathogen reduction efficacy of PRT in the preparation of Sangart's oxygen transport agent Hemospan. The PRT technology is used to inactivate viruses potentially infecting the red blood cells used to produce Hemospan.
- Navigant Biotechnologies and its cooperative R&D partner, Walter Reed Army Institute of Research also released preliminary study results demonstrating the effectiveness of PRT for neutralizing malaria in donated blood products. Another similar series of studies indicated that the same technology is also effective in inactivating West Nile Virus from infected units of platelets, plasma and red blood cells.

GAMBRO BCT

- Provides technology, products and services to blood centers and hospital blood banks.
- A world leader in apheresis and cell therapy, as well as a progressive force within blood component collection and purification technologies.
- Production facilities in the U.S. and in the U.K. with sales activities in 75 countries worldwide.

BUSINESS

Gambro BCT's business is based on two main specialties:

- **Blood bank technology**, the largest business segment, accounting for about 75 percent of total Gambro BCT revenues. Gambro BCT delivers products and services throughout the world that enhance blood quality, safety, supply and cost-efficiency through automated collection and processing technologies and inactivation of disease-producing viruses and bacteria.
- **Therapeutic Specialties** delivers and supports a range of technologies enabling advances in medical fields such as congenital and immune disorders through innovation in cell collections, specific cell/tissue processing and therapeutic apheresis.

STRATEGY

Blood bank technology strategy is to deliver customer value through products and services that enhance blood quality, safety, supply, and cost efficiency through:

- Multiple component collection of leukoreduced red cells, platelets, and plasma.
- Integrated information technology allowing for Total Component Management.
- Multiple component processing in the lab.
- Pathogen reduction technologies.

Therapeutic Specialties strategy is to deliver and support a range of technologies enabling advances in medical fields such as cancer, congenital and immune disorders, through innovations in cell collections, specific cell/tissue processing and therapeutic apheresis.

KEY PRODUCTS AND SYSTEMS

Trima® Automated Blood Collection System, based on apheresis technology, collects any combination of all three leukoreduced blood components – red blood cells (including double red blood cells), platelets and plasma – from a single donor in a single procedure. Trima Accel, the latest enhancement of the Trima collection platform, is also the most efficient automated collection system on the market today.

Vista™ Information System is a software solution that integrates and automates business processes and information associated with blood collection. Vista accomplishes this through a combination of software, database and connectivity components. Vista enables blood centers to maximize the yield from each donor by linking the devices used to collect components in the blood center – such as the Trima system – with business management processes and the blood center's existing software systems.

OrbiSac System™ is the first system created for whole blood processing that integrates multiple processes: combining pooling, centrifugation, expressing, leukoreduction and sealing of buffy coats all in one instrument. These tasks are generally carried out with manual labor-intensive steps and blood centers are challenged with time-consuming, error-prone manual operations for buffy coat processing. The current OrbiSac system allows for automated processing of buffy coats, which are then purified for platelet production. Future protocols are currently being developed on the OrbiSac system for additional worldwide whole blood component collection and component separation.

COBE® Spectra™ Apheresis System is the world's most extensively used apheresis system for blood component collection, therapeutic apheresis and stem cell therapy. The system is characterized by its high degree of flexibility and versatility. In apheresis technology, blood from a donor or a patient is centrifuged to separate it into its components. The technology allows for components to be returned to the donor or the patient, enabling more efficient use of the blood. Apheresis is used both to collect blood components and during treatment of patients, to therapeutically remove and replace blood components. In stem cell therapy, a rapidly growing market, the technology is used to remove peripheral stem cells prior to ablative treatment, and then reinfusing the cells after treatment.

COBE® 2991 Cell Processor enables the user to develop numerous procedures for washing and concentrating cellular components. Applications include time-tested deglycerolization procedures to innovative bone marrow processing and cell separation techniques including density gradient separation.

CHALLENGES AND OPPORTUNITIES

Challenges

- The fairly slow market adoption of automation, while most market growth needs to come from conversion of manual processes to automation.
- Reimbursement for Gambro BCT's customers in national markets.
- Regulatory environment slows the adoption of new products.
- Rapidly changing market needs based on abrupt new challenges.
- Manage price pressure.

Opportunities

- Drive and support increasing automation in blood collection and component processing through innovative products and services.
- Market adoption of Total Component Management.
- Capture the full opportunity of Pathogen Reduction.
- Geographical expansion outside U.S.
- Develop long-term business partnerships with blood centers by integrating information systems, collection technologies and consultative services to optimize blood centers' processes and productivity.
- Component lab, whole blood processing, OrbiSac.
- Further develop and market new line of fluids (solutions).
- Expand strategic use of business management software tools to enhance the success of pathogen reduction, therapeutics, and component lab market initiatives.

FUTURE PROSPECTS

Gambro BCT is a strong brand with worldwide recognition. The highly competitive products Trima and Spectra as well as the world leadership in the apheresis market and Gambro BCT's competence in blood bank technology make it well positioned for revenue and earnings growth through:

- Evolving from an apheresis company to a blood bank technology company.
- Obtaining market adoption of Total Component Management technology.
- Protecting and extending the cell therapy and therapeutic apheresis businesses.
- Capturing the full potential of pathogen reduction.
- Expansion geographically outside the U.S.

FINANCIAL OBJECTIVES

- A yearly revenue growth of 8 – 10 percent.
- Protect current operating margin.



Gambro BCT is extending its blood bank and automation expertise to its customers by offering the OrbiSac system for buffy coat processing. Conventional production of buffy coat derived platelets requires multiple manual process. The OrbiSac system automatically pools and rinses up to six buffy coats, centrifuges the pooled buffy coats, expresses the platelet concentrate through an in-process leukoreduction filter and seals the product for storage. This means a more efficient, reliable and cost effective solution to the buffy coat processing challenge.

"Gambro BCT's vision is to increase our customer's success by delivering value added blood and cell based therapy, innovation, quality, and services that enhances the care of our customer's patients."

David Perez, President, Gambro BCT



A platform for world leadership

Research and development is a prerequisite for Gambro to achieve its overall objectives, which are to save lives and improve the quality of life for the people we serve. During 2002 Gambro invested MSEK 661 in research and development.

During 2002, Gambro invested a total of MSEK 661 (MUSD 68), of which MSEK 157 is capitalized development costs, in research and development compared to MSEK 618 in 2001 (MSEK 195 of these are capitalized development costs), which corresponds to 2.5 percent (2.4) of operating costs. 5.4 percent (5.4) of the total product business area revenues was invested in research and development activities.

Current research in renal care

A large number of projects related to renal care are currently under way in areas including the following:

o **Mapping and optimization of the dialysis process.** Dialysis treatment is a complex process that involves close interaction between people and technology. Gambro is systematically mapping all the components in the treatment process, including both the medical aspects, the products and the work flow at the clinics. The operations at the clinics provide a starting point for identifying areas in which the development of products and methods should be prioritized. Mapping of the dialysis process has led to the development of several concepts aimed at making it easier for the user to perform the treatment. As a result of new systems under development, all processes involved in the actual dialysis treatment will become simpler and less time-consuming for staff and patients.

o **Sensors and decision-support systems.** Research is continuing the work to develop systems that help clinicians ensure delivery of optimal treatment for each patient. This includes sensors and systems for measuring parameters such as delivered treatment dose and blood access flow.

o **Biocompatible materials and dialysis fluids.** The objective in this area is to continuously improve the biocompatibility of products, that is, to subdue the body's reactions to foreign materials and fluids. In addition to continued work to improve the surface properties of medical devices,

RESEARCH MISSION

Gambro endeavors to be a world leader in knowledge building, innovation and creative development in the areas in which the company operates. The mission of Corporate Research is to create value for Gambro by effective management of knowledge, innovation and scientific image to support existing businesses and generate new business opportunities.

Gambro's core competence is concentrated in the following areas:

- Blood- and cell-based solutions
- Separation technology
- Medical device manufacturing
- Sensor and information technology
- Treatment systems
- Biocompatible materials
- Fluids for dialysis
- Quality assurance of dialysis care

RESEARCH ORGANIZATION

Gambro's principal strength in the research area is the close connection with clinical activities. In addition to working with Gambro Healthcare clinics, Corporate Research has a strong external network with researchers at universities and institutes throughout the world, as well as collaboration with practicing physicians, suppliers and contractors.

Gambro's long-term research is concentrated in Corporate Research, while the business areas assume direct responsibility for product development. There is a strong focus on system-oriented projects involving cooperation between clinical, marketing and research departments.

Through "Therapy Groups" in Europe and the U.S., research personnel maintain ongoing contact with clinical activities. New treatment concepts are evaluated in competence groups, in which Gambro's researchers collaborate with physicians, nurses and technical staff.

Some 70 people work in the Corporate Research department. Of these, about one-third have PhD's. All research activities are coordinated by Leif Smeby, senior vice president, Research, based in Lund, Sweden. The renal care research organization centers on three basic competence groups. **Medical & Biological Research** is located in Hechingen and Lund. Their central task is product innovation at the interface between life science and medical technology. Other areas of focus are front-line trend analysis through cooperation with leading medical and technical experts as well as preparing and proofing new and high value product and project proposals. **Membrane & Device Research** is based in Hechingen and conducts exploratory research on new medical devices for all Gambro's business areas. Additionally they are active in the creation and development of dialyzers and bloodlines. Development of manufacturing processes is another focus area. **Treatment Systems Research** is situated in Lund. Their core purpose is to generate and test ideas related to complete treatment systems through studies where fundamental ideas and processes are evaluated from both theoretical and practical viewpoints. They conduct clinical studies for evaluation of ideas together with leading experts and also provide scientific support to marketing related activities.



Kerstin Pfister and Ute Biesinger both works at the Membrane & Device Research department in Hechingen. They create and develop membranes, dialysers and catheters among other things. The new biocompatible surface treatment, the Dolphin coating, for catheters is made here.

a number of clinical studies on dialysis fluids in peritoneal dialysis as well as hemodialysis have shown continued improvements in biocompatibility, confirming Gambro's leading role in this area.

o **Alternative separation methods.** Conventional methods for separating different solutes and cells in blood are based on membranes and centrifuges. Gambro's researchers employ efficient new methods based on more specific properties of solutes and cells than size and density. Results from this work are applied in clinical studies to validate the concepts.

External cooperation

Through its collaboration with leading universities around the world, the company participates in a number of projects, often resulting in publications in peer-reviewed journals. Gambro is involved in research projects at some 20 prominent universities in Europe and in the U.S.

In 2002 Gambro started to finance a professorship in nephrology at the Sahlgrenska Academy, Göteborg University, Sweden, thereby deepening an existing cooperation with the Sahlgrenska Academy. The donation covers a period of five years. The professorship is held by Dr. Börje Haraldsson.

Joint initiatives between business areas

Gambro is continuosly working to discover new forms of cooperation and synergies between the company's different product and business areas.

Scope for exploiting synergy effects exists in the following areas:

o **Dialysis Process Optimization.** This project is a joint effort between Gambro Healthcare, Gambro Renal Products and Corporate Research. New processes for delivery of dialysis treatment that will reduce cost for clinics and ensure optimal medical quality as well as new products that help the clinicians in delivering optimal treatment is evolving from this project.

o **Apheresis methods.** Gambro Renal Product's acute dialysis product line and the therapeutics business within Gambro BCT use different basic technologies to separate specific blood components. New methods and technologies that could be used in both areas are currently being evaluated in laboratories and in clinical studies.

o **Alternatives to PVC.** Many of Gambro's single-use products made from platics, such as medical lines and bags, consist of polyvinyl chloride, PVC. Gambro is conducting research and product development to find alternative materials that both exert less impact on the environment and are more cost-efficient. In 2002 several new such materials were tested in industrial production processes.

Patent related activities

Gambro's patent department works actively to protect the results of the company's investments in research and development. The company continuously identifies innovations that have strategic value and should be protected by patents. The patent portfolio is managed to facilitate the achievement of strategic objectives.

During 2002 Gambro filed 165 patent applications, including more than 55 first filings for new inventions, the remainder being to geographically extend filings made in prior years. Gambro was granted more than 115 patents in 2002. During the past 10 years Gambro has obtained more than 700 patents.

Excellent performance, cooperative spirit, high ethics

Gambro's personnel and competence development are to fulfill the Group's need for competent managers and employees so that it can achieve its overall goals. One important task is to support a corporate culture based on Gambro's three basic values of excellent business performance, a cooperative spirit and high ethics.

Gambro is conducting several long-term projects intended to provide continuous support for enhancing employee skills. As in previous years, work in 2002 focused on international efforts in the human resources area and the organization made further advances in creating an integrated global company with common goals and values.

Leadership development

During the year around 700 people participated in the Leadership Development Process, LDP. The purpose of LDP is to ensure that Gambro has world-class leadership and to develop and strengthen the Group through common goals and values.

Individual information about LDP participants is compiled in a database, which then is applied when selecting candidates for internal recruitment to available manager and specialist positions.

Management training

Launched in 1999, the Gambro International Management Program, IMP, continued in 2002, with two programs comprising a total of 60 participants.

The three week program has three basic aims:

- To improve leadership skills.
- To increase company awareness of strategies, vision, corporate culture and values.
- To build networks of new personal contacts within the company.

Compensation systems

Gambro's stock option program for executives and other key employees was extended in 2002. The new program is similar to those implemented for the years 1999 - 2001. However, the maturity for the options is determined to five years this time, as opposed to seven years for the previous programs. Together with salary and bonus payments, the option program is a key element in the overall incentives program and compensation system for senior managers and specialists introduced in 1999. The compensation system covers basic salary, bonuses and long term remuneration systems. (For further information see note 2, to the financial statements).

Business areas activities

In Gambro Healthcare, extra focus on Employee Care continues to improve employee retention and commitment. Gambro Healthcare US reduced turnover from 24 percent to 21 percent in spite of the continued shortage of nurses in the U.S. labor market. Gambro Healthcare US established regional and national recruitment teams to proactively overcome the labor shortage and enhance recruitment processes. Gambro Healthcare US's ability to attract and retain the best employees will remain a top priority in 2003.

Gambro BCT introduced a new Management Development Program focused on influence skills. Gambro BCT also continued its progress in the area of e-HR with the creation of electronic signature forms to reduce paperwork and increase productivity.

GAMBRO'S HUMAN RESOURCES MISSION IS LINKED TO THE STAKEHOLDERS:

Shareholders:	Secure value creation through proactive global HR management.
Customers:	Secure integration of HR in business.
HR departments:	Secure leadership in HR management.
Employees:	Secure conditions for the full development potential of the people in the Group.

GAMBRO'S HUMAN RESOURCES ORGANIZATION

Gambro's human resources work is both local, involving responsibility for ongoing personnel activities, and central, involving responsibility for long-term development projects.

THE TASKS OF THE CENTRAL HUMAN RESOURCES FUNCTION ARE TO:

- Create the capacity to adapt and to develop management expertise.
- Create a common base for values, corporate culture and vision.
- Develop policies and systems that support these basic values.
- Provide advice to Group units.
- Ensure the consistent high quality of human resources functions.

Lars Fahlen, the Senior Vice President, Corporate Human Resources, has the overall responsibility for Group-wide personnel issues. However, the real focal points of human resources work are at the business units. Most work is done locally in human resources departments, which employ in total around 150 people.


Gambro is a worldwide business staffed by
people who are strongly committed to saving lives.
We work in different business environments, but

Annie Corbel and Sophie Gaugain, Angers, France.



Juergen Bruder, Juergen Graf and Andreas Hoesel, Hechingen, Germa



Dennis Rabin, Angers, France.

EMPLOYEES BY MARKET, %



- United States 55%
- Europe 34%
- Rest of the World 11%

EMPLOYEES BY BUSINESS AREA, %



- Gambro BCT 6%
- Gambro Healthcare 61%
- Gambro Renal Products 33%

DISTRIBUTION BY GENDER, %



- Female 64%
- Male 36%

KEY DATA

	Average age	Personnel turnover %	
	2002	2002	2001
Gambro Healthcare US	40	21	24
Gambro Renal Products			
Italy	36	7	6
France	41	5	5
Germany	39		
Sweden	41	6	10
Gambro BCT	40	14	16

Comparable data is not available

Gambro Renal Products extended the global HR network especially in Asia and North and South America in order to support the One Global Company approach. A European HR benchmark study was launched during the year. Action plans based on this study will guide Gambro Renal Products on the way to world-class HR-management.

Key activities 2002

- In accordance with EU directives, Gambro introduced a European Workers Council, EWC, in 1999, through which the company and trade unions can meet. In 2002, the annual general meeting was held in Hechingen, Germany.
- A New Employee Orientation Program was initiated.
- Gambro's Global Job Posting System is now in place. The Job Posting System is a web-based recruitment tool designed to provide job seekers with the opportunity of viewing open positions within the Gambro organization worldwide.
- Affirmative Action plans (supported by the Global Job Posting System) were completed for all sites within Gambro Healthcare and Gambro Inc.

An integrated approach to quality, environment, health and safety

By the end of 2002 all but one of Gambro's production sites were running environmental management systems certified according to ISO 14001. The exception is the newly acquired unit in Yong In, South Korea. During the year Gambro was included in the Dow Jones Sustainability Index and in the Belgian Ethical Investment Register of Ethibel.

Implementation and certification of the environmental managements systems, EMS, being achieved, focus will now be on maintaining and developing these systems and to improve the quality of the information on Gambro's environmental performance to external and internal stakeholders.

During the year, Gambro has responded to a number of so called environmental questionnaires from various companies and non-governmental organizations. As a result of this, Gambro has been included in the Dow Jones Sustainability Index and the Ethical Investment Register of Ethibel, a well-reputed Belgian company specialized in SRI (socially responsible investment) screening of companies.

The environmental managers of the major sites have agreed on the definition and implementation of Environmental Performance Indicators, EPIs, which is one major task for 2003.

Local highlights from Gambro's production units

CHINA

The Shanghai plant which manufactures bloodlines has:

- Received the title of "Green plant" of the Minhang area by the Minhang Environmental Protection Agency. Minhang is a large industrial zone in Shanghai.

FRANCE

The Meyzieu plant which manufactures dialyzers has:

- Improved the washing process for one major dialyzer type, thereby reducing the annual water consumption by 4,000 m^3.
- Reduced water consumption, for cooling purposes, which will result in an annual saving of 12,000 m^3, through the reuse of water from other production processes.
- Reduced the use of the cleaning solvent methylene chloride by 50 percent, corresponding to 3.5 tons per year.
- Improved the waste sorting, thereby making it possible to recycle 70 tons of plastic, 60 tons of cardboard and 3 tons of paper.
- Revised the plans for closing the ethylene oxide (EtO) sterilization unit in the plant. This unit will continue to

ENVIRONMENTAL IMPACT

Gambro's primary impact on the environment is attributable to two main factors:

Production of plastic single-use articles

For safety reasons, such as preventing the spread of infections, certain devices for example dialyzers, blood tubings and fluid bags, may only be used once. For many layout applications the material of choice is (plasticized) PVC. For many years Gambro has been investigating various options for reducing the use of PVC or even to find replacement materials. The attempts continue to move forward. However, it is too early to claim any victories in this struggle, which therefore continues.

Water-consuming processes in conjunction with dialysis treatment

A normal treatment consumes about 120 liters of water plus about 30 liters for the disinfection and subsequent rinsing of the dialysis equipment. Each patient undergoes about 150 treatments a year, meaning that a considerable amount of water is consumed. It can be estimated that the worldwide dialysis patient community thus consumes some 25 million m^3 per year. This is a fact that Gambro cannot affect in any significant way.

Consideration is given to the environmental impact of products during the product development phase and raw materials are selected carefully.

GAMBRO'S ENVIRONMENTAL ORGANIZATION

Gambro's corporate environmental director reports to the Head of Operations of Gambro Renal Products, as this is the segment with the largest environmental impact (17 of the 19 production sites belong to Gambro Renal Products). Each production site has an environmental manager, who reports to the local site management. Measurable goals for the environmental work are set locally.

In line with the group wide environmental program established in 1997, Gambro is running environmental management in a decentralized manner, by means of locally tailored environmental managements systems, EMS, all of which are structured and certified according to ISO 14001. One site, the newly acquired one in Yong In, South Korea has not yet implemented an EMS.

Gambro has continued its efforts to integrate environmental issues with health, safety and quality issues. Wherever practicable, management systems for quality, environment and/or health and safety are merged, to avoid overlaps. Common work instructions are gradually being established that address all of these areas. This makes the management systems more efficient and simplifies routines for individual employees.



Gambro continuously develops work instructions that take environmental considerations into account to simplify routines for employees. In Germany regular 5-minute safety talks in small groups has been introduced that rise environmental and safety awareness and provide employees with solutions and directives.

operate, however now with a significantly improved EtO emission control system, which will keep the emission levels well below the limits set by the authorities.

GERMANY

The Hechingen plant manufactures dialyzers and concentrates has:

o Reduced the annual consumption of volatile solvents with 300 kg, which also has led to improved working conditions and a reduction of the fire risk.

o Increased the thermal utilization of scrapped plastic materials, by redirecting some 240 tons p.a. from landfill to incineration.

The Neubrandenburg plant manufactures concentrates has:

o Reduced the number of one-way wooden pallets by 90 percent in favor of reusable Euro pallets.

ITALY

The Medolla plant manufactures bloodlines and dialysis machines has:

o Reduced water consumption, for cooling purposes, by 90 percent, corresponding to 5,000 m^3 per year through the reuse of water from other production processes.

o Saved approximately 20 tons of "virgin" paper by switching to recycled paper for manuals, and another 3 tons per year by using electronic media for manuals.

The Canosa Sannita plant manufactures solutions for peritoneal dialysis has:

o Undergone a large expansion during the second half of 2002. One element has been the installation of a new water treatment system, which will lead to an estimated reduction of water consumption by 10 percent per year. Further savings, in the range of 10 – 20 percent have been achieved by reusing reject water from the water treatment systems.

SWEDEN

The Lund plant manufactures DryCarts and dialysis machines has:

o Significantly improved the recycling process for handling scrap/excess polypropylene from the production, thereby reducing the consumption of packaging material by 50 percent and the volume of transported material by some 85 percent.

o The Group's Swedish operations do not require a permit in accordance with the Swedish Environment Code. One part of the operations of one Swedish subsidiary is subject to a reporting obligation in accordance with the Swedish environmental legislation relating to the production of plastic products.

USA

The Daytona Beach, Florida plant which manufactures concentrates has:

o Continued the efforts of reducing the discharge of substances in the wastewater that affect the carbonaceous biochemical oxygen demand, CBOD, by more than 6 tons per year, which corresponds to a 20 percent reduction of the level compared to year 2001.

o Reduced the emission of hazardous waste (silver solution) in the effluent water by 50 percent.

The Lakewood plant manufactures Gambro BCT disposables and machines has:

o Reduced scrap by almost 50 percent compared to 2001, which also has generated cost savings.

o Reduced the amount of packaging material by some 2 tons.

o Reduced the consumption of natural gas and electricity by the installation of a high efficiency boiler and lighting automation.

Risk management

In recognition of the importance of active risk management, Gambro implemented a formal risk management program in 2002. The program is designed to identify, assess and control key risks facing Gambro. The primary goal of the program is to formally identify risks, have mitigating control systems in the organization and determine how to best allocate risk management resources and capital.

A formal risk assessment exercise was performed in each of the Gambro business areas. Following the assessment exercises, key risks identified were formally addressed in the strategic planning process, and risk management resources have been added or adjusted. The formal risk management program is an ongoing activity. The identified key risks are discussed in this section.

Enterprise risk management is the process of looking at all risks facing an organization. Risk can be categorized in many different ways. Gambro chose four primary categories: operational risk, financial risk, knowledge risk and strategic risk.

Operational risks

Sales and revenue risks are managed by actively engaging in the marketplaces in which Gambro operates and includes the sales, marketing and production personnel working with customers and payors. Service delivery and production risks are managed through the operational management teams responsible for the daily delivery of products and services. Legal, regulatory and compliance risks are managed through a combination of Gambro's specialized teams and external legal and consulting services. The commercial risks to which operations are exposed include credit risks on sales, political risks, supply risks and property and liability risks. Credit risks on operating flows are managed at the local level. The Group credit policy provides guidelines for this purpose by listing processes for granting credit, monitoring and so on. Political risks primarily involve healthcare systems at the local level and factors such as healthcare policy, forms of care service financing and healthcare traditions. Gambro benefits from the global privatization trend in the healthcare sector. All over the world, more stringent requirements for economies in the public sector are resulting in the outsourcing of a growing proportion of health services to the private sector, resulting in greater opportunities for the expansion of care operations. On the other hand, public sector cutbacks also lead to greater pressure on levels of reimbursement and the prices of products. Supply risks refer to the prices and availability of products and raw materials. Availability is managed by ensuring that Gambro has access to more than one supplier and that detailed plans exist for recovery in emergency situations. Similar measures have been taken to reduce price risks, but in the U.S. Gambro and the rest of the industry are faced with a supplier that has a monopoly on EPO, a vital pharmaceutical for patients with anemia problems in connection with dialysis treatment. Property and liability risks are handled by Gambro Corporate Risk Management, CRM, in cooperation with local operations. CRM's task is to ensure that the Group has satisfactory insurance cover and to provide active support for Group units in the minimization of risks. Global insurance programs concluded with various international insurers ensure that the Group receives full coverage insurance and major customer discounts on insurance for property, product and treatment liabilities. A number of technical risk inspections are carried out each year at manufacturing units to reduce the risk of operational stoppages. Gambro Reinsurance S.A. in Luxembourg provides reinsurance services for the Group, thus assuming a proportion of the risks insured.

Strategic risks

There are many strategic risks to which Gambro is exposed including corporate governance and policy risks, business development risks and long-term planning risks.

Corporate governance and policy risks are addressed and managed by the Gambro Board of Directors and Executive Committee. The business development risks and long-term planning risks are managed through joint efforts between the business area management, Gambro Strategic Development, and the Executive Committee.

Knowledge risks

There are many knowledge risks to which Gambro is exposed including intellectual property risks, information technology risks and human resources risks. Gambro's patent department works to protect Gambro from risks related to intellectual property. Information technology risks are managed through a combination of business area management and corporate management. An IT Board, chaired by the CFO, consisting of senior level IT personnel from throughout Gambro has been established to set policy and standards, share knowledge, and coordinate Gambro-wide initiatives. Human resource risks are managed through a combination of business area management and corporate management.

Financial risks and policies

Gambro's financial policy sets out how responsibility for financial operations is to be delegated within the Group, which financial risks the Group is prepared to take on, and guidelines for how these risks are to be limited.

The policy is designed to control and limit the following financial risks:

- Currency risks (transaction and translation exposure)
- Funding and interest-rate risks
- Liquidity and credit risks

The policy is decided by Gambro AB's Board of Directors and revised annually.

POLICY FOR MANAGING CURRENCY RISKS (TRANSACTION AND TRANSLATION EXPOSURE)

Transaction exposure

Transaction exposure is defined as changes in cash flows due to fluctuations in currencies. Currency risks from financial flows relating to loans and investments are avoided by having the Group's companies borrow and invest in local currencies and/or hedge such flows in full.

More than 95 percent of commercial (goods-related) currency flows are internal flows between companies in the Group, primarily factories in the Gambro Renal Products and Gambro BCT business areas, which are responsible for hedging these flows themselves. Currency hedges are to take the form of forward contracts. At least 90 percent of forecasted flows up to 6 months ahead and at least 50 percent of flows 6 to 12 months ahead are to be hedged. All contracted flows are to be hedged in full.

The Group's currency hedging procedures mean that fluctuations in exchange rates for payment flows impact on earnings after a certain time lag. In theory such fluctuations will have their full impact on the Group after nine months but in practice the impact is more variable as flows are hedged continuously and exchange rates are constantly moving.

Translation exposure

The translation of the income statements and balance sheets of foreign subsidiaries into Swedish kronor for the consolidated income statement and balance sheet results in translation exposure. Translation is a reporting effect and first materializes in the form of a transaction effect as described above. For example, a profit earned in US dollars will have a negative translation effect if the US dollar depreciates but the actual currency effect - the transaction effect - for the Group is zero if the profit is reinvested in the U.S. operations. Income statement items are translated at the average spot rate during the year and balance sheet items at the spot rate of December 31. The translation effect of exchange rate movements on the Group's equity (i.e. net assets in foreign currencies) is not hedged. Forward hedging of net assets would mean that Gambro would have its entire risk capital base in Swedish kronor, which is not in proportion to the company's business activities as 99 percent of its business is outside Sweden. This type of hedging can also have major cash flow effects when rolled over. However, intra-group dividends are hedged once the dividend has been decided.

POLICY FOR MANAGING FUNDING AND INTEREST-RATE RISKS

To maintain financial flexibility and limit funding risks (i.e. the risk of not being able to meet the Group's capital needs), committed credit facilities of at least MSEK 5,000 are to be available at all times. The policy sets limits on the proportion of total credit facilities for which any one counterparty may account.

Interest-rate risk is defined as the risk of movements in market interest rates in various currencies impacting on the Group's earnings. The interest duration of the Group's borrowings and investments determines how quickly interest-rate movements impact on earnings. The policy specifies that the average interest duration for the Group's net debt as a whole must be between three months and three years. This applies to all interest-bearing assets and liabilities, including off-balance-sheet instruments such as futures, options, interest rate swaps and forward rate agreements.

POLICY FOR MANAGING LIQUIDITY AND CREDIT RISKS

The Group's policy is that liquid funds may be invested only in financial instruments that can be cashed in at short notice or have a highly liquid secondary market so as to reduce the liquidity risk.

Investments may be made only in highly liquid low-risk interest-bearing securities (counterparties with short- and long-term ratings of Prime 1 and A1 from Moody's or A-1 and A+ from Standard & Poor's). There are also limits on the level of exposure to each counterparty to further reduce the credit risk.

Gambro AB has concluded master netting agreements with most financial counterparties. Under these ISDA agreements, net receivables and liabilities between the parties are netted on a bilateral basis. Standardized forward rate agreements (interest rate derivatives) are settled monthly through the Stockholm Stock Exchange (Stockholmsbörsen).

Sensitivity analysis

CURRENCY RISKS

Table 1 illustrates the translation effect of a one percent increase in the value of the Swedish krona on revenues, EBITDA, EBIT and EBT. The total impact on EBT before hedging transactions would be MSEK 2.

Diagram A illustrates the translation effect and transaction effect of a one percent increase in the value of the Swedish krona on EBT. The total impact on EBT before hedging transactions would be MSEK -6.

Table 2 shows the Group's transaction exposure, i.e. the sensitivity of cash flows to changes in the value of the Swedish krona.

Table 3 shows the Group's translation exposure, where the Group has net foreign assets of MSEK 10,431 and a one percent increase in the value of the Swedish krona would reduce these net assets by MSEK 104.

Diagram B presents currency-adjusted net debt quarter by quarter, i.e. net debt at the end of each quarter from December 31, 2001 translated using the exchange rates on December 31, 2002. Since 60 percent of net debt is denominated in US dollars, the USD/SEK exchange rate has a major impact on the Group's net debt.

FUNDING AND INTEREST-RATE RISKS

Diagram C illustrates the annualized effect on net interest (an overall decrease of MSEK 84) of a one percentage point increase in interest rates, based on year-end net debt and ignoring the fixed-interest terms for the various loans and deposits. If the actual fixed-interest terms are taken into account, an increase of one percentage point would affect the earnings insignificantly, in the short term.

Table 4 shows the remaining duration, remaining fixed-interest period, outstanding amounts and interest rates for the Group's interestbearing net debt.

Table 5 presents outstanding interest rate derivatives and their nominal amount and market value. The main purpose of these interest rate derivatives is to keep the interest duration of the Group's portfolio in line with policy. Changes in market interest rates therefore impact after a certain time lag; at year-end the average time lag was 22 months.

The currency composition of net debt is an important consideration when analyzing the average interest rate as shown in **Diagram D**. Movements in US dollar interest rates have a major impact on interest net in the longer term.

LIQUIDITY AND CREDIT RISKS

Table 6 presents the maturity profile of committed credit facilities. Total unutilized facilities of MSEK 5,128 were available at year-end. These facilities were split between more than ten different counterparties and the average time to maturity was 28 months. Gambro AB also has a MSEK 2,000 Swedish commercial paper program.

Treasury operations

The Treasury function at Gambro AB handles the majority of the Group's financial transactions. The purpose of the function is to optimize funding in terms of flexibility and terms, to support the operating units in financial matters, to take advantage of economies of scale and to optimize net financial items within given levels of risk. Treasury acts as the Group's internal bank and is responsible for raising capital, currency hedging, cash management and netting. Nevertheless each Group company makes its own decisions on financial matters within the constraints of the Group's financial policy. Currently 90 percent of borrowing and more than 90 percent of currency hedging are channelled through the Treasury function.

Treasury's primary aim is to support business operations but it also has a risk mandate for trading in interest rate and currency instruments. This risk mandate specifies a maximum loss of MSEK 100 for the Group should interest rates change two percentage points (parallel shift in the yield curve) and/or exchange rates move ten percent. This risk measurement model does not take into consideration correlations between currencies and interest rates, volatility and the like. Risk exposure is measured on a daily basis with strict segregation of duties. In 2002 risk averaged MSEK 39, of which MSEK 23 related to interest rate risks. As a profit centre, the Treasury function is subject to a required rate of return on its risk mandate.

Financial risk management in 2002

2002 brought a number of different activities to manage commercial and financial risks in line with the Group's guidelines.

MANAGEMENT OF CURRENCY RISKS (TRANSACTION AND TRANSLATION EXPOSURE)

At year-end the total nominal value of outstanding forward currency contracts hedging commercial currency flows was MSEK 616, which was MSEK 95 below their market value. These forward contracts relate to flows in 2003 and the average time to maturity was 5 months. More detailed information can be found in Note 8 to the financial statements. Forward contracts for flows in 2002 (realized forward contracts) had a positive impact of MSEK 68 on operating earnings.

The weakening of the US dollar during the year had a major impact on the Group's income statement and balance sheet in the form of translation effects. The USD/SEK exchange rate fell from 10.57 at the end of 2001 to 8.78 at the end of 2002, i.e. by 17 percent. The average rate used for income statement items was six percent lower in 2002 than in 2001 (9.72 compared to 10.29).

Interest net benefited from low US dollar interest rates. The average interest rate for US dollar borrowings fell from 4.3 percent at the end of 2001 to 2.3 percent at the end of 2002. The average interest rate for net debt as a whole fell from 4.9 percent at the beginning of the year to 3.3 percent at year-end.

Gambro AB is financing its U.S. business through a loan amounting to MUSD 973; this was intended to be a permanent financing (see note 12). As a result of the change in strategy related to the U.S. business, the objective is to amortize the loan over time. In the fourth quarter Gambro AB therefore sold MUSD 973 using currency forward contracts with an average tenor of 2.5 years.


Diagram A
EARNINGS EFFECT, MSEK
The effect (at year-end rates) on consolidated earnings before tax (before hedging transactions) as a result of one percentage increase in the Swedish krona
EUR
USD
Other
Transaction effect
Translation effect


Diagram B
EXCHANGE RATE EFFECTS ON NET DEBT, MSEK
12,000
10,000
8,000
6,000
4,000
2,000
0
Q4 2001
Q1 2002
Q2 2002
Q3 2002
Q4 2002
Net debt
Rate effects


Diagram C
INTEREST RATE EFFECT, MSEK
Effect on interest net of one percentage point increase in interest rates (MSEK at year-end rates)
USD
EUR
SEK
Other


Diagram D
INTEREST BEARING DEBT
(Average interest per currency), %
EUR 23% (4.5%)
SEK 15% (5.4%)
USD 61% (2.3%)
Other 1%

Table 1

EARNINGS EFFECT 2002

The effect (in MSEK) on the consolidated revenues, EBITDA, EBIT and earnings before tax (before hedging transactions) as a result of one percentage increase in the value of the Swedish krona.

	Translation effect			
Currency	Revenues	EBITDA	EBIT	EBT
EUR	-59	-7	0	2
USD	-177	-26	-8	0
Other	-31	-2	-1	0
Total	-267	-35	-7	2

Table 2

TRANSACTION EXPOSURE

at December 31, 2002, MSEK

Currency	Net flow	Share of net flow against SEK	Net exposure*
EUR	-1,011	-1,143	-307
USD	920	1,049	339
CAD	224	165	56
GBP	205	205	62
KRW	131	131	14
AUD	107	87	33
TWD	72	67	18
Other	302	276	57
Total	950	837	272

* including currency hedges (Note 8)

Table 3

TRANSLATION EXPOSURE

at December 31, 2002, MSEK

Currency	Net assets[1]	Strengthening of SEK by 1%
USD	4,647	-46
CHF	442	-4
EUR	2,765	-28
Other	2,577	-26
Total	10,431	-104

[1] After elimination of shares in subsidiaries

Table 6

COMMITTED CREDIT LINES

at December 31, 2002, MSEK

Maturity	Committed facilities	Total utilized facilities
2003	2,068	76
2004	63	63
2005	8,714	5,898
2006	866	866
>2006	801	481
Total	12,512	7,384

Table 4

INTEREST BEARING NET DEBT at December 31, 2002, MSEK

	Outstanding amounts	Remaining terms (months)	Remaining fixed interest period (months)	Average interest %[1]
Bond loan in SEK	200	39	39	6.8
Bond loan in SEK	100	4	4	8.8
Commercial paper in SEK	758	12	2	4.5
Syndicated bank loan in USD and EUR	5,961	25	2	2.0
Bank loan EUR	229	49	5	4.0
Promissory note in EUR	95	1	1	4.5
Bond loan EUR[2, 3]	730	41	41	4.1
Promissory note in EUR[4]	538	112	1	5.0
Others[5]	318	1	1	5.0
Pension liabilities	672	12	12	6.3
Liquid assets	-563			3.0
Other interest bearing assets[6]	-669			5.0
Total	8,369	33	7*	3.0[1]

* 18 months including derivatives

[1] 3.3% including derivatives

[2] Floating EUR-loan swapped to fixed USD

[3] Floating EUR-loan

[4] German government subsidized loans

[5] Mainly local overdrafts facilities

[6] MSEK 404 in unrealized currency gain in MUSD 973 forward contracts

Table 5

INTEREST RATE DERIVATIVES, holdings at December 31, 2002, MSEK

Derivate	Expiration day	Currency	Nominal amount (+buy/-sell)	Market value (+buy/-sell)
OM Forward Rate Agreements	Mar 03 - Jun 03	SEK	1,000	999
OTC Forward Rate Agreements	Mar 03	EUR	915	912
IMM 3-MTH $ Future	Mar 03 - Dec 03	USD	9,653	9,588
IMM 3-MTH EURIBOR Future	Mar 03 - Sep 03	EUR	4,802	4,764
Interest-rate swap *	Feb 06	JPY	-20	-20
Interest-rate swap *	Jun 02 - Nov 08	USD	-6,399	-6,650
Interest-rate swap *	Mar 02 - Oct 06	EUR	-137	-149
Total			9,814	9,444

* -borrowing/+deposit

Due to the spread of more than two percentage points between the US and the Swedish interest rates, this impacted positively on the Group's interest net by MSEK 43 in the fourth quarter of 2002. The transaction creates cash flow risk which could generate cash flow effects at maturity of the forward contracts. The base for the group's translation exposure in shareholders' equity is reduced by MUSD 973 and at the same time creating translation exposure for the net debt with the same amount since the currency effects of the forward contracts are included in the calculation of the group's net debt (see Table 4).

MANAGEMENT OF FUNDING AND INTEREST RATE RISKS

The main strategy for funding is to extend the maturity profile beyond 2005. The Group's single largest source of funding, a syndicated bank loan of MUSD 1,000, matures in February 2005. The strategy also involves spreading counterparty risk to parties other than banks. Currently around 80 percent of committed facilities are with banks as counterparties. Credit facilities of around MSEK 3,400 – including long-term facilities of MSEK 1,900 – were established or renewed during the year.

Gambro was granted a ten-year loan of MEUR 150 through the European Investment Bank for investments in research and development at the new production facilities in Lund, Sweden and Hechingen, Germany and for the construction of two new facilities for the production of synthetic dialyzers in Hechingen and Meyzieu, France. These investments are being spread over a four-year period from 2001 to 2004.

The Group's interest duration policy was revised in 2002 to better match the Group's operations and cash flows. The average duration was 22 months at year-end.

MANAGEMENT OF RISKS RELATING TO PERSONNEL OPTIONS

Gambro AB has option programs for senior management as described in Note 2 to the accounts. To ensure that an increase in its share price does not result in losses when the options are exercised, Gambro AB has entered into equity swap contracts running with the same expiration as the option programs. The swap means that for a fee (calculated as interest on the underlying value of the number of shares covered by the swap) Gambro AB is guaranteed a fixed purchase price for the shares underlying the option programs. If the share price is SEK 1 lower than the initial price on the expiration of the swap, Gambro AB will incur a charge of MSEK 11 corresponding to the loss that it would have made if it had purchased the shares at the initial price.

Accounting principles

The Annual Report is prepared in accordance with generally accepted Swedish accounting principles, as defined in the Swedish Annual Accounts Act and the recommendations and statements issued by the Swedish Financial Accounting Standards Council.

Changes in accounting principles

During the fiscal year, Gambro applied the recommendations issued by the Swedish Financial Accounting Standards Council that came into force on January 1, 2002. Of these, five were applied already in 2001. Therefore, Gambro is introducing only two new recommendations for 2002, namely RR21, Borrowing costs, and RR23, Related party disclosures. RR21 provides two alternative accounting principles. Gambro applies the main principle, which implies that borrowing costs are charged against earnings during the period to which they refer. Gambro has applied this principle for some time. The introduction of the new recommendations, therefore, entails no change in accounting principles and does not affect the earnings of the current year or previous years.

Consolidated accounting principles

Subsidiaries are included in the consolidated accounts in those cases in which the Parent Company exercises decisive influence, directly or indirectly.

The consolidated financial statements are prepared in accordance with the purchase method, which means that the equity in the subsidiaries at the time of acquisition, defined as the difference between the real value of assets and liabilities, is eliminated in its entirety. Accordingly, only that portion of the equity in subsidiaries that has accrued after the acquisition, is included in consolidated shareholders' equity. If the consolidated acquisition value of the shares is higher than the acquisition analysis value of the subsidiary's net assets, the difference is reported as Group goodwill.

Companies acquired during the year are included in the consolidated accounts with the amounts that have accrued after acquisition. Earnings from companies sold during the year have been included in the consolidated income statement for the period up to the date of divestment.

Internal gains within the Group are eliminated in their entirety, without regard to minority interest.

Minority interest in net earnings is reported in the consolidated income statement. Minority interest in the equity of subsidiaries is reported as a separate item in the consolidated balance sheet.

Associated companies are defined as companies that are not subsidiaries or joint ventures, but are companies in which the Parent Company directly or indirectly holds at least 20 percent of the voting rights for all of the shares.

In the consolidated financial statements, participations in associated companies are reported in accordance with the equity method, whereby, participations in a company are reported at the acquisition value at the date of acquisition and, subsequently adjusted with an amount corresponding to the Group's participation in the change in the associated company's net assets.

The Group's book value for the associated company can, however, never be negative. The value of such participations includes goodwill at the time of acquisition (after deduction for accumulated depreciation). In the consolidated income statement, the Group's participations in the earnings of associated companies are included. Undistributed accumulated profit shares, deriving from associated companies, are reported in the consolidated balance sheet as equity method reserves, under restricted equity.

Unrealized Intra-Group gains are eliminated in an amount corresponding to the share of the gain accruing to the Group.

In the Parent Company's financial statements, participations in associated companies are reported at acquisition value. Only those dividends received from profits accruing after the acquisition of an associated company are reported as income from the company.

Joint ventures are defined as operations in which Gambro, together with one or more joint owners, jointly exercises a decisive influence. A case in point is Gambro's joint enterprise with Baxter (Tandem Healthcare LLC). In the consolidated financial statements, joint ventures are reported in operating earnings, in accordance with the equity method.

Translation of the financial statements of subsidiaries outside Sweden

As all of Gambro's subsidiaries outside Sweden are classified as independent subsidiaries, the current method is used to translate the subsidiaries' financial statements into Swedish kronor, with the exception of companies in countries with hyperinflation, where the monetary-non-monetary method is used in connection with hyperinflation accounting.

The current method implies that the assets and liabilities of subsidiaries outside Sweden are translated at the year-end rate of exchange while their income statements are translated at the average of exchange rates for the year. However, nonrecurring items are translated at the current exchange rate in the consolidated income statement. Translation differences are charged directly against Group equity when using the current method, and when using the monetary-non-monetary method, the translation differences are reported as a financial item in the income statement.

Intra-Group dividends are hedged when a decision regarding dividends has been made. The translation differences that have occurred in the consolidated accounts are charged directly against Group equity in a proportion corresponding to the translation difference applied to Group equity during the year in respect of the subsidiary.

Translation of accounting items in foreign currencies in individual companies

Receivables and liabilities in foreign currencies are normally reported at year-end exchange rates, and transactions in foreign currencies are translated in accordance with the spot rate on the day of the transaction. Hedged items are reported at contracted rates and the forward contract premiums/discounts are distributed over the contract term and reported as interest expense/income. Exchange rate differences in items related to operations are reported under operating earnings/loss, while exchange rate differences in financial items are reported under net financial items.

Revenues

Revenue from sales of products is reported on the delivery date as specified in the terms of sale and shipment. Revenues related to services are reported when the service is supplied, with the exception of laboratory services. As of April 1, 2001, Gambro has taken the view that the Swedish Financial Accounting Standards Council's Recommendation No. 11 does not permit revenue to be reported until the service has been billed.

Sales are reported net of VAT, discounts and exchange rate differences. In the consolidated accounts, intra-Group sales are eliminated.

Reporting of income tax

Reported income tax includes current tax, adjustments of previous years' current taxes, changes in deferred tax and participations in the tax of associated companies. All tax liabilities/receivables are valued at nominal amounts in accordance with the tax regulations and tax rates that have been determined or have been announced and are almost certain to be approved.

In the case of items reported in the income statement, related tax effects are also reported in the income statement. Tax is charged directly against shareholders' equity if the tax is attributable to items that are charged directly against shareholders' equity.

Deferred tax is calculated in accordance with the balance sheet method in respect of all temporary differences that occur between the reported amounts of assets and liabilities and the amounts for tax purposes. Temporary differences of this nature usually arise as a result of adjustments to the so-called real value in connection with acquisitions, depreciation of tangible fixed assets, and allocations and provisions. Deferred tax receivables relating to loss carry-forwards or other future tax deductions are reported in cases where it is probable that the deduction in question can be offset against excess taxes in a future taxation period. Deferred tax liabilities in respect of temporary differences relating to investments in subsidiaries, branches, associated companies and participations in joint ventures are not reported in Gambro's consolidated accounts, as in all such cases, the Parent Company can control the reversal of the temporary differences, and when it is considered unlikely that a reversal will occur in the foreseeable future.

The Parent Company, due to the relationship between accounting and taxation regulations, reports the deferred tax liability in untaxed reserves as a portion of the untaxed reserves.

Receivables

Receivables are reported with the amounts that are expected to be received, based on individual examination.

Inventories

Inventories are valued applying the first-in, first-out method, at the lower of acquisition value and actual value at year-end.

Tangible fixed assets

Tangible fixed assets are booked at acquisition cost after deduction of accumulated depreciation according to plan. Write-downs are applied where there is a persistent decline in value. Fixed assets are depreciated according to plan, in accordance with the straight-line method, based on acquisition value and the estimated service life of the asset. The following depreciation periods are applied:

Buildings	25-50 years
Machinery and equipment	3-15 years
Production tools (other than expendable tools)	3 years

Interest on capital borrowed to finance the production of an asset is not included in the acquisition value.

Reporting of leasing agreements

Leasing agreements in which Gambro is the lessee are usually reported as straight-line expenses over the period of the agreement. In those cases in which the leasing agreements have the effect that the Group, as lessee, enjoys essentially the financial benefits and bears the financial risks associated with the leasing object, then the object is reported as a fixed asset in the consolidated balance sheet. The corresponding commitment to pay leasing charges in the future is reported as a liability.

In the case of leasing agreements in which Gambro is the lessor, the financial benefits and risks are normally not transferred to the lessee and the revenues are reported straight-line over the period of the agreement. In cases where the financial benefits and risks have been transferred to the lessee, the current value of future leasing charges is reported as an asset.

Intangible fixed assets

Goodwill

Goodwill represents the difference between the acquisition cost of a subsidiary or associated company and the Group's share of the actual value of the acquired company's net assets. Goodwill is amortized straight-line over its estimated useful life, which equates with an amortization period of 10-20 years. For long-term strategic holdings, the amortization period is 20 years.

Research and development costs

Gambro applies the Swedish Financial Accounting Standards Council's Recommendation No. 15, whereby expenditures for research are reported as expenses when they occur. Expenditures for development projects (related to the design and testing of new or improved products) are reported as intangible assets to the extent that it is most likely that it will result in future financial benefits. Other expenditures for development projects are reported as expenses when they occur. Expenditures for development projects that have been expensed previously are not reported as assets in subsequent periods. After the initiation of the commercial production of the product, capitalized development costs are depreciated straight-line over a period not exceeding five years.

Costs for software

Expenditures for the acquisition, development and maintenance of software are normally expensed as they arise. However, expenditures related to identifiable software programs that are controlled by Gambro and are expected to result in financial benefits over a period longer than one year, are reported as intangible assets and amortized straight-line over a period not exceeding five years.

Other intangible assets

Expenditures related to brands acquired externally, distribution rights, patents and licenses are capitalized and amortized straight-line during their estimated useful life, resulting in an amortization period of three to 10 years. The equivalent of internally produced intangible assets are continually booked as expenses.

Write-downs

Gambro applies the Swedish Financial Accounting Standards Council's Recommendation No 17, whereby, as an assessment of the asset's recoverable value is made when there are indications that the value of an asset may have declined. If the book value is higher than the recoverable value, the asset is written down to the recoverable amount.

Pension reporting

Gambro has a number of pension plans based on defined benefits or defined contributions. The costs for contribution-based plans are expensed on an ongoing basis. Commitments relating to benefit-based pension plans are reported as provisions. Such provisions are made in accordance with the local regulations that apply in each country.

Reporting of options granted to executive management

All outstanding personnel option programs, including social security expenses, have been hedged against increases in the share price through equity swaps. The financial expense of these equity swaps is reported under net financial items. The programs have not been hedged against decreases in the share price. As the swaps are long-term (maturing between 2006-2008) and as there are no clear accounting standards or praxis in Sweden, the unrealized losses are reported as contingent liabilities until further notice. The program is described in more detail in Note 2.

Provisions

Gambro applies the Swedish Financial Accounting Standards Council's Recommendation No. 16, whereby, a provision is reported when Gambro has a commitment (either legal or informal) as a result of an event that has occurred, and it is likely that a disbursement of resources will be required in order to settle the commitment and a reliable estimate of the amount involved can be made.

Forthcoming changes in accounting recommendations, accounting principles and assessments

In 2003, the following recommendations of the Swedish Financial Accounting Standards Council will be introduced:

RR 2:02 Inventories
RR 22 Presentation of financial statements
RR 24 Investment Property
RR 25 Reporting by segment – lines of business and geographical areas
RR 26 Events after the balance sheet date
RR 27 Financial instruments: Disclosure and presentation
RR 28 Government grants

RR 3, Accounting for Receivables and Payables with Respect to Interest Rates and Hidden Compensation, is no longer applicable as it is now covered by RR 27.

Had the recommendations and principles, which will be applicable from 2003, been applied during the current year, it is the Group's opinion that neither the earnings of the Parent Company, nor the Group, would have been affected. They are also not expected to affect the earnings for 2003. The classifications in the balance sheets, however, might be affected. The introduction of the new recommendations and principles will not entail adjustments in Group or Parent Company equity.

As of April 1, 2001, Gambro made the assessment that Recommendation No. 11 of the Swedish Financial Accounting Standards Council does not allow for revenue recognition of laboratory tests until a service has been billed. Gambro intends to report revenue from laboratory services for testing conducted from January 1, 2003 yet again when they are provided. Net unbilled and unrecognized revenues per year-end 2002, for services during 2002 and 2001, amounted to some MSEK 53 (MUSD 4.9). Unrecognized revenues will be recognized when they are billed.

RR 29, Employee benefits, will be implemented from 2004. This recommendation is likely to affect both the income statements and balance sheets, including adjustments directly against equity. However, the Group can not, to date, assess the extent of these effects. It is likely that further recommendations will come into force in 2004.

Ten-year summary

Group

MSEK	2002	2001	2000	1999	1998	1997	1996	1995	1994	1993
Income statement										
Revenues	**27,574**	26,720	22,245	19,743	18,734	19,490	20,220	24,324	18,389	12,271
Earnings before interest and taxes	**1,594**	281	204	2,304	5,374	14,135	4,050	3,239	2,677	417
Earnings before taxes	**1,063**	–193	527	1,893	4,991	13,890	5,228	4,653	3,832	966
Net income	**612**	–422	982	1,605	2,808	11,520	2,884	2,431	2,186	462
Balance sheet										
Total assets	**36,019**	40,151	36,664	33,920	33,406	49,881	34,696	32,035	35,703	18,909
Net debt	**8,369**	9,434	7,275	4,632	2,242	7,786	11,163	7,823	10,429	2,213
Shareholders' equity	**19,839**	22,571	21,897	19,655	17,850	25,385	14,581	12,246	10,976	9,922
Cash flow analysis										
Investments in fixed assets, net	**–2,994**	–2,465	–1,741	–1,529	–1,587	–1,258	–1,258	–1,550	–1,029	–533
Operating cash flow	**1,540**	–11	1,103	2,048	4,213	13,485	2,862	1,374	3,048	256
Change in net debt	**1,065**	–2,159	–2,643	2,390	5,544	13,377	–3,340	–3,606	–9,216	105
Key figures										
Earnings per share, SEK[4,5]	**1.78**	–1.22	2.85	4.66	6.70	33.70	8.44	7.11	6.40	1.35
Cash flow per share, SEK[5]	**4.47**	–0.03	3.20	5.94	12.22	39.13	8.30	3.99	8.84	0.74
Shareholders' equity per share, SEK[5]	**58**	65	64	57	52	74	43	36	32	29
Net asset value per share, SEK[2,5]	**58**	65	64	57	52	101	70	58	51	51
Dividend per share, SEK[5]	**1.10**[1]	1.10	1.10	1.10	1.00[6]	2.00	2.00	1.80	1.60	1.40[3]
Gambro share, total return, %	**–24.9**	–0.5	–10.7	–11.0	–29.3	46.9	73.8	24.7	–5.2	50.0
Return on shareholders' equity, %[4]	**2.9**	–1.9	4.7	8.6	10.7	57.6	21.5	20.8	21.0	4.8
Return on total capital, %	**4.6**	1.6	0.9	7.4	14.6	35.3	19.1	18.1	18.7	7.5
Return on capital employed, %	**5.5**	2.0	1.2	10.8	19.7	44.5	24.8	21.4	21.8	9.7
Interest coverage ratio	**2.6**	0.8	0.4	4.1	5.5	14.7	4.6	4.0	3.9	2.2
Solidity (equity/asset ratio), %	**56**	57	60	59	54	52	44	52	43	61
Statistical data										
Average number of employees	**20,804**	19,534	17,999	17,354	17,332	16,108	17,145	18,573	19,106	12,086
Wages, salaries and remuneration, incl. social security contributions	**9,406**	9,122	7,191	6,265	5,783	5,364	5,423	6,145	5,982	3,662

1) Proposed
2) Shareholders' equity/share adjusted for surplus value in associated companies
3) In addition, SEK 0.27/share in Orrefors subscription rights
4) After full tax
5) All figures per share are proforma after split (June 1998)
6) Value transferred on sale of ABB shares
7) Exclusive capital gain on sale of Thoratec shares

The operations in the Group have significantly changed during the 10 years shown in the summary. All business activities within the Group before 1993 have been divested and all existing business has been acquired. The accounting principles have changed but the historical values have not been re-calculated.

Income statements

Note 32, 34

MSEK	Note	Group 2002	Group 2001	Parent Company 2002	Parent Company 2001
Revenues	1	**27,574**	26,720	**60**	77
Cost of sales		**-20,629**	-20,147		
Gross earnings		**6,945**	6,573	**60**	77
Selling expenses		**-2,049**	-1,887		
Administration expenses		**-2,775**	-2,633	**-177**	-191
Research and development expenses		**-534**	-423		
Result from participation in associated companies and joint ventures	4	**-7**	-12		
Nonrecurring items	5		-1,190		
Other operating income	6	**81**	20		
Other operating expenses	7	**-67**	-167		
Earnings before interest and taxes 1, 2, 3, 8, 9 and 10		**1,594**	281	**-117**	-114
Result from financial investments					
Result from participation in group companies	11			**-304**	2,527
Result from participation in associated companies	4	**-8**	-10		
Result from other securities and receivables accounted for as fixed assets	12	**31**	295	**983**	1
Other interest income and similar profit/loss items	13	**201**	127	**987**	1,493
Interest expenses and similar profit/loss items	14	**-755**	-886	**-710**	-1,021
Earnings before taxes and appropriations	15	**1,063**	-193	**839**	2,886
Appropriations	25			**-54**	-158
Taxes	16	**-393**	-170	**331**	-16
Minority interest	17	**-58**	-59		
Net income		**612**	-422	**1,116**	2,712
Earnings per share before and after dilution (SEK)		**1.78**	-1.22		

Average and total number of shares outstanding 344,653,288 (of which Series A: 250,574,090, Series B: 94,079,198).

Nonrecurring items

MSEK	2002	2001
Operating items		
Cost for laboratory services		-927
Reversal of prior provisions for divestment of Group companies		27
Write-down of goodwill in Argentina		-228
Write-down of receivables in Argentina		-62
Total operating items		-1,190
Financial items		
Capital gain on sale of shares		293
Total financial items		293
Tax items		
Reversal of tax provisions	**250**	
Utilization of tax losses carried forward		102
Tax on operating and financial items		239
Total tax items	**250**	341
Total nonrecurring items	**250**	-556
Effect on earnings per share	**0.73**	-1.61

Comments to the income statements

REVENUES

Gambro's total revenues increased by 3 percent to MSEK 27,574 (MUSD 2,838). Volume increases account for 7 percent of the total increase, while 2 percent was attributable to price changes and 6 percent to negative foreign exchange movements. As a result, the currency adjusted revenue growth was 9 percent.

Revenues by market	2002	2001	Change, nominal	Change currency adjusted
Europe	**7,408**	7,074	+5%	+5%
United States	**17,647**	16,799	+5%	+11%
Asia, Pacific, Rest of the world	**2,519**	2,847	-12%	+5%
Total	**27,574**	26,720	+3%	+9%

EARNINGS BEFORE DEPRECIATION AND AMORTIZATION (EBITDA)

Operating earnings before depreciation and amortization (EBITDA) amounted to MSEK 4,501 (MUSD 463), which corresponds to a margin of 16.3 percent (12.4; 16.0, exclusive nonrecurring items). The increase is primarily attributable to an improved operating margin in the Gambro Healthcare business. A minor capital gain from the divestiture of Scandinavian Heart Center is included in the operating earnings. A settlement with the U.S. Department of Justice, resolving claims brought against Dialysis Holding Inc., all of which arose prior to Gambro's ownership, resulted in a reversal of a provision, with a contribution to earnings of MSEK 40 (MUSD 4).

EARNINGS AFTER DEPRECIATION AND AMORTIZATION (EBIT)

Gambro's earnings after depreciation and amortization (EBIT) increased to MSEK 1,594 (MUSD 164), with a corresponding margin of 5.8 percent (1.1; 5.5 exclusive nonrecurring items). Amortization of goodwill amounted to MSEK 1,069 (1,136). The decrease in amortization of goodwill is attributed to the weaker US dollar. Approximately 90 percent of the Group's goodwill is denominated in USD. Other depreciation/amortization, amounting to MSEK 1,838 (1,660) was also affected by the weak US dollar and euro, in combination with significant investments in new production capacity for dialyzers and concentrates. Amortization also includes a MSEK 49 write down of an investment in technology (Eligix) by Gambro BCT.

EARNINGS BEFORE TAXES AND APPROPRIATIONS (EBT)

Earnings before taxes and appropriations amounted to MSEK 1,063 (MUSD 109). Net financial expense amounted to MSEK -531 (MUSD -55). The largest item, net interest, amounted to MSEK -478 (MUSD -49). The financial net, excluding nonrecurring items, was improved by MSEK 236 (24 MUSD) from last year due to the lower U.S. interest rate and lower Argentina peso interest rate. The financial net included a capital gain of MSEK 45 (MUSD 5). The total exchange effect on earnings before taxes and appropriations in 2002, compared with 2001, was 77 MSEK (MUSD 8). If Gambro's flows in foreign currency had not been hedged, income in 2002 would have been negatively affected by an amount of MSEK 68 (MUSD 7). Gambro's hedging policy and its effects are discussed in the section Risk Management.

TAXES

Tax expenses increased by MSEK 223 (MUSD 23), mainly due to improved profitability but also due to the geographical change in earnings in which an increased portion of Groups earnings are now generated in the U.S. with higher tax rates then the majority of European countries. The overall tax rate on earnings was 37.0 percent (-88.1). Adjusted for amortization of goodwill and nonrecurring items, the tax rate was 30.2 percent (27.8). At the end of the year a tax provision relating to previous legal restructuring was reversed with MSEK 250 (MUSD 26).

NONRECURRING ITEMS

Except for those items mentioned in Taxes above, no nonrecurring items were included in 2002. During 2001 the Group reported nonrecurring items affecting operating earnings after depreciation (EBIT) by MSEK -1,190 (MUSD -116).

PARENT COMPANY

Parent Company earnings before tax and appropriations amounted to MSEK 839 (MUSD 86), compared with MSEK 2,886 (MUSD 297) in 2001.

KEY RATIOS

Return on shareholders' equity amounts to 2.9 percent (-1.9), return on capital employed in 2002 was 5.5 percent (2.0) and equity/assets ratio at year-end was 56 percent (57). Equity per share was SEK 58 (65), based on the total number of shares outstanding. This change is related to currency effects.

	2002					2001				
MSEK	Q1	Q2	Q3	Q4	**Total**	Q1	Q2	Q3	Q4	Total
Revenues	6,909	7,053	6,739	6,873	**27,574**	6,180	6,619	6,745	7,176	26,720
Operating earnings before depreciation (EBITDA)	1,106	1,126	1,144	1,125	**4,501**	1,046	148	1,070	1,041	3,305
EBITDA margin, %	16.0	16.0	17.0	16.4	**16.3**	16.9	2.2	15.9	14.5	12.4
Operating earnings before depreciation (EBITDA) – exclusive nonrecurring items	1,106	1,126	1,144	1,125	**4,501**	1,046	1,076	1,070	1,076	4,268
EBITDA margin, %	16.0	16.0	17.0	16.4	**16.3**	16.9	16.3	15.9	15.0	16.0
Depreciation/amortization	-720	-716	-744	-727	**-2,907**	-626	-686	-720	-992	-3,024
Operating earnings after depreciation (EBIT)	386	410	400	398	**1,594**	420	-538	350	49	281
EBIT margin, %	5.6	5.8	5.9	5.8	**5.8**	6.8	-8.1	5.2	0.7	1.1
Operating earnings after depreciation (EBIT) – exclusive nonrecurring items	386	410	400	398	**1,594**	420	389	350	311	1,470
EBIT margin, %	5.6	5.8	5.9	5.8	**5.8**	6.8	5.9	5.2	4.3	5.5
Financial net	-138	-172	-113	-108	**-531**	-157	-181	-211	75	-474
Earnings before tax (EBT)	248	238	287	290	**1,063**	263	-719	139	124	-193
Tax	-145	-177	-183	112	**-393**	-142	211	-120	-119	-170
Minority interest	-14	-15	-13	-16	**-58**	-9	-15	-18	-17	-59
Net income	89	46	91	386	**612**	112	-523	1	-12	-422

DEFINITIONS

Total return
Price trend of the share, including reinvested dividends.

Operating margin
Operating earnings after depreciation, expressed as a percentage of total revenues.

Return on shareholders' equity
Net earnings expressed as a percentage of average shareholders' equity.

Return on total assets
Earnings after financial items, plus interest expenses and exchange differences attributable to loans, expressed as a percentage of average total assets.

Return on capital employed
Earnings after financial items, plus interest expenses and exchange differences attributable to loans, expressed as a percentage of average total assets, less non-interest-bearing operating liabilities, including deferred tax liabilities.

Equity/assets ratio (solidity)
Shareholders' equity, plus minority interests and convertible debenture loans, expressed as a percentage of total assets.

Interest coverage ratio
Earnings after financial items, plus recovery of interest expenses for loans and exchange differences attributable to loans, divided by interest expenses for loans.

Financial items include dividends received from associated companies rather than earnings participations in these companies.

Net debt
Loan liabilities and pension provisions, less cash and current investments, including other financial receivables.

Balance sheets

Note 32, 34		Group		Parent Company	
MSEK – December 31	Note	2002	2001	2002	2001
ASSETS					
Fixed assets					
Intangible assets	18	14,670	18,107		
Tangible assets	19	8,146	7,865	5	6
Financial fixed assets					
Participations in group and associated companies and joint ventures	20	58	192	18,426	18,018
Other securities held as fixed assets	21	54	44	48	33
Other long-term receivables	21	1,226	744	14,101	7,971
Deferred tax receivables	16	1,277	1,530		
Total financial fixed assets		2,615	2,510	32,575	26,022
Total fixed assets		25,431	28,482	32,580	26,028
Current assets					
Inventories, etc	22	2,549	2,743		
Current receivables					
Accounts receivable		5,891	6,335		
Other receivables	23	1,585	1,692	6,613	13,723
Total current receivables		7,476	8,027	6,613	13,723
Liquid assets	33	563	899	103	381
Total current assets		10,588	11,669	6,716	14,104
Total assets		36,019	40,151	39,296	40,132
SHAREHOLDERS' EQUITY AND LIABILITIES					
Shareholders' equity	24				
Restricted equity					
Share capital (344.6 million shares at par value SEK 2 per share)		689	689	689	689
Other restricted reserves		3,832	2,648	145	145
Nonrestricted equity					
Retained earnings		14,706	19,656	22,310	20,298
Net income		612	422	1,116	2,712
Total shareholders' equity		19,839	22,571	24,260	23,844
Minority interest		165	182		
Untaxed reserves	25			959	905
Provisions					
Provisions for pensions and similar commitments	26	672	658	221	225
Provisions for taxes	16	1,587	1,433	330	696
Other provisions	27	345	399	8	8
Total provisions		2,604	2,490	559	929
Long-term liabilities	28	7,735	8,650	7,220	8,534
Current liabilities	29	5,676	6,258	6,298	5,920
Total shareholders' equity and liabilities		36,019	40,151	39,296	40,132
Memorandum items					
Pledged assets	30	21	117	18	8
Contingent liabilities	31	424	360	2,829	2,952
Contingent assets	31	850	850	283	283

Comments to the balance sheets

INTANGIBLE ASSETS

Goodwill makes up a substantial portion of the assets in Gambro's balance sheet. Goodwill arise in conjuntcion with acquisitions, and is comprised of the difference between the purchase price and the acquired company's adjusted shareholders' equity. Gambro's acquisitions were made primarily within the Gambro Healthcare business area, where the price for acquired companies is high in comparison to their shareholders' equity. Generally the price paid is based on the future earnings of the acquired company and the advantages of integration with existing clinical operations and with Gambro's own production of equipment and consumable supplies. The single largest goodwill item refers to the acquisition of Vivra in 1997.

FINANCING

The Group's net debt was reduced mainly as a result of improved operating cash flow and very few acquisitions. Average net debt during the year amounted to approximately MSEK 10,000 (MUSD 1,029), which implies to an average interest rate of 4.8 percent (7.5).

Change in net debt	
Net debt, December 31, 2001	-9,434
Operating cash flow	1,540
Acquisitions/divestitures net	-195
Taxes paid	-201
Dividend paid	-379
Currency effects, net	465
Other items	-165
Net debt, December 31, 2002	-8,369

PARENT COMPANY

The parent company's liquid funds at year-end amounted to MSEK 103 (MUSD 12). In addition, MSEK 19,430 (MUSD 2,214) of receivables from Group companies are interest bearing.

Cash flow statements

Note 3, 34

MSEK	Group 2002	Group 2001	Parent Company 2002	Parent Company 2001
OPERATING ACTIVITIES				
Earnings before taxes and appropriations	1,063	-193	839	2,886
Adjustment for non-cash items, etc.				
Depreciation and write-downs	2,907	3,024	483	4,568
Provisions	86	30	-4	-18
Unrealized interest income and exchange gains/losses	269	113	-231	-110
Capital gains/losses	-46	-308	-14	
Undistributed earnings participations in associated companies and joint ventures	15	22		
Paid income tax	-201	-25	-109	38
Cash flow from current operations before changes in operating capital	4,093	2,663	964	7,364
CASH FLOW FROM CHANGES IN OPERATING CAPITAL				
Increase (-)/decrease (+) in inventories	-67	-198		
Increase (-)/decrease (+) in accounts receivable and other operating receivables	-1,007	253	1,469	-250
Increase (+)/decrease (-) in accounts payable and other operating liabilities	-38	-281	1,183	-6,897
Cash flow from operating activities	**2,981**	**2,437**	**3,616**	**217**
INVESTING ACTIVITIES				
Investments in financial fixed assets	-47	-222	-956	-1,587
Disposals of financial fixed assets	102	334	66	16
Investments in intangible assets	-608	-1,654		
Disposals of intangible assets	0	31		
Investments in tangible assets	-2,724	-2,181	-1	-6
Disposals of tangible assets	134	96		
Merger effects in liquid assets				38
Cash flow from investing activities	**-3,143**	**-3,596**	**-891**	**-1,539**
FINANCING ACTIVITIES				
Change in loans	274	1,813	-2,624	1,919
Group contributions				150
Dividend paid	-379	-379	-379	-379
Cash flow from financing activities	**-105**	**1,434**	**-3,003**	**1,690**
Cash flow this period	-267	275	-278	368
Liquid assets opening balance	899	600	381	13
Currency effect in liquid assets	-69	24		
Liquid assets at closing balance	563	899	103	381

Comments to the Cash flow statements

OPERATING CASH FLOW

The Group's free cash flow is defined as cash flow generated by wholly owned operations plus dividends from associated companies. Change in operating working capital (accounts receivable, inventories, accounts payable and other receivables/liabilities), adjusted for nonrecurring items, amounted to MSEK 557 (MUSD 57), compared with MSEK -1,084 (MUSD -112) in 2001. Foreign exchange movements affected the change in operating working capital by MSEK 783 (MUSD 81), compared with MSEK -587 (MUSD -60) in 2001. Adjusted for nonrecurring items and currency effects, the change in operating working capital amounted to MSEK -226 (MUSD -23), compared with MSEK -496 (MUSD -51) in 2001.

INVESTMENTS AND DIVESTITURES

Net investments amounted to MSEK 2,994 (MUSD 308), compared with MSEK 2,465 (MUSD 254) in 2001. Approximately 70 percent of the Group's total investments are related to capacity expansions. Gambro Renal Products' investments refer largely to new production capacity for dialyzers in Germany and France, which will be completed in the first half of 2003, and solutions in Italy and the U.S., which will be up and running in 2003-2004. Gambro Healthcare's investments refer largely to capacity expansions in existing and de novo clinics. Maintenance includes replacement of equipment in existing clinics and IT systems. MSEK 157 (MUSD 16) in capitalized development costs are also included in investments. The equivalent figure for 2001 was MSEK 195 (MUSD 20).

Acquisitions amounted to MSEK 251 (MUSD 26), compared with MSEK 1,460 (MUSD 150) in 2001. During the year 2002 a few selective acquisitions were made, including four dialysis clinics, operations with both products and clinic in Turkey and a medical fluids production plant in Korea.

Shares and assets divested amounted to MSEK 102 (MUSD 10), compared with MSEK 526 (MUSD 54) in 2001.

Notes and comments

(MSEK, unless stated otherwise)

1 Revenues and operating earnings

Revenues by business area	2002			2001		
	Sale of goods	Rendering of services	Total	Sale of goods	Rendering of services	Total
Gambro Healthcare		16,872	16,872		16,238	16,238
Gambro Renal Products	9,962	250	10,212	9,404	259	9,663
Intra-Group	-1,382	-7	-1,389	-1,009	-4	-1,013
Gambro BCT	1,778	101	1,879	1,732	100	1,832
Total	10,358	17,216	27,574	10,127	16,593	26,720

Internal sales of spare parts that have been historically accounted for on a net basis, from 2002 these items are accounted for gross. This has had a positive impact on internal sales from Gambro Renal Products to Gambro Healthcare of MSEK 278.

Revenues by business area and market	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
	Gambro Healthcare		Gambro Renal Products		Gambro BCT		Intra-Group		Total	
Europe	1,312	1,184	5,900	5,691	456	442	-260	-243	7,408	7,074
USA	15,368	14,556	2,277	1,885	1,125	1,125	-1,123	-767	17,647	16,799
Rest of world	192	498	2,035	2,087	298	265	-6	-3	2,519	2,847
Total	16,872	16,238	10,212	9,663	1,879	1,832	-1,389	-1,013	27,574	26,720

The Parent Company did not sell or purchase products to/from Group companies during 2001 and 2002.

Operating earnings by business area	2002		2001		2002		2001	
	EBITDA	%	EBITDA	%	EBIT	%	EBIT	%
Gambro Healthcare	2,500	14.8	2,314	14.2	741	4.4	482	3.0
Gambro Renal Products and BCT	2,293	19.0	2,296	20.0	1,167	9.7	1,354	11.8
Other[1]	-292		-343		-314		-365	
Total excluding nonrecurring items	4,501	16.3	4,267	16.0	1,594	5.8	1,471	5.5
Nonrecurring items[2]			-962				-1,190	
Total including nonrecurring items	4,501	16.3	3,305	12.4	1,594	5.8	281	1.1

1) Corporate costs, corporate reasarch and expenses for subpoena.
2) See Note 5.

2 Average number of employees, salaries and wages, other remunerations and social costs

	Average number of employees	of whom women	Salaries and remunerations to Board and president	of which bonus	Salaries and remunerations to other employees	Total salaries, wages and remunerations	Social costs
Parent Company							
Sweden	50	28	11	2	39	50	40
Other Group companies							
Sweden	982	428	5	1	324	329	139
EU excl. Sweden	5,512	2,604	28	5	1,544	1,572	377
Rest of Europe	671	547	3	0	57	60	15
North America	11,542	8,587	70	24	5,282	5,352	1,177
Central and South America	1,238	659	5	1	50	55	16
Asia	699	343	9	2	161	170	19
Oceania	110	64	2	0	29	31	4
Total Group	20,804	13,260	133	35	7,486	7,619	1,787

At year-end the number of employees was 20,907 (20,371). Of the average number of employees, 64 percent (64) were women.

2 Continued

	Group		Parent Company	
	2002	2001	2002	2001
Costs for pensions and similar benefits to current and former Board members, presidents and vice presidents	19	16	9	12
Commitments related to pensions and similar benefits to current and former Board members, presidents and vice presidents	191	182	177	181

Definitions

This note on benefits for senior executives has been prepared in accordance with the recommendation of the Swedish Industry and Commerce Stock Exchange Committee (NBK) dated August 15, 2002. Senior executives refers to both top management, including Chairman, Claes Dahlback and President, Soren Mellstig, and other senior executives. The other senior executives are: Larry C. Buckelew, Lars Fahlen, Annemarie Gardsholt, Alain Granger, Lars Granlof, David B Perez, Leif Smeby and Kevin Smith.

Compensation Committee

Gambro's Compensation Committee is appointed annually by the Board and consists of Claes Dahlback, Wilbur H Gantz, Juha P Kokko and Håkan Mogren.
The responsibility of the Compensation Committee are to:

- Approve compensation and benefit plans and pay levels for the President and other officers, taking into account peer group practices and any specific considerations
- Ensure the establishment of evaluation plans for evaluating the performance of President and other officers
- Respond to shareholder concerns, including controlling the impact of stock compensation plans on shareholder value and dilution
- Determine, at senior management level, the individuals to be included in the various compensation plans (including stock-related plans)

The Compensation Committee meets in conjunction with some of the Board meetings. Matters to be considered by the Committee are prepared by Corporate HR. The Committee does not pass resolutions but issues recommendations for resolutions by the Board.

Compensation Policy

The Global Remuneration Program offers senior executives within Gambro the opportunity to receive awards of cash and options for achieving predetermined performance targets. The Program has been designed to meet a number of important objectives:

- To encourage and reward long-term value creation
- To retain top talent
- To create a culture of ownership
- To promote a unified Gambro culture
- To adjust policy to reflect changing market conditions

Compensation for senior executives comprises base salary, variable compensation, long-term incentive programs, pensions and other benefits.

Salaries

Salaries are reviewed annually in line with best practice to provide market-based salaries according to the responsibilities involved, adjusted to reflect the contributions of the individual. Salaries are broadly determined with reference to the size of the position with salary ranges calibrated against local market practice.

Variable Compensation

The annual bonus is a mean to reward the achievement of short-term financial objectives by offering the opportunity to earn a cash award equivalent to a certain percentage annual salary. Performance is measured over the Gambro financial year, running from January 1 to December 31. An annual bonus will be awarded only if the employee remains in employment with Gambro throughout the entire performance period. The annual bonus award is conditional upon performance relative to predetermined targets for various financial and individual goals.
The President's bonus for 2002 was based 60 percent on financial results (at Group and business area level) and 40 percent on personal measures approved by the board, with a maximum bonus of 50 percent of base salary and a target bonus of 30 percent.
Other senior executives in the USA are eligible for a maximum bonus of 60 percent and a target bonus of 36 percent. The equivalent figures for senior executives outside the USA are a maximum bonus of 40 percent or 50 percent and a target bonus of 24 or 30 percent. The balance between financial and individual targets is approximately the same as for the President.

Long-term Incentives

Since 1999, the Group has offered senior executives stock options. Stock options are not allocated to the Board. The aim of these programs is, firstly, to link the compensation paid to senior executives to future growth in shareholder value and, secondly, to encourage senior executives at Gambro to make long-term investments in Gambro's shares. Stock options are allotted free of charge. The exercise price for the options is 110 percent of the share price on the allotment date. The vesting period is divided so that one-third of the options can be exercised one year after allotment, one-third after two years and the final third after three years. If employment is terminated, unvested options immediately become void. Vested options must be exercised within three months of termination of employment. The options allotted in 1999-2001 have a life of seven years while the subsequent programs have a life of five years.
The value of the options allotted during the year is based on a theoretical value computed using the Black & Scholes model. When calculating the value of options, volatility of 35 percent has been assumed. The theoretical value of the options allotted in 2002 was SEK 18.05 (a total of MSEK 65 for all options allotted during the year). A total of 3,625,575 options were allotted to 434 employees during the year.
In 2001 a Stock Appreciation Right (SAR) program was introduced for employees in key positions in the USA. These programs entitle participants to any increase in the value of Gambro's stock over a four-year period. The vesting period is one year and the exercise price is equivalent to 100 percent of the share price on the allotment date. The SARs are allotted free of charge. 510,000 SARs were allotted to 1,020 employees in 2002. The value of the SARs allotted during the year is based on a theoretical value computed using the Black & Scholes model. When calculating the value of the SARs a volatility of 35 percent has been assumed. The theoretical value of the SARs allotted in 2002 was SEK 12.47 (a total of MSEK 6 for SARs allotted during the year).
All outstanding programs, including social costs, have been hedged against increases in the share price through equity swaps on the market. The financial costs for these equity swaps totaled MSEK 25 in 2002 and have been expensed. Based on the share price on December 31, unrealized losses of MSEK 205 on these equity swaps have been reported as contingent liabilities, see Note 31. The theoretical cost of the option programs based on the Black & Scholes value on the allotment date for all of the programs is MSEK 204. This amount has not been expensed.

2 Continued

Stock options

Allotment date	Persons allotted options	Options outstanding Jan 1, 2002	Options vested Jan 1, 2002	Options exercised 2002	Options expired 2002	Options outstanding Dec 31, 2002	Options vested Dec 31, 2002	Exercise price	Expiration date	Vesting period
Feb 24, 1999	69	904,161	0	0	84,080	820,081	820,081	74.25	Feb 24, 2006	3 years
Feb 23, 2000	127	1,401,700	467,233	0	111,110	1,290,590	860,393	70.90	Feb 23, 2007	see below [1]
Feb 19, 2001	378	2,776,200	0	0	118,800	2,657,400	885,800	72.30	Feb 22, 2008	see below [1]
Mar 18, 2002	434	0	0	0	187,800	3,437,775	0	71.90	Mar 19, 2007	see below [1]

SAR program

Allotment date	Persons allotted SARs	SARs outstanding Jan 1, 2002	SARs vested Jan 1, 2002	SARs exercised 2002	SARs expired 2002	SARs outstanding Dec 31, 2002	SARs vested Dec 31, 2002	Exercise price	Expiration date	Vesting period
Aug 1, 2001	977	486,197	0	0	54,414	431,783	431,783	68.50	Aug 1, 2005	1 year
Aug 1, 2002	1,020	0	0	0	10,500	499,500	0	49.00	Aug 1, 2006	1 year

1) The vesting period in this program is divided so that one-third of the options can be exercised one year after allotment, one-third after two years and one-third after three years.

Pensions

The President's retirement age is 60. The plan is a defined contribution plan and the pension costs for Gambro AB correspond to a premium of 35 percent of fixed salary as long as the President is employed by the company. The pension benefit based on the total amount paid in annual premiums, plus interest, according to the above, during the remaining period of employment and on the benefits earned up to and including 2000. The executive management in the US is eligible for a supplemental nonqualified defined contribution plan in addition to the qualified 401(k) defined contribution plan for all employees. The contribution rate for the supplemental plan is 8 percent of base salary. For other senior executives, the retirement age is 65. Pensions are defined benefit plans and based on 50-70 percent of pensionable compensation. Pensionable compensation is defined as base salary plus average variable compensation over the last three years. The pension is non-transferable.

Other Compensation and Benefits

Some senior executives have a company car and free parking space. Company health care services and meal coupons are also offered.

Severance Pay

Gambro and the President have a mutual notice period of six months. The President has the right, upon receiving notice from the company, to severance pay corresponding to 24 months' compensation (fixed annual salary). Severance pay shall be reduced by amounts corresponding to all compensation earned by the President as a result of new employment or assignments. Gambro's other senior executives have a mutual notice period of six months and are entitled to severance pay corresponding to 18-24 months' compensation.

Compensation and pensions for top management, other senior executives and other Board members during the year (kSEK)

	Fixed salary	Board fees	Variable compensation	Other compensation	Other benefits	Pension costs
Top management						
Claes Dahlbäck		1,000				
Sören Mellstig	5,500	0	1,650	560	245	1,925
Other senior executives						
US (3 people) [2]	12,107		6,879	5,159 [3]	233	1,162
Non-US (5 people) [4]	8,906		2,297	808 [5]	342	3,980
Other board members						
Håkan Mogren		500				
Other board members [6]		1,950				
Total	26,513	3,450	10,826	6,527	820	7,067

1) The variable compensation consists of bonuses expensed in 2002 and payable in 2003. A decision on the actual variable compensation payable will be made in early 2003. The final amount may differ from the expensed amount. The following amounts were paid out in 2002 in variable compensation for 2001: Sören Mellstig kSEK 1,550, other US senior executives kSEK 4,730 and other non-US senior executives kSEK 1,950.
2) US = Larry C Buckelew, David B Perez, Kevin Smith.
3) Other compensation US consists of retention bonus and loan forgiveness.
4) Non-US = Lars Fahlén, Annemarie Gardshol, Alain Granger, Lars Granlöf, Leif Smeby.
5) Other compensation non-US consists of pension payments.
6) The other board members Sandra Austin Crayton, Gösta Gahrton, Wilbur H Gantz, Peter H Grassman, Juha P Kokko and Björn Svedberg received fees of kSEK 325 each.

Stock options for top management and other senior executives

	Options allotted 2002	Theoretical value, options 2002 kSEK	Accumulated holdings 1999-2002
Top management			
Claes Dahlbäck	0	0	0
Sören Mellstig	111,875	2,019	312,745
Other senior executives			
US (3 people) [1]	185,000	3,339	624,760
Non-US (5 people) [2]	165,000	2,978	367,480
Total	461,875	8,336	1,304,985

1) US = Larry C Buckelew, David B Perez, Kevin Smith.
2) Non-US = Lars Fahlén, Annemarie Gardshol, Alain Granger, Lars Granlöf, Leif Smeby.

3 Audit fees and charges

	Group		Parent Company	
	2002	2001	2002	2001
Öhrlings PricewaterhouseCoopers				
Audit assignment	18	15	3	2
Other assignments	7	14	3	6
Other accounting firms				
Audit assignment	0	2		
Other assignments	0	18		
Total	25	49	6	8

Audit assignments include examination and review of the annual reports, accounting policies and management of the Board and President and other work assignments carried out by the company's auditors, advisory services and other actions arising from observations during such examinations or in conjunction with the carrying out of such other work assignments. All other activities are considered to be other assignments. The definition 'other accounting firms' 2001 included all accounting firms regardless of whether they audited any group company. Included 2002 is only accounting firms auditing group companies.

4 Share in earnings of associated companies and joint ventures

Operations-related participations

	Group	
	2002	2001
Share in earnings before tax		
Associated companies	0	0
Joint ventures	-7	-12
Total	-7	-12

Financial investments

	Group	
	2002	2001
Share in earnings before tax		
Associated companies	8	3
Joint ventures	0	0
Write-downs		
Associated companies		-13
Total	8	-10

The introduction of URA 28 reporting losses in connection with application of the equity method is described in note 20. Unreported losses before tax during the year amounted to MSEK 32.

5 Nonrecurring items

	Group	
	2002	2001
Costs for laboratory services		-927
Reversal of prior provisions for divestment of Group companies		27
Write-down of goodwill in Argentina		-228
Write-down of receivables in Argentina		-62
Total	0	-1,190

6 Other operating income

	Group	
	2002	2001
Result from non medical leasing operations	4	7
Capital gains	14	13
Other	63	
Total	81	20

7 Other operating expenses

	Group	
	2002	2001
Bad debt losses	-17	-61
Capital losses	-12	
Other	-38	-106
Total	-67	-167

8 Currency exposure

As at December 31, Gambro hedged currency flows as follows:

Group

Operating transaction exposure in outstanding forward contracts at December 31, 2002

Currency	Hedged amount in millions of base currency	Value at Dec. 31 rate	Value at forward rate	Unrecognized gains and losses	Average forward rate	Average remaining term months
EUR/SEK	87	794	798	-4	9.1938	5.7
USD/SEK	-85	-747	-833	86	9.7865	5.2
GBP/SEK	-10	-143	-147	4	14.5169	5.7
CAD/SEK	-23	-126	-140	14	6.2237	4.9
EUR/USD	-10	-87	-79	-8	0.9405	5.0
KRW/SEK	-11,500	-84	-88	4	0.0076	5.5
USD/BRL	8	74	70	4	3.3128	3.8
USD/KRW	9	75	84	-9	1334	0.5
AUD/SEK	-12	-60	-63	3	5.2232	5.2
PLN/SEK	-24	-55	-55	0	2.2870	3.9
TWD/SEK	-200	-50	-55	5	0.2740	6.6
Other currencies		-207	-203	-4		4.6
Total		-616	-711	95		5.2

Negative numbers refer to sold forward contracts and positive numbers refer to bought forward contracts.

Forward contracts are reported in accordance with hedge accounting whereby the forward contracts, which relates to future flows (off balance) and to reported receivables/liabilites (on balance), are not revaluated at year-end. The forward premium/discount is annualized, however, over the term of the contract. If the outstanding forward contracts had been closed at year-end, the Group's earnings would have increased by MSEK 95, but the Parent Company's earnings would have been unaffected. The Group's financial policy and currency risks are described in the Risk Management section.

9 Depreciation/amortization and write-down of intangible and tangible fixed assets

Depreciation/amortization and write-down of intangible and tangible fixed assets are specified per function as shown below.

	Group		Parent Company	
	2002	2001	2002	2001
Costs of sales	-2,610	-2,520		
Selling expenses	-114	-105		
Administration expenses	-154	-147	-2	-3
Research and development expenses	-29	-24		
Nonrecurring items		-228		
Total	-2,907	-3,024	-2	-3

1) Of which goodwill MSEK -1,069 (MSEK -1,136), other intangible assets MSEK -218 (MSEK -154).

10 Leasing

Leasing Obligations

Assets under finance leases, recorded as tangible assets in Note 19, consists of:

	Group		Parent Company	
Finance Leases	**2002**	2001	**2002**	2001
Acquisition value				
Buildings, land and land improvements	4	4		
Equipment, tools, fixtures and fittings	2	2		
Closing balance	6	6		
Accumulated depreciation				
Buildings, land and land improvements	-1	-1		
Equipment, tools, fixtures and fittings	-1	-1		
Closing balance	-2	-2		
Net book value	4	4		

The Group's expenses for the year for leasing of assets were MSEK 749 (MSEK 570), of which included subleasing rental income of MSEK 81. The Parent Company's expenses for the year for leasing of assets amounted to MSEK 7 (MSEK 7).

At December 31, 2002, future payment obligations for leases were distributed as follows:

	Group		Parent Company	
	Finance leases	Operating leases	Finance leases	Operating leases
2003	1	713		8
2004	1	603		8
2005	1	543		7
2006	1	481		
2007		426		
2008 or later		1,614		
Total	4	4,380		23

Total future sublease receivables amount to MSEK 404. Included in this amount is MSEK 332 relating to the leasing of buildings until 2016. In 2016 Gambro has the right to purchase the buildings. In 2005, given certain conditions, the external party will have the possibility of taking over responsibility for the lease contract. Gambro will, then, guarantee the future leasing fees for the lessor. The party has the right to revoke the contract 2008. The external party has filed for bankruptcy. On January 29, 2003 a court decided that the company has 6 months to reorganize. Gambro can not assess the effects of reorganization.

Leasing Income

There was no income from finance leases for the year ended December 31, 2002. Most of the leasing income is based on Gambro Renal Products and Gambro BCT machines being placed with customers for an average of 3 to 5 years. Future receivables for leased assets are distributed as follows:

	Group		Parent Company	
	Finance leases	Operating leases	Finance leases	Operating leases
2003		69		
2004		60		
2005		38		
2006		31		
2007		25		
2008 or later		2		
Total		225		

These figures exclude any subleasing income. Assets under operating leases recorded as tangible assets are disclosed in Note 19.

11 Result from participation in Group companies

	Parent Company	
	2002	2001
Group contributions equivalent to dividends	**170**	7,098
Gains/losses on divestments of Group companies	**7**	-6
Write-downs	**-481**	-4,565
Total	**-304**	2,527

12 Results from other securities and receivables accounted for as fixed assets

	Group		Parent Company	
	2002	2001	**2002**	2001
Capital gains/losses	**45**	295	**983**	1
Write-downs	**-14**			
Total	**31**	295	**983**	1

Revenues from other Group companies account for MSEK 0 (MSEK 0) of the Parent Company's gains/losses on other securities and receivables accounted for as fixed assets.

Included in the Parent Company's long-term receivable from Group companies, is a receivable with the US holding company of MUSD 973. While the purpose was that this loan should not be repaid it was until October 2002 valued at its historic acquisition value, in accordance with Swedish Accounting Standards Council's recommendation RR8. Due to a change in strategy regarding the US operation, the intention is now that the loan should be repaid, and as a consequense valued at closing rate. In October this led to a capital gain of MSEK 983 (MUSD 101), as described under the Risk Management section. Gambro has hedged the receivable through forward contracts, meaning that no exchange difference will be shown. The capital gain and the tax effect of the gain, MSEK 275, are included in the year's net income for the Parent Company, whilst at Group level they have been reported as translation difference in equity.

13 Other interest income and similar profit/loss items

Income from other Group companies accounts for MSEK 902 (MSEK 1,467) of the Parent Company's other interest income and similar profit/loss items. The costs for equity swaps and exchange differences, etc is accounted for as of 2002 as interest expense and similar profit/loss items. Previous year's have been restated.

14 Interest expense and similar profit/loss items

	Group		Parent Company	
	2002	2001	**2002**	2001
Interest	**-679**	-819	**-480**	-863
Equity swaps	**-25**	-15	**-25**	-15
Exchange difference etc	**-51**	-52	**-205**	-143
Total	**-755**	-886	**-710**	-1,021

Expenses from other Group companies account for MSEK 76 (MSEK 284) of the Parent Company's other interest expenses and similar profit/loss items. The costs for equity swaps and exchange differences, etc is accounted for as of 2001 as other interest income and similar profit/loss items. Previous year's have been restated.

15 Earnings before taxes and appropriations

The Group's write-downs and reversals of write-downs of financial fixed assets and short-term investments amounted to MSEK 14 (MSEK 13) and MSEK 0 (MSEK 0), respectively. The Parent Company's write-downs and reversals of write-downs of financial fixed assets and short-term investments amounted to MSEK 481 (MSEK 4,565) and MSEK 0 (MSEK 0), respectively.

16 Taxes

Tax expense for the year	Group 2002	Group 2001	Parent Company 2002	Parent Company 2001
Current taxes	-294	-54	-331	-16
Deferred taxes	-99	-116		
Total	**-393**	**-170**	**-331**	**-16**

Tax computation Group	Earnings before tax	Tax	Tax rate
Earnings before tax/tax at applicable tax rate	1,063	-343	32
Non-deductible goodwill amortization	-772	-255	33
Non-deductible expenses	-152	-45	30
Reversal of provision for legal restructuring		250	
Reported tax expense		**-393**	**37**

Compared with last year, no major changes in tax rates have taken place in those countries in which Gambro has its largest operations. The average tax rate in the Gambro Group is determined by:

- The equity/assets ratios in foreign subsidiaries. Gambro's policy is that its subsidiaries should have an equity/assets ratio of 30–40 percent.
- The profit level in each country.
- The corporate tax rates in countries in which Gambro has substantial operations:

USA	39%	Italy	42%
France	35%	Sweden	28%
Germany	38%		

Tax computation Parent Company	Earnings before tax	Tax	Tax rate %
Earnings before tax/tax at applicable tax rate	839	-235	28
Write-down of shares in subsidiaries	-481	-135	28
Difference in capital gains for tax/accounting purposes	-6	2	28
Non-deductible expenses	-40	-12	28
Dividends	170	48	28
Untaxed reserves	54	15	28
Reversal of provision		648	
Reported tax income		**331**	**39**

Contingent assets

Incentive Grosshandel AB and Orekron Service AB have previously disposed a significant number of shares in ABB AB. In an advance ruling by the Supreme Administrative Court in year 2000, regarding Orekron Service AB, it was stipulated that the fiscal acquisition value of the disposal should correspond to the market value of the ABB shares at an earlier point in time than the date first stated by the company. Incentive Grosshandel AB, which was merged with Gambro AB during 2001, has in a court decision by the Lower Tax Court (Länsrätten) in Gothenburg during November 2002, received confirmation of the Orekron Service AB's advanced ruling. This ruling implies that Gambro AB has been given access to approximately MSEK 1,010 of carry-forward losses with a positive tax effect of MSEK 283. The tax effect implies a tax repayment of MSEK 135 in January 2003 and a remaining loss carry-forward of MSEK 529 with a positive tax effect of MSEK 148 that have been utilized in 2002. As the ruling has been appealed, a provision has been established in Gambro AB amounting to MSEK 283. Orekron Service AB's taxation has been appealed to The Lower Tax Court in Stockholm. A decision is expected during 2003. If Incentive Grosshandel AB and Orekron Service AB receive approval for the previously claimed taxable acquisition values, the future tax costs will decrease by some MSEK 850 (including the MSEK 283 above).

Tax paid	Group 2002	Group 2001	Parent Company 2002	Parent Company 2001
Repayment of US tax carrybacks	344			
Repayment of tax on the disposal of shares in ABB AB, revision of 1998 tax assessment		274		274
Payment of tax on aircraft leasing, County Administrative Court ruling Tax assessment for 1990 and 1991		-116		
Refunded withholding tax on internal dividends		91		
Tax paid on operations	-545	-274	-109	-236
Total	**-201**	**-25**	**-109**	**38**

Deferred tax assets	Group 2002	Group 2001	Parent Company 2002	Parent Company 2001
Loss carry forwards	280	323		
Intercompany profits	175	124		
Write-down of trade receivables	355	544		
Other write-downs	29	28		
Other	438	511		
Total	**1,277**	**1,530**	**0**	**0**

Deferred tax liabilities	Group 2002	Group 2001	Parent Company 2002	Parent Company 2001
Capitalized development costs	48			
Untaxed reserves	933	798		
Other	137	228		
Total	**1,118**	**1,026**	**0**	**0**

Current tax assets	Group 2002	Group 2001	Parent Company 2002	Parent Company 2001
Other	301	533	145	24
Total	**301**	**533**	**145**	**24**

Current tax liabilities	Group 2002	Group 2001	Parent Company 2002	Parent Company 2001
Other	257	244		59
Total	**257**	**244**	**0**	**59**

The Group has a total of MSEK 260 of non-capitalized loss carry-forwards.

Deferred tax liabilities, regarding temporary differences attributable to investments in subsidiaries have not been reported as the Parent Company can determine when these temporary differences are to be reversed and have no intention of reversing them either. Tax liabilities regarding temporary differences attributable to investments in associated companies have not been reported as the temporary differences are immaterial.

Items taken directly to equity

The tax cost of MSEK 275, that relates to the capital gain of MSEK 983, which is described in Note 12, has been taken directly to equity.

17 Minority interest in profit for the year

	Group 2002	Group 2001
Share in earnings after financial items	-59	-60
Share of taxes	1	1
Total	**-58**	**-59**

18 Intangible fixed assets

Group 2002	Patents & similar rights	Licenses and distribution rights	Software	Trade marks	Renting rights	Software under development internal	Intangible assets under development internal	Capitalized developement costs internal	Goodwill	Total
Acquisition value										
Opening balance	198	853	279	86	13	11	217	0	24,274	25,931
Added through acquired companies									59	59
Purchases		95	124	12			174		203	608
Transfers						8	-212	204		0
Sales/disposals		-55	-105					-4	-26	-190
Translation difference for the year	-38	-96	-43	-8		-1	-21	-15	-4,174	-4,396
Closing balance	160	797	255	90	13	18	158	185	20,336	22,012
Accumulated amortization										
Opening balance	-157	-244	-183	-37	0	-4			-5,569	-6,194
Sales/disposals		6	105					4	10	125
Planned amortization for the year	-11	-77	-47	-8	-1	-3		-22	-1,069	-1,238
Translation difference for the year	24	16	20	3		1		1	1,149	1,214
Closing balance	-144	-299	-105	-42	-1	-6		-17	-5,479	-6,093
Write-downs										
Opening balance		-92							-1,539	-1,631
Write-downs for the year		-49								-49
Sales/disposals		49							16	65
Translation difference for the year		15							351	366
Closing balance		-77							-1,172	-1,249
Net book value	**16**	**421**	**150**	**48**	**12**	**12**	**158**	**168**	**13,685**	**14,670**

Gambro applies the Swedish Financial Accounting Standards Council's Recommendation No. 17 Impairment of assets. For goodwill related to the US clinic operations (MSEK 13,258) it is the Company's opinion that there is no indication of declined value of the assets. The company's assessment of what caused the market value being below the reported equity, since the second quarter 2002, was mainly due to the subpoena described in Note 31 and the general stock market conditions. Gambro has, however, calculated the recoverable amounts for the goodwill within the three divisions of Gambro Healthcare US. The calculation implies that the recoverable amount is higher than the net book value.

19 Tangible fixed assets

Group	Buildings, land and land-improvements	Machinery	Equipment, tools, fixtures and fittings	Operating leases	Construction in progress	Total
Acquisition value						
Opening balance	5,281	3,707	4,348	1,505	603	15,444
Added, acquired companies		4	11			15
Subtracted, divested companies	-2		-34			-36
Purchases (including improvement costs)	298	344	613	386	1,083	2,724
Sales/disposals	-139	-158	-142	-243	-3	-685
Transfers	329	294	24		-647	0
Translation difference for the year	-614	-325	-583	-37	-53	-1,612
Closing balance	5,153	3,866	4,237	1,611	983	15,850
Accumulated depreciation						
Opening balance	-1,723	-2,311	-2,495	-942		-7,471
Subtracted, divested companies	2		31			33
Sales/disposals	29	151	107	262		549
Depreciation for the year	-334	-319	-609	-358		-1,620
Translation difference for the year	231	188	470	21		910
Closing balance	-1,795	-2,291	-2,496	-1,017		-7,599
Write-downs						
Opening balance	-82		-26			-108
Sales/disposals			2			2
Translation difference for the year			1			1
Closing balance	-82		-23			-105
Net book value	**3,276**	**1,575**	**1,718**	**594**	**983**	**8,146**

For information concerning financial and operational leases, see Note 10.

Parent Company	Equipment, tools, fixtures and fittings
Acquisition value	
Opening balance	11
Purchases (including improvement costs)	1
Sales/disposals	-1
Closing balance	11
Accumulated depreciation	
Opening balance	-5
Sales/disposals	1
Depreciation for the year	-2
Closing balance	-6
Net book value	**5**

Buildings in Sweden	2002	2001
Tax assessment value	103	63
Net book value	140	146

Land in Sweden	2002	2001
Tax assessment value	23	23
Net book value	24	24

20 Shares and participations in group-, associated companies and joint ventures

Group	Equity participations in joint ventures	Equity participations in associated companies	Parent Company	Participations in Group companies	Participations in associated companies
Acquisition value			**Acquisition value**		
Opening balance	40	165	Opening balance	22,581	2
Share in earnings for the year	-7	-8	Acquisitions	84	
Reclassification		-111	New issues	857	
Translation difference for the year	-7	-14	Sales	-52	
Closing balance	26	32	Closing balance	23,470	2
Write-downs			**Write-downs**		
Opening balance		13	Opening balance	4,565	
Reclassification		13	Write-downs for the year	481	
Closing balance		0	Closing balance	5,046	
Net book value	**26**	**32**	**Net book value**	**18,424**	**2**

Participations owned by the Parent Company

Company name	Corp reg no	Registered office	No of participations	Capital %	Votes	Book value Dec. 31, 2002	Book value Dec. 31, 2001
Group companies, Sweden							
Gambro Fastighet AB	556020-8505	Stockholm	160,000	100	100	192	192
Incentive AB	556554-8269	Stockholm	1,000	100	100	27	0
Incentive Aircraft TWO AB	556374-8796	Stockholm	1,000	100	100	5	5
Orekron Holding AB in liquidation	556269-5121	Stockholm	15,022,786	100	100	1	0
Orekron Service AB under merger	556475-6400	Stockholm	1,500	100	100	3,206	3,206
Other						1	24
Total						3,432	3,427
Group companies, outside Sweden							
Gambro BCT Europe BV	BTW 413.166.055	Belgium	24,182	100	100	42	9
Gambro NV/SA	BTW 412.638.988	Belgium	11,249	100	100	17	17
Hospal NV/SA	BTW 416.613.020	Belgium	989	99	99	3	3
Gambro do Brasil Lda	52.427.549/0001-60	Brazil	4,395,885	100	100	70	15
Gambro China Ltd	17136989-000-05-00-02	China	166,990,100	100	100	233	182
Gambro Medical Products (Shanghai) Co Ltd	015779	China		100	100	56	56
Gambro Medical Sales (Shanghai) Co Ltd	313345	China		100	100	18	18
Gambro S.A.	712 062 512	France	83,513	100	100	51	51
Gambro GmbH	HRA 738	Germany	4	100	100	410	298
Gambro Hungary Kft	01-09-707663/9	Hungary		100	100	3	
Gambro Dasco SpA	00182680363	Italy	174,000	100	100	331	331
Hospal SpA	02008070373	Italy	83,800	0	0	1	0
Gambro Reinsurance SA	R.C.S. Luxembourg B 30 666	Luxembourg	4,999	100	100	8	8
Scandinavian Incentive Holding B.V.	24251025	Netherlands	716,850	100	100	2,100	2,100
Gambro Healthcare Poland Sp.z.o.o.	0000005693	Poland	2000	100	100	10	5
Gambro Poland Sp.z.o.o.	0000139466	Poland	9,007	100	100	9	2
Gambro Investimentos SGPS Lda	pt 502432489	Portugal	190,200	100	100	255	255
Gambro Lda	pt 501082107	Portugal	70,000	1	1	2	2
Gambro Korea Ltd	110111-0784581	South Korea	5,150,000	100	100	117	117
Gambro Korea Solutions Ltd	135-81-47576	South Korea	66,667	80	80	65	
Sopamed AG	CH-270.3.001.707-9	Switzerland	42,000	100	100	664	664
Gambro Taiwan Ltd	22571340	Taiwan	8,499,994	100	100	44	44
Gambro Diyaliz Hizmetleri Ticaret A.S.	Ankara 59717	Turkey	599,996	100	100	25	
Gambro BCT Ltd	1319238	United Kingdom	15,000	100	100	10	10
Gambro Inc	95-2403584	USA	3,000	100	100	10,447	10,370
Other						1	32
Total						14,992	14,589
Total Group companies						**18,424**	**18,016**
Associated companies							
Cimas/Gambro Haemodialysis Clinic		Zimbabwe		49		2	2
Total associated companies						**2**	**2**
Total Participations owned by the parent company						**18,426**	**18,018**

20 Continued

Participations owned by Group companies

Company name	Corp reg no	Registered office	No of participations	Capital %	Votes %	Book value Dec. 31, 2002	Book value Dec. 31, 2001
Group companies							
Hogamed SA	339488777 RCS Lyon	France	1,751,500	100	100	231	236
Hospal Industrie SAS	69330 Meyzieu	France	74,939	100	100	158	161
Centre de Dialyse Residance du Parc SASU	13013 Marseille	France	52,500	100	100	109	111
Gambro Dialysatoren GmbH & Co KG	HRA599	Germany		100	100	601	283
Gambro SpA	00176010346	Italy	68,500	100	100	295	301
Hospal SpA[2]	02008070373	Italy	41,816,200	100	100	471	641
Rendial SpA	0224330361	Italy	134,025	100	100	246	113
Gambro KK	0111-01-004774	Japan	4,260,000	100	100	125	127
Gambro Lda[2]	pt 501082107	Portugal	7,000,000	100	100	258	240
Pluribus Lda	pt 502286563	Portugal	350,000	100	100	186	117
Gambro Spain Holding SL	98151063	Spain	38,100	100	100	209	104
GHC Catalunya SL	ES-B62138573	Spain	23,850	100	100	131	134
GHC Valencia SL	ES-B96938113	Spain	19,950	100	100	134	57
Gambro Lundia AB	556057-7594	Sweden	108,290,801	100	100	1,695	3,000
Gambro BCT Inc	841155788	USA	10,000	100	100	149	180
Gambro Healthcare Inc	621323090	USA	100	100	100	9,773	2,637
Gambro Renal Products Inc	841155786	USA	10,000	100	100	188	200
Associated companies							
JP Industria Farmaceutica SA	55.972.087/0001-50	Brazil		25	25	3	6
Holding St Exupery SA	303955363	France	9,621	46	46	24	28
MacGREGOR International AB[1]	556554-8319	Sweden	596,491	40	40	0	85
Other[2]						5	33
Total associated companies						**32**	**152**
Joint ventures							
Graham Gambro Ltd	NI32344	United Kingdom	150,000	50		2	2
Tandem Healthcare LLC	364295496	USA		50		24	38
Total joint ventures						**26**	**40**
Total associated companies and joint ventures						**58**	**192**

A complete list of all Group companies is included in the complete Annual Report submitted to the Patent and Registration Office in Sweden.

1) The introduction of URA 28, reporting losses in connection with application of the equity method, implies that the Group holdings in MacGREGOR International AB, previously accounted for net as holdings in associated companies, are now reported as holdings in associated companies and receivables from associated companies, respectively. This means that the Gambro Group's proportion of MacGREGOR International AB's losses during the fourth quarter of 2002 has not been recognized, as the value of the holdings after the adjustment has been written down to zero, see also Note 32. Unrecognized losses after tax during the year amounted to MSEK 21.

2) Including the Parent Company's participations.

21 Other securities held as fixed assets and long-term receivables

MSEK	Group: Other securities held as fixed assets	Group: Other long-term receivables	Group: Receivables from associated companies	Parent Company: Other securities held as fixed assets	Parent Company: Other long-term receivables	Parent Company: Receivables from Group companies
Acquisition value						
Opening balance	49	744		38		7,971
Reclassification	34	123	133			5,722
Loans granted		111			4	
Unrealized exchange gain in forward contracts, MUSD 973		404			404	
Acquisitions	6			15		
Installment		-138				
Interests			2			
Sales	-6					
Translation difference for the year	-13	-83				
Closing balance	70	1,161	135	53	408	13,693
Write-downs						
Opening balance	-5			-5		
Write-downs for the year		-14				
Reclassification	-13		-56			
Translation difference for the year	2					
Closing balance	-16	-14	-56	-5		
Net book value	**54**	**1,147**	**79**	**48**	**408**	**13,693**

Included in the parent company's long-term receivable from Group companies, is a receivable to the US holding company of MUSD 973. While the purpose was that this loan shouldn't be repaid it was until October 2002, reported at the historical exchange rate in accordance with Swedish Accounting Standards Council's recommendation RR8. Due to strategy changes regarding the US operation, the intention is now that the loan should be repaid, and as a consequense it is reported at closing rate.

21 Continued

Holdings of other listed shares and participations	No of shares	Market value Dec 31 2002	Group book value 2002	2001
Thoratec Laboratories Corp	889,596	60	5	11
Point Theraupeutics Inc	516,534	3	0	0
Total		**63**	**5**	**11**

Hemasure Inc has been merged with Point Theraupeutics Inc. The merger has led to a decrease in Gambro's participation from 27 percent to 5 percent. The investment has been re-classified from associated companies to other long-term holdings.

22 Inventories etc

	Group	
	2002	2001
Raw materials and consumables	**387**	364
Work in progress	**115**	232
Finished products and goods for resale	**2,047**	2,147
Total	**2,549**	2,743

23 Other current receivables

	Group		Parent Company	
	2002	2001	**2002**	2001
Receivables from group companies[1]			**6,206**	13,642
Current tax receivables	**301**	533	**145**	24
Other receivables incl. VAT	**703**	756	**35**	5
Prepaid expenses and accrued income[2]	**581**	403	**227**	52
Total	**1,585**	1,692	**6,613**	13,723
1) Receivables due from Group companies are interest free			**469**	559
2) Specification of prepaid expenses and accrued income				
Prepaid interest	**71**	123	**70**	46
Prepaid rents and leasing fees	**43**	53	**2**	2
Accrued income	**6**	22		
Unrealized gains forward contracts	**150**	0	**149**	0
Other incl. insurance premiums	**311**	205	**6**	4
Total prepaid expenses and accrued income	**581**	403	**227**	52

24 Shareholders' equity

Group	Share capital	Restricted reserves	Retained earnings	Net income	Total
Opening balance	689	2,648	19,656	-422	22,571
Transfer to retained earnings			-422	422	0
Dividend paid			-379		-379
Transfer between restricted and unrestricted reserves		1,769	-1,769		0
Change in accumulated translation differences		-585	-2,380[1]		-2,965
Net profit/loss				612	612
Closing balance	**689**	**3,832**	**14,706**	**612**	**19,839**

MSEK 0 of the Group's unrestricted equity will be transferred to restricted reserves, in accordance with the proposal of the respective companies' Boards of Directors.

1) Of which MSEK -275 is tax items taken directly to equity.

Accumulated translation differences	
Opening balance	3,659
Change in accumulated translation difference during the period	-2,965
Closing balance	**694**

Through currency hedging measures, the period's change in accumulated translation differences was reduced by MSEK 0 (MSEK 96).

The year's translation differences in shareholders' equity are mainly attributable to a change in the exchange rate between SEK and USD.

Parent Company	Share capital	Legal reserves	Retained earnings	Net income	Total
Opening balance	689	145	20,298	2,712	23,844
Transfer to retained earnings			2,712	-2,712	0
Dividend paid			-379		-379
Group contribution received			216		216
Group contribution paid			-659		-659
Tax on Group contribution			122		122
Net income				1,116	1,116
Closing balance	**689**	**145**	**22,310**	**1,116**	**24,260**

The board of directors has proposed a dividend of SEK 1.10 per share totaling MSEK 379.

24 Continued

Share class	Number of shares	Number of votes
Series A	250,574,090	250,574,090
Series B	94,079,198	9,407,920
Total	**344,653,288**	**259,982,010**

The Board of Directors has not repurchased any shares based on the mandate from the Annual General Meeting in 2002.

25 Untaxed reserves

Parent Company		
Tax equalization reserve	year 1997	300
	year 1998	163
	year 1999	94
	year 2000	190
	year 2001	158
	year 2002	54
Total		**959**

26 Provisions for pensions and similar commitments

	Group		Parent Company	
	2002	2001	**2002**	2001
FPG/PRI pensions	**276**	252	**123**	117
Other provisions for pensions and similar commitments	**396**	406	**98**	108
Closing balance	**672**	658	**221**	225

Of the pension commitments in Sweden, provisions, in addition to those prescribed by law, were paid in the Group in the amount of MSEK 59 (MSEK 65) and in the Parent Company in the amount of MSEK 59 (MSEK 65).

27 Other provisions

Group	Warranty provision	Provisions for acq companies	Provisions for divested companies	Other accruals	Total
Opening balance	44	176	60	119	399
New provisions	59	41		36	136
Utilized provisions	36	56	9	26	127
Reversed provisions	-1	-40[1]	-1	-8	-50
Translation difference for the year	0	3	0	-16	-13
Closing balance	**66**	**124**	**50**	**105**	**345**

Parent Company		Total
Opening balance	8	8
Closing balance	**8**	**8**

1) In November, Gambro Healthcare US entered into an agreement with the U.S. Department of Justice, resolving claims brought against the subsidiary Dialysis Holding Inc., all of which arose prior to Gambro's ownership. Under the settlement agreement, Gambro, who has denied all wrongdoing, received a full release of claims and made a one-time cash payment of MUSD 4.1 (MSEK 40). The settlement resulted in a reversal of a provision positively affecting the Group EBITDA by MSEK 40.

28 Long-term liabilities

	Group		Parent Company	
	2002	2001	**2002**	2001
Bond loans	**1,030**	1,045	**1,030**	1,045
Owed to credit institutions	**6,705**	7,605	**6,190**	7,287
Owed to Group companies[1]				197
Other				5
Total	**7,735**	8,650	**7,220**	8,534

1) Liabilities due from Group companies are interest free — 197

Unutilized commited credit facilities amounted to MSEK 5,128 (MSEK 4,895). The following amounts are due within the next five years on long-term liabilities:

	Group		Parent Company	
	2002	2001	**2002**	2001
Bond loans	**1,030**	1,045	**1,030**	1,045
Owed to credit institutions	**6,214**	7,313	**6,190**	7,287
Owed to Group companies				197
Other				5
Total	**7,244**	8,358	**7,220**	8,534

29 Current liabilities

	Group		Parent Company	
	2002	2001	**2002**	2001
Owed to credit institutions	**1,193**	1,273	**1,005**	899
Advances from customers	**89**	96		
Accounts payable	**1,548**	1,658	**6**	13
Owed to Group companies[1]			**5,109**	4,688
Current tax liabilities	**257**	244		59
Other liabilities incl VAT	**453**	495	**5**	5
Accrued expenses and prepaid income[2]	**2,136**	2,492	**173**	256
Total	**5,676**	6,258	**6,298**	5,920

1) Liabilities due from Group companies are interest free — **2,160** — 165

2) Specification of accrued expenses and prepaid income	Group 2002	Group 2001	Parent Company 2002	Parent Company 2001
Prepaid income	**58**	3		
Accrued interest expense	**50**	325	**57**	208
Accrued commission expenses	**90**	77		
Unrealized losses forward contracts	**93**	22	**91**	22
Personnel-related accrued expenses	**943**	903	**16**	20
Other	**902**	1,162	**9**	6
Total accrued expenses and prepaid income	**2,136**	2,492	**173**	256

30 Pledged assets

	Group		Parent Company	
	2002	2001	**2002**	2001
Security for own liabilities in credit institutions	**21**	117	**18**	8
Total	**21**	117	**18**	8

31 Contingent assets and liabilities

	Group		Parent Company	
Contingent liabilities	**2002**	2001	**2002**	2001
Guarantee given to third party	**196**	211	**196**	211
Equity swap	**205**	13	**205**	13
Contingent liabilities granted for Group companies			**2,424**	2,604
Other	**23**	136	**4**	124
Total	**424**	360	**2,829**	2,952
Contingent assets	**850**	850	**283**	283

Contingent liabilities

Included in the above amounts for the Parent Company is the guarantee of a MSEK 196 loan (total facility amounts to MSEK 233) from a bank to a developer/operator of dialysis clinics. All outstanding shares of the borrower are pledged and a personal guarantee from its primary shareholder has been provided to Gambro.

All outstanding personnel option programs, including social costs, have been hedged against increases in the share price through equity swaps on the market. Based on the share price on December 31, 2002, unrealized losses of MSEK 205 on these equity swaps have been reported as contingent liabilities, see also Note 2.

The Parent Company's contingent liabilities, in favour of Group companies, relates to performance guarantees and guarantees for local funding.

Companies in the Gambro Group are involved in routine litigation and tax audits incidental to the normal conduct of business. In view of the difficulty inherent in forecasting the resolution of litigation and tax audits, the Company cannot predict the outcome of pending litigation and tax audits with any degree of accuracy.
Subject to the following, the Company believes, based on current knowledge, that liabilities related to pending proceedings are not likely to be material to the result or the financial condition of the Company.

Gambro Healthcare, Inc./US Department of Justice Investigation

In June 2001, Gambro Healthcare, Inc. received a subpoena issued by the United States Attorney's office in St. Louis, Missouri, in connection with an investigation by the US Department of Justice. This and similar inquiries are part of the US authorities' process of regulating their expenditures on medical care and the relationships they have with the providers of such care. The government has not served Gambro Healthcare with any claim or lawsuit.

The subpoena requested information and documentation from Gambro Healthcare and certain related parties concerning various aspects of its dialysis operations in the United States. Gambro Healthcare believes the information requested by the subpoena is focused principally on Medicare and Medicaid billing practices and relationships with physicians and pharmaceutical manufacturers.

Gambro Healthcare has assigned much of the work involved to external lawyers in order to avoid disrupting day-to-day operations and distracting the management from its full focus on business development and the achievment of strategic goals. Gambro Healthcare is providing responsive documentary submissions to the US Department of Justice, it is facilitating voluntary Department interviews with certain individuals and has established an on-going dialog with the Department. The investigation is continuing and Gambro cannot predict when it will receive a formal response from the US Department of Justice, but it does not expect one before late 2003, at the earliest.

The subpoena served on Gambro has necessitated a process that will be expensive to pursue. The costs in connection with responding to the subpoena amounted to MSEK 99 (MUSD 10) during 2001, to MSEK 83 (MUSD 8.5) in 2002 and are estimated to an amount of MSEK 88–105 (MUSD 10–12) during 2003.

Until Gambro receives a formal response from the US Department of Justice, the Company is not able to assess whether any claim or lawsuit will be brought nor, if such action should materialize, what the likely outcome and financial impact of any such action might be. Depending on the results of its investigation, the US government could invoke material monetary penalties and other remedies.

Dr. Ginsburg, Mark, et al vs. Gambro Lundia AB and Gambro, Inc.

Dr. Mark Ginsburg was a stockholder in REN Corporation-US (REN) at the time of Gambro's tender offer to all public stockholders in 1995. Gambro was a majority stockholder at the time of the offer. In 1997, Ginsburg sued, among others, Gambro Lundia AB and Gambro, Inc. with various allegations related to Gambro's acquisition of another dialysis services provider, American Outpatient Services Corp. (AOSC), in connection with the privatisation of REN. In 2001, the court permitted additionally 44 stockholders of approximately 1.4 million REN shares to join the lawsuit as plaintiffs. The plaintiffs allege various counts of state securities law violation, including breach of fiduciary duty. The key element of the complaint is that Gambro owed and breached a duty to disclose to the minority stockholders the existence of ongoing discussions regarding the acquisition of AOSC. The plaintiffs allege that the price paid to the public stockholders would have been much higher had REN's Board of Directors been informed of the discussions with AOSC. The plaintiffs seek various types of damages, including punitive damages. Gambro contends that the plaintiffs' compensatory damages calculation is based on unrealistic financial assumptions. Due to the uncertainties inherent in litigation, Gambro cannot predict the outcome of this matter. The lawsuit is scheduled for trial to commence on March 17, 2003.

United States of America ex rel. Richard A. Tibbetts, vs. Gambro Healthcare, Inc., et al

In 1998, a qui tam suit was served against Gambro Healthcare, Inc., among others, by two relators. (In a qui tam lawsuit private individuals, known as relators, bring suit on behalf of the U.S. Government.) The suit, which claims unspecified damages, alleges, among other things, that Gambro Healthcare participated in a conspiracy to defraud the Medicare program through the inappropriate use of ambulances to transport Gambro Healthcare patients back and forth to Gambro Healthcare clinics in non-emergency situations. Any claims submitted to the Medicare program for payment would have been submitted by the ambulance companies. Gambro Healthcare has not received any payment for these transports. In December 2002, one of the two relators was dismissed by order of the court. Meanwhile, discovery is proceeding and no trial date has been set. Gambro Healthcare is continuing to defend itself vigorously in this matter and believes that it has a meritorious defence. Due to the early stage of this matter and the uncertainties inherent in litigation, the Company is unable to predict the outcome of this lawsuit.

Contingent assets

Incentive Grosshandel AB and Orekron Service AB have previously disposed a significant number of shares in ABB AB. In an advance ruling by the Supreme Administrative Court in year 2000, regarding Orekron Service AB, it was stipulated that the fiscal acquisition value of the disposal should correspond to the market value of the ABB shares at an earlier point in time than the date first stated by the company. Incentive Grosshandel AB, which was merged with Gambro AB during 2001, has in a court decision by the Lower Tax Court (Länsrätten) in Gothenburg during November 2002, received confirmation of the Orekron Service AB's advanced ruling. This ruling implies that Gambro AB has been given access to approximately MSEK 1,010 of carry forward losses with a positive tax effect of MSEK 283. The tax effect implies a tax repayment of MSEK 135 in January 2003 and a remaining loss carry-forward of MSEK 529 with a positive tax effect of MSEK 148 that have been utilized in 2002. As the ruling has been appealed, a provision has been established in Gambro AB amounting to MSEK 283. Orekron Service AB's taxation has been appealed to the Lower Tax Court in Stockholm. A decision is expected during 2003. If Incentive Grosshandel AB and Orekron Service AB receive approval for the previously claimed taxable acquisition values, the future tax costs will decrease by some MSEK 850 (including the MSEK 283 above).

32 Related party disclosure

During the year Gambro charted existing related parties and related party transactions as defined in the Swedish Financial Accounting Standards Council's recommendation RR 23 "Related party disclosure". Investor AB, MacGREGOR International AB, Tandem Healthcare LLC, members of the parent company board, the Group's senior executives and close family relatives of these individuals are considered to be related parties. Companies, in which the aforementioned people or companies directly or indirectly hold a substantial share of the votes or exercise considerable influence, are also considered to be related parties. Gambro is of the opinion that none of these related parties enjoy a controlling influence. With the exception of the transactions outlined below, there have been no transactions between Gambro and related parties (individuals or companies) during the year.

Compensation paid to members of the board and senior executives is discussed in Note 2.

Gambro AB's wholly owned subsidiary Scandinavian Incentive Holding BV owns 40 percent of MacGREGOR International AB and also has a convertible loan (nominal value of MSEK 140) and a subordinated debenture loan of MSEK 100. The convertible loan carries interest of 7 percent, but this interest has not been recognized as income, while the subordinated loan carries interest of STIBOR+4 percentpoints. Interest of MSEK 35 had accrued by year-end. When Gambro AB sold the majority stake in MacGREGOR International AB in 1998, MSEK 275 was transferred to a reserve for intercompany profits. This reserve has been used to write off shares and the convertible loan, and the subordinated debenture loan was written down to MSEK 44 in connection with the implementation of statement URA 28 from the Swedish Financial Accounting Standards Council's Emerging Issues Task Force. The book value of MacGREGOR International assets in the Group accounts is therefore MSEK 79.

Tandem Healthcare LLC is a joint venture with Baxter International Inc and produces semisynthetic dialyzers for the US market. Gambro and Baxter have each undertaken to take half of its production and to distribute the company's profits equally between them. The agreement expires during the first half year 2004.

33 Cash flow

Liquid assets	Group 2002	Group 2001	Parent Company 2002	Parent Company 2001
Cash and bank	433	464	68	85
Short-term deposits	130	435	35	296
Liquid assets	**563**	**899**	**103**	**381**

	Group 2002	Group 2001
Operating cash flow		
Earnings before taxes	1,063	-486
Earnings from participation in associated companies	7	10
Depreciations and write-downs	2,907	3,024
Change in operating working capital	557	-94
Investments in fixed assets, net	-2,994	-2,465
Operating cash flow	**1,540**	**-11**
Of which currency effect in operating cash flow	827	-619
Of which currency effect in operating working capital	783	-587
Reconciliation between cash flow analysis and operating cash flow		
Cash flow from operating activities	2,981	2,437
Add back: Provisions, unrealized interests and exchange gains/losses etc.	-363	57
Add back: Income taxes paid	201	25
Add back: Change in operating capital	1,112	226
Change in operating working capital	557	-1,084
Add back: Nonrecurring working capital changes		990
Cash flow from investment activities	-3,143	-3,596
Add back: Acquisitions/divestitures net	195	934
Operating cash flow	**1,540**	**-11**
Assets and liabilities in acquired subsidiaries[1] and asset deals[2] per purchase date		
Accounts receivable	8	10
Inventories	3	11
Machinery and equipment	15	196
Intangible assets	18	0
Other assets	3	7
Goodwill	262	1,226
Accounts payable	-4	-3
Other liabilities	-13	-36
Provisions	-41	0
Acquisition price paid	**251**	**1,411**
Of which Liquid assets acquired	0	0

1) Dialave Lda, Portugal, dialysis clinic, acquired in Januari 2002.
Gambro Diyaliz Hizmetleri Ticaret A.S, Turkey, dialys clinic and sale company, acquired in August 2002.
Gambro Korea Solutins Ltd, Sydkorea, production facility, acquired in November 2002.
2) Three dialysis clinics in the US.

34 Currency exchange rates

Local currency	Year-end rate Dec. 31, 2002	Year-end rate Dec. 31, 2001	Average rate 2002	Average rate 2001
USD	8.7765	10.5747	9.7163	10.2904
EUR	9.1459	9.3327	9.1611	9.2169
CHF	6.2978	6.3044	6.2451	6.0987
JPY	0.0736	0.0807	0.0777	0.0848
ARS	2.5854	6.0427	3.4006	10.2955

Proposed distribution of earnings

As shown in the Consolidated Balance Sheet, unrestricted equity for the Gambro group amounts to MSEK 15,318 (19,234). No allocation of the Group's unrestricted equity to restricted funds is required. The Boards of Directors and the President propose that retained earnings and net income in the Parent Company at the disposal of the Annual General Meeting (MSEK):

Retained earnings	22,310
Net income	1,116
Total	**23,426**

To the shareholders, a dividend of SEK 1.10/share

totaling	379
Balance to be carried forward	23,047
Total	**23,426**

As a result of this appropriation, the Parent Company's shareholders' equity is (MSEK)

Share capital	689
Legal reserve	145
Retained earnings	23,047
Total	**23,881**

Stockholm, February 13, 2003

Claes Dahlbäck
Chairman

Sandra Austin Crayton | Wilbur H. Gantz | Gösta Gahrton

Peter H. Grassman | Juha P. Kokko | Håkan Mogren | Björn Svedberg

Anitha Svensson-Grane | Irene Tulldahl

Sören Mellstig
President

Auditors' report

to the General Meeting of Shareholders of
Gambro AB Corporate Registration No 556041-8005

We have audited the annual accounts, the consolidated accounts, the accounting records and the administration of the Board of Directors and the President of Gambro AB for 2002. These accounts and the administration of the Company are the responsibility of the Board of Directors and the President. Our responsibility is to express an opinion on the annual accounts, the consolidated accounts, and the administration based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Sweden. Those standards require that we plan and perform the audit to obtain reasonable assurance that the annual accounts are free from material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the accounts. An audit also includes assessing the accounting principles used and their application by the Board of Directors and the President, as well as evaluating the overall presentation of information in the annual accounts and the consolidated accounts. As a basis for our opinion concerning discharge from liability, we examined significant decisions, actions taken and circumstances of the company in order to be able to determine the liability, if any, to the company of any Board member or the President. We also examined whether any Board member or the President has, in any other way, acted in contravention of the Companies Act, the Annual Accounts Act or the Articles of Association. We believe that our audit provides a reasonable basis for our opinion set out below.

The annual accounts and the consolidated accounts have been prepared in accordance with the Annual Accounts Act and thereby give a true and fair view of the Company's and Group's financial position and result of operations in accordance with the generally accepted accounting principles in Sweden.

We recommend to the General Meeting of shareholders that income statement and the balance sheets of the Parent Company and the Group be adopted, that the profit for the Parent Company be dealt with in accordance with the proposal in the Board Report and that the members of the Board of Directors and the President be discharged from liability for the financial year.

Stockholm, February 13, 2003

Peter Bladh
Authorized Public Accountant

Peter Clemedtson
Authorized Public Accountant

The Gambro share

Gambro's shares (series A and B) are listed on the Stockholm Stock Exchange (Stockholmsbörsen).

Originally the shares were listed under the Incentive name on July 18, 1991. Incentive was renamed Gambro on July 1, 1998.

Dividend policy and dividend

Gambro's dividend to its shareholders shall reflect the company's long-term earnings trend, financial position and investment strategy.

The target is to deliver a dividend in the range of 8-15 percent of the company's cash earnings per share. Cash earnings per share is calculated as net income plus depreciation and amortization divided by the number of shares outstanding. Each share gives equal rights to the company's share capital and dividend.

The Board of Directors proposed a dividend of SEK 1.10 (1.10) per share for 2002.

Share capital

Gambro's share capital at year-end amounted to MSEK 689 represented by some 345 million shares with a par value of SEK 2 each. These shares comprise about 250 million series A shares (1 share, 1 vote) and about 94 million series B shares (1 share, 1/10 vote).

Capitalization

On December 31, 2002, Gambro's total market capitalization was SEK 16.6 billion, compared with SEK 22.6 billion a year earlier, making the company the 30th largest on Stockholmsbörsen.

Turnover

In 2002, 170.4 million Gambro shares at a value of SEK 8.9 billion, were traded. On an average trading day 680,000 shares at a value of MSEK 35.7 changed hands in, 57,925 trades.

The turnover rate for Gambro's shares 2002 was 49 percent. The average turnover rate 2002 for shares listed on Stockholmsbörsen was 122 percent. The turnover rate is defined as the total number of shares traded during the year as a percentage of the total number of shares outstanding.

Shareholders

At the end of 2002, Gambro had 73,310 shareholders, a reduction by 5 percent compared with December 31, 2001.

Gambro's largest shareholder is Investor AB, with 19.9 percent of the capital and 26.4 percent of the votes. Gambro's ten largest owners together stand for 50.6 (48.8) percent of the capital and 57.9 (57.2) percent of the votes.

Swedish non-private investors hold 87 (45) percent of the shares, while Swedish private individuals own 13 (11) percent of the shares.

The proportion of shares owned by individuals or legal entities domiciled outside Sweden amounts to 35 (34) percent.

Repurches of own shares

The Board of Directors has not repurchased any shares based on the mandate it was given by the Annual General Meeting in 2002. The Board of Directors will ask the Annual General Meeting for a renewal of the mandate to repurchase a maximum of 10 percent of outstanding shares during 2003.

DISTRIBUTION OF OWNERSHIP, %


Private individuals 13%
Non-private investors 87%

Source: VPC AB

DISTRIBUTION OF OWNERSHIP PER COUNTRY, %


Sweden 65%
US 15%
UK 10%
Luxembourg 4%
Singapore 2%
Rest of the world 4%

Source: VPC AB

PER SHARE DATA[1]

	2002	2001	2000	1999	1998
Dividend, SEK	1.10[2]	1.10	1.10	1.10	1.00
Direct yield, %	2.3	1.7	1.6	1.4	1.0
Earnings, SEK	1.78	–1.22	2.85	4.66	6.70
Total shareholders' return, %	–24.9	–0.5	–10.7	–11.0	29.3
Shareholders' equity, SEK	58	65	64	57	52
Market value/net profit (p/e ratio)	27	neg	23	17	13
Market value/shareholders' equity, %	83	100	102	135	169

[1] After full tax [2] Proposed

HISTORICAL SHARE PRICES

Year	Share price paid A share	Share price paid B share	Highest price paid A share	Highest price paid B share	Lowest price paid A share	Lowest price paid B share
1998	88.0	88.0	164.0	164.0	65.5	65.5
1999	76.5	77.0	94.5	96.5	64.5	65.0
2000	68.5	67.5	90.5	92.0	50.0	50.0
2001	65.5	66.0	80.0	79.5	59.0	58.5
2002	48.3	48.3	71.0	70.5	32.3	31.4

OWNERSHIP DISTRIBUTION, DECEMBER 31, 2002

Number of shares		Number of shareholders	Share capital (%)	Votes (%)
1 –	500	50,876	2.7%	2.3%
501 –	1,000	10,917	2.5%	2.0%
1,001 –	10,000	10,712	7.9%	7.1%
10,001 –	50,000	557	3.4%	2.8%
50,001 –	100,000	80	1.6%	1.3%
100,001 –		168	81.9%	84.4%
Total		**73,310**	**100%**	**100%**

DISTRIBUTION OF SHARE TYPES

Share type	Shares	Number of Votes	Shares (%)	Votes (%)
Series A	250,574,090	250,574,090	72.7%	96.4%
Series B	94,079,198	9,407,920	27.3%	3.6%
Total	**344,653,288**	**259,982,010**	**100%**	**100%**

THE GAMBRO SHARE DEVELOPMENT AND TURNOVER 2002


SEK
'000 shares
Gambro A
Affärsvärldens Generalindex
Turnover, number of A+B-shares
80
70
60
50
40
30
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
Jan
Feb
Mar
Apr
May
Jun
2002
Jul
Aug
Sep
Oct
Nov
Dec
Jan
2003
Source: SIX/Halvarsson&Halvarsson

TEN LARGEST SHAREHOLDERS, DECEMBER 31, 2002

Shareholder	Number of A shares	Number of B shares	Share capital (%)	Votes (%)
Investor AB	68,638,225	0	19.9%	26.4%
JP Morgan Chase Bank	15,308,098	8,304,440	6.9%	6.2%
State Street Bank And Trust Co	13,604,646	3,577,548	5.0%	5.4%
Knut and Alice Wallenberg's foundation	15,000,000	0	4.4%	5.8%
Alecta	9,638,957	2,595,703	3.6%	3.8%
Fidelity Funds	9,664,040	0	2.8%	3.7%
Investors Bank & Trust Company	8,710,889	7,634	2.5%	3.4%
Svenska Handelsbanken	4,622	6,843,284	2.0%	0.3%
Livförsäkringsaktiebolaget Skandia	5,254,152	1,006,460	1.8%	2.1%
Gic Gov't of Singapore Inv Corp	1,961,453	4,255,262	1.8%	0.9%
Total, ten largest shareholders	**147,785,082**	**26,590,331**	**50.7%**	**58.0%**

Source: VPC AB

ANALYSTS FOLLOWING GAMBRO

Gambro is followed by the analysts listed below. Please note that any options, estimates or forecasting regarding Gambro's performance made by these analysts are theirs alone and do not represent options, forecasts or predictions of Gambro or its management. Gambro does not by its reference below or distribution imply its endorsement of or concurrence with such information, conclusions or recommendations.

ABG Sundal Collier	Magnusson, Erik	+46 8 566 286 93	**Handelsbanken**	Ling, Patrik	+46 8 701 21 08
Alfred Berg (ABN AMRO)	Treutiger, Paula	+46 8 723 60 85	**HSBC Trinkaus & Burkhardt**	Miemietz, Marietta	+49 211 910 28 28
BHF Bank AG - ING	Jost, Gerrit	+49 69 718 37 85	**JP Nordiska**	Ljungqvist, Leif	+46 8 791 48 36
Carnegie	Liljeberg-Svensson, Kristofer	+46 8 676 87 63	**Merrill Lynch**	Schmidt, Andreas	+49 69 58 99 5204
Cazenove	Chaitowitz, Ilan	+44 207 214 7626	**Morgan Stanley**	Mc Kean, James	+44 207 425 6619
Cheuvreux	Bonnevier, Karl-Johan	+46 8 723 51 75	**Nordea Securities**	Wikholm, Stefan	+46 8 407 9225
Credit Suisse First Boston	Burgansky, Alexander	+44 207 888 0864	**Remium**	Ahldin, Robert	+46 8 454 32 90
Danske Equities	Samsöe, Sören	+45 33 64 92 48	**Sal. Oppenheim**	Krämer, Markus	+49 1 21 1 45 27 67
Deutsche Bank	Strandberg, Johan	+46 8 463 55 11	**Salomon Smith Barney**	Céline Lecerf	+33 1 7075 5498
E*TRADE Securities Limited	Leacock, Michael	+44 207 516 1418	**Swedbank**	Norberg, Jesper	+46 8 585 925 43
Enskilda Securities	Hevreng, Lars	+46 8 522 298 13	**UBS Warburg**	Mitchell, Liz	+44 207 568 8077
Goldman Sachs International	Boström, Hans	+44 207 552 5991	**Öhman Fondkommission**	Westerberg, Sten	+46 8 402 52 88

Corporate governance

Gambro AB Board of directors

Gambro's Board of directors consists of nine members elected by the Annual General Meeting and two members and two deputy members elected by the trade union organizations in Sweden. Except for the CEO and the employee representatives, none of the Board members is an employee of the Company.

The Board's Code of Governance establishes procedures for the Board's work, the allocation of duties between the Board and the CEO and financial reporting. The Code of Governance provides that the Board must establish its own work program before the beginning of the year, specifying the dates for at least five ordinary meetings. The instructions to the CEO authorize him to issue quarterly and interim financial reports without prior consideration by the Board. They also define monetary limits within which the CEO can decide on investments and acquisitions without the Board's approval. In order to enable the Board to continuously monitor the Company's financial performance and status, the CEO is required to provide the Board with monthly reports. The CEO also routinely reviews the Company's operations and performance at Board meetings.

Board activities 2002

The Board held seven meetings during 2002. One of the meetings took place at Gambro's site in Medolla, Italy.

In 2002, no new major adverse events were reported to the Board. The Company's performance was substantially in accordance with the plans. These factors allowed the Board to proactively address matters at an early stage and focus on progress of ongoing projects and programs.

At one meeting, the Company's auditors reviewed the audit process.

In February, the Board decided to propose to the Annual General Meeting that the Board be authorized to take decisions concerning the acquisition and transfer of the Company's own shares. The Annual General Meeting granted this authorization in accordance with the Board's proposal. The Board has not utilized the authorization during 2002.

Throughout the year, the Board received continuous progress reports on programs designed to improve the profitability of Gambro Healthcare US. The Board received reports related to the U.S. Department of Justice's request for documentation and information in the subpoena served on Gambro Healthcare US in June 2001.

As regards Gambro Renal Products, various efficiency-enhancing measures were presented to the Board.

Within Gambro BCT, the Board's main focus was the follow-up and funding of the Pathogen Reduction Technology project. At one of the meetings, Gambro BCT's president gave a comprehensive presentation of the project.

During the later part of the year, a large portion of the Board's work was devoted to strategic planning and strategy-implementation issues. At the Board meeting in October each business area president presented his Strategic Plan for 2003 - 2005 to the Board.

During the year, presentations to the Board were made of the Company's Information Technology strategy and structure and risk management arrangements.

The two Committees referred to below held a number of meetings during 2002.

BOARD NOMINATION PROCESS

Prior to Gambro's Annual General Meeting, prospective Board members are nominated through contacts between the major shareholders, coordinated by the largest shareholder, Investor AB.

THE BOARD HAS APPOINTED TWO WORKING COMMITTEES

Remuneration and Benefits Committee, prepares proposals for Board decisions relating to salaries and other benefits for corporate management. The Committee consists of: Claes Dahlback, Board Chairman, Håkan Mogren, Deputy Chairman and Juha P Kokko.

Audit Committee, addresses audit related issues. However, auditors report to the entire Board of Directors. The Committee consist of: Peter H Grassmann, Chairman, Claes Dahlback, Deputy Chairman and Håkan Mogren.

Board of directors

MEMBERS

Claes Dahlbäck Chairman. BSc Econ. Born 1947. Elected 1998. Chairman of the Boards of Investor AB, Stora Enso and Vin&Sprit. Member of the Board of Findus.
Shareholding in Gambro: 17,000 shares through own company.

Sandra Austin Crayton BSN, MPH, JD. Born 1947. Elected 2001. Chairman of Lake Eufaula Ford Mercury, Inc. Member of the Board of Directors of National City Corporation, Ferro Corporation, Cancer Treatment Centers of America and NCCI Holdings, Inc.
Sharholding in Gambro: 2,000 shares.

Gösta Gahrton MD, PhD. Born 1932. Elected 1998. Professor at the Karolinska Institutet. Former head of the Department of Medicine at Huddinge Hospital and Chairman of the Karolinska Institutet's Nobel Prize Committee. President of the World Marrow Donor Association. Member of the Board of, among others, Marianne and Marcus Wallenberg's Foundation, and Principal of the King Gustaf V Jubilee Fund and the King Gustaf V 80 Year Fund.
Shareholding in Gambro: 8,200 shares.

Wilbur H Gantz MBA, BA. Born 1937. Elected 2001. Chairman and CEO of Ovation Pharmaceuticals Inc. Former Chairman, President and CEO of Patho-Genesis Corporation. Member of the Board of The Gillette Company, W.W. Grainger, Inc., Harris Bank and Bankmont Financial Corp.
Shareholding in Gambro: 5,000 shares.

Peter H Grassmann MSc, PhD. Born 1939. Elected 1998. Former President and CEO of Carl Zeiss, Germany and member of the executive board of the Medical Systems Group of Siemens AG, Germany. Member of the Board of ASM-L Holding N.V., Netherlands. Member of the Senate of Max-Planck-Society, Munich, Germany. Member of several boards of start-ups and of the Private Equity Fund EQT in Germany.
Shareholding in Gambro: 18,200 shares.

Juha P Kokko BSc, MD, PhD. Born 1937. Elected 1998. Professor of Medicine. Immediate past Asa G. Candler Professor of Medicine and Associate Dean for Clinical Research, Emory University, Atlanta, Georgia, USA. Former Chairman of Medicine at Emory University; Chief of Nephrology, University of Texas, Dallas, Texas, USA; Past President American Society of Nephrology, and Scientific Advisory Board Member of Acleris Pharmaceutical, Inc., Hopkinton, Massachusetts, USA among other positions.
Shareholding in Gambro: 6,200 shares.

Sören Mellstig President and Chief Executive Officer. MBA. Born 1951. Employed 1994. Member of the Board of Directors of Munters, MacGREGOR International and XCounter.
Shareholding in Gambro: 15,000 shares, 16,975 call options (through own company), and 312,745 employee options.

Håkan Mogren Vice Chairman. DrSc. Born 1944. Elected 1996. Deputy Chairman of AstraZeneca PLC. Chairman of the Board of Reckitt Benckiser PLC. Member of the Boards of Investor AB and Norsk Hydro ASA. Chairman of the Board of the Research Institute of Industrial Economics.
Shareholding in Gambro: 8,000 shares.

Björn Svedberg MSc E E. Dr h c. Born 1937. Elected 1997. Member of the Boards of, among others, Investor AB, SAAB and Knut and Alice Wallenberg's Foundation.
Shareholding in Gambro: 6,200 shares.

Anitha Svensson-Grané Born 1944. Elected 1998. Employee representative, Federation of Salaried Employees to Industry and Services. Board Member of the same Federation.
Shareholding in Gambro: 0 shares.

Irene Tulldahl Born 1953. Elected 2000. Employee representative, Swedish Confederation of Trade Unions.
Shareholding in Gambro: 0 shares.

DEPUTY MEMBERS

Dag Johansson MSc E E. Born 1966. Elected 2000. Employee representative, Federation of Salaried Employees to Industry and Services.
Shareholding in Gambro: 0 shares.

Per Magnusson Born 1964. Elected 2000. Employee representative, Swedish Confederation of Trade Unions.
Shareholding in Gambro: 0 shares.

SECRETARY

Ingmar Magnusson General Counsel, Gambro.

AUDITORS

Peter Bladh Authorized Public Accountant, Öhrlings PricewaterhouseCoopers.

Peter Clemedtson Authorized Public Accountant, Öhrlings PricewaterhouseCoopers.

DEPUTY AUDITORS

Kerstin Moberg Authorized Public Accountant, Öhrlings PricewaterhouseCoopers.

Stephan Tolstoy Authorized Public Accountant, Öhrlings PricewaterhouseCoopers.


Claes Dahlbäck


Sandra Austin Crayton


Gösta Gahrton


Wilbur H Gantz


Peter H Grassmann


Juha P Kokko


Sören Mellstig


Håkan Mogren


Björn Svedberg


Anitha Svensson-Grané


Irene Tulldahl

Executive management


Sören Mellstig

Larry C Buckelew

Alain Granger

David B Perez

Lars Fahlén

Annemarie Gardshol

Lars Granlöf

Leif Smeby

Kevin Smith

GAMBRO'S EXECUTIVE COMITTEE

Sören Mellstig President and Chief Executive Officer. MBA. Born 1951. Employed 1994. Member of the Board of Directors of Munters, MacGREGOR International and XCounter.
Shareholding in Gambro: 15,000 shares, 16,975 call options (through own company), and 312,745 employee options.

Larry C Buckelew President of Gambro Healthcare US. BSc. Born 1953. Employed 2000. Chairman Renal Leadership Council.
Shareholding in Gambro: 2,000 shares and 357,100 employee options.

Alain Granger President of Gambro Renal Products. BSc. Born 1942. Employed 1978.
Shareholding in Gambro: 17,000 shares and 107,860 employee options.

David B Perez President of Gambro BCT. BA. Born 1959. Employed 1999. Member of the Board of Trustees of the National Blood Foundation. Member of the Board of Directors for the National Blood Data Resource Center, Sangart, AdvaMed, the Advanced Medical Technology Association. In addition Chairman of the Blood Products and Technology Sector of AdvaMed.
Shareholding in Gambro: 0 shares, 121,560 employee options.

Lars Fahlén Senior Vice President, Corporate Human Resources. MSc. Born 1943. Employed 1992.
Shareholding in Gambro: 5,000 shares and 78,860 employee options.

Annemarie Gardshol Senior Vice President, Strategic Development. MSc. Born 1967. Employed 2000. Member of the board of directors of Semcon.
Shareholding in Gambro: 0 shares and 49,700 employee options.

Lars Granlöf Senior Vice President, CFO. BSc Econ. Born 1962. Employed 1994. Deputy board member of MacGREGOR International.
Shareholding in Gambro: 800 shares and 61,340 employee options.

Leif Smeby Senior Vice President, Corporate Research. BSc, PhD. Born 1944. Employed 1986. Member of the Board of Directors of Cella Vision.
Shareholding in Gambro: 500 shares, 5,295 call options and 69,720 employee options.

Kevin Smith President of Gambro Inc. BSc. Born 1949. Employed 1998. Member of the Board of Directors of World Trade Center, Denver.
Shareholding in Gambro: 3,000 shares and 146,100 employee options.

OTHER LEADING OFFICIALS

Juan Bosch Chief Medical Officer. MD, Professor. Born 1944. Employed 2001.
Shareholding in Gambro: 0 shares and 108,250 employee options.

Bo-Inge Hansson President, Gambro Healthcare International. MSc. Born 1958. Employed 1982.
Shareholding in Gambro: 1,775 shares and 56,320 employee options.

Ingmar Magnusson General Counsel. BL. Born 1945. Employed 1983.
Shareholding in Gambro: 0 shares and 49,690 employee options.

Bengt Modéer Senior Vice President, Corporate Communications, MSc, PhD. Born 1943. Employed 1991. Chairman of the boards of the Swedish Association of Inventors and the Swedish-German Research Association.
Sharholding in Gambro: 1,495 shares, 7,310 call options and 35,580 employee options.

Glossary

ABC Automated Blood Collection is a lifesaving technology that enables blood centers to update their historical manual collection methods to a predictable, controllable, and more productive process designed with today's quality standards in mind. ABC also enables a blood center to collect more transfusable blood products from every donation.

APD Automated peritoneal dialysis, dialysis fluid administration by means of a machine.

Anemia Reduced number of erythrocytes in the blood.

Apheresis Automated collection of one or several specific blood components from a donor (alternatively, removal of certain blood components from the patient). The remaining components are transfused back to the donor (alternatively to the patient).

Artificial kidney Synonym, dialyzer or filter.

Autologous blood salvage (ABS) The practice of collecting shed blood from a patient during or after a surgical procedure and returning it to the patient.

Biocompatible The act of being non-traumatic to biological tissue.

Biofeedback Technique enabling the manipulation of a biological process, by combining knowledge and monitoring of other processes.

Biosensor Sensitive measuring device of biological phenomenon.

Blood bank technology The products and services that enable blood centers to collect, purify and store blood components. In addition to collection of blood components, this includes methods for reducing the portion of white blood cells in collected blood (leukoreduction), pathogen inactivation, IT-applications, solutions required for, for example, therapeutic apheresis, etc.

Blood lines Used to connect the patient to the dialyzer and dialysis machine.

Blood platelets (thrombocytes) Blood platelets are cells whose main task is to promote blood clotting in case of bleeding.

Buffy coat The layer, remaining of white blood cells and thrombocytes, that exits between plasma and red blood cells after whole blood is centrifuged.

CMS Centers for Medicare and Medicaid Services, Health Care Financing Adminstration. The agency of the Department of Health and Human Services that administers the Medicare and Medicaid programs in the U.S.

Capitation (USA) A type of prospective payment based on a flat rate per person paid on a regular schedule, usually monthly for a specific range of service ("full capitation" is the payment that the care provider receives for completely managing a chronic disease, see Managed care), as opposed to fee-for-service, see below.

Convective therapies Dialysis therapies using convective transport rather than diffusive transport to remove solutes from blood; convection removes a wider range of solutes and requires a high flux membrane; optimal use of convection also requires large volumes of sterile infusion fluid.

Dialysis Cleaning of the blood by artificial means; treatment provided to patients with acute or chronic kidney failure.

Dialysis concentrate Electrolyte solution, which after dilution with water becomes dialysis fluid can also be supplied as a dry powder, which is automatically dissolved and converted into a concentrate by the dialysis machine.

Dialysis machine/monitor Machine which supervises and controls the flow of blood and dialysis fluid through the artificial kidney during the treatment; the machine also prepares the dialysis fluid from water and concentrate.

Dialyzer Often referred to as an artificial kidney; a type of filter used in dialysis treatment through which the blood flows and is cleansed.

Diffusion Movement of a solute from a higher to a lower concentration area, i.e. transport driven by a concentration gradient.

ESRD (end stage renal disease) Failed kidney function which results in a toxic and fatal condition if the patient is not treated regularly with dialysis or receives a kidney transplant.

Extracorporeal Situated or occurring outside (extra) the body (corporeal).

FDA Food and Drug Administration, American authority that regulates the food and drug industry.

Glomerulonephritis Inflammation of the glomeruli of the kidney (see below); common cause for chronic renal failure.

Glomerulus Network of blood capillaries in the kidney; main site where waste products in blood are filtered and a primary urine is formed.

HIPAA The Health American Insurance Portability and Accountability Act of 1996.

HIPAA Health Insurance Reform Title I of HIPAA protects health insurance coverage for workers and their families when they change or lose their jobs.

HMO Health Maintenance Organization (USA). A health care organization that acts as both insurer and provider of comprehensive but specified medical services. A defined set of benefits is provided to a voluntarily enrolled population for a capitated payment per member per month (PMPM).

Hemodiafiltration (HDF) Dialysis treatment designed to remove accumulated metabolic products from blood by a combination of diffusive and convective transport through a semi-permeable membrane of high-flux type.

Hemofiltration (HF) Dialysis treatment designed to remove accumulated metabolic products from blood by the process of convective transport as a consequence of ultrafiltration through a semipermeable membrane of high-flux type; the volume of filtered fluid exceeding the desired weight loss is replaced by pyrogen-free infusion solution.

High flux membrane Membrane which is more permeable, open, to the passage of solutes and fluid, than conventional membranes.

Kidney Approximately 1,700 liters of blood normally pass through the kidneys every 24 hours. In the kidneys, the blood is distributed into about two million nephrons. The nephron is the kidney's smallest functional unit; it can independently clean the blood and produce urine. In the nephron, the blood flows first to the glomerulus, a very small global structure of minute blood capillaries. There, a large part of the liquid in the blood is squeezed out through small holes in the capillaries. The liquid contains water, waste products, salts and many nutritive substances The primary urine is captured in "Bowman's capsule," which surrounds the entire glomerulus. The primary urine is then concentrated. The greater part of the liquid, as well as salts and nutritive substances, are reabsorbed by the blood. What remains is urine, which is discharged to the bladder via the renal pelvis and the ureter.

Leukoreduction Removal of contaminating white blood cells from donor red blood cells and platelets.

Managed care A category of health care organization in the US that seeks to control cost by monitoring how member doctors and hospitals treat patients and by limiting access to specialists and costly procedures.

Medicaid A US federal/state entitlement program that provides medical assistance for low income persons who are aged, blind, disabled, or members of families with dependent children.

Medicare A federally funded health insurance program that provides benefits to the elderly (over the age of 65), disabled, and those with ESRD in the US. Medicare is administered by the HCFA.

MedPac The Medicare Payment Advisory Comission is an independent federal body that advises the U.S. Congress on issues affecting the Medicare Program.

Pathogen inactivation A process to inactivate viruses, bacteria and other pathogens prevailing in the blood.

PD cycler Machine used to administer PD fluid to patients automatically, usually used during night.

Preoperative apheresis Removal of specific blood components (apheresis) from a patient prior to the operation (preoperative).

Stem cells Stem cells are found in the bone marrow or, to a lesser extent, in the peripheral blood system. They are the blood's mother cells, which eventually develop into red or white blood cells or blood platelets.

Stem cell therapy Stem cells are collected from the blood system and infused into the patient who is then capable of forming new blood. Cancer patients may need an infusion of various types of stem cells following treatment with cytotoxic drugs or chemotherapy.

Synthetic membrane Made from man-made materials; applies to most modern membranes (alternative to cellulosic membranes).

Theurapeutic apheresis Procedure for cleansing the blood through filters; used to treat persons with certain disorders.

Transfusion medicine Involves the collection of various blood components from healthy donors for transfusion to patients in need of such therapy.

Ultrafiltration The movement of fluid through a membrane caused by a pressure gradient.

Volume control Control of the fluid removal from blood, which needs to take place during dialysis to compensate for the lost renal function (about 1 liter/day).

Water treatment Special pre-treatment of water for dialysis removing minerals and microbiological contaminants to a safe level.

White blood cells (leukocytes) White blood cells are circulating nucleated cells that are classified into a number of subgroups that in an overall sense function to protect the body when it is exposed to challenges such as disease, toxins, allergens etc.


GAMBRO

Gambro AB
Jakobsgatan 6
P.O. Box 7373
SE-103 91 Stockholm
Telephone +46-8-613 65 00
Fax +46-8-611 28 30
info@gambro.com
www.gambro.com